


NVR

ANNUAL REPORT 2007

Profile of NVR, Inc.

Corporate Profile

Headquartered in Reston, Virginia, NVR, Inc. is one of America's leading homebuilders. We serve homebuyers in twenty-two metropolitan areas in twelve states, including:

Mid Atlantic:	Maryland, Virginia, West Virginia & Delaware
North East:	Eastern Pennsylvania and New Jersey
Mid East:	Kentucky, New York, Ohio & Western Pennsylvania
South East:	North Carolina, South Carolina & Tennessee

Homebuilding

Our homebuilding operations sell and construct homes under four brand names:

Ryan Homes — Founded in 1948 in Pittsburgh, Pennsylvania, to provide housing in the expanding post-war economy, Ryan Homes has constructed more than 285,000 homes in our sixty years of existence. Ryan Homes currently operates in every state listed above except Tennessee, which is served by our Fox Ridge Homes division. Ryan offers a variety of home-buying options to suit a broad spectrum of consumer needs, whether single-family, townhouse, or garden condominium.

NVHomes — Offering additional architectural details and designer elements tailored to suit the most discriminating of tastes, NVHomes has earned a reputation for quality and value. Established in 1980 in Northern Virginia, NVHomes now operates in Virginia, Maryland, Delaware and Pennsylvania.

Fox Ridge Homes — Founded in 1961, Fox Ridge Homes is one of the largest homebuilders in Nashville, Tennessee. Fox Ridge focuses primarily on the first-time homebuyer and first-time move-up markets.

Rymarc Homes — Founded in 1982, Rymarc Homes is a leading homebuilder in Columbia, South Carolina, and markets its homes primarily to first-time customers.

Our **Building Products** operation supports the construction operations, with manufacturing facilities in Maryland, Pennsylvania, New York, New Jersey, North Carolina and Tennessee. Building Products supplies structural building components, produced to exacting standards in a controlled environment and then delivered to the job site to reduce waste and improve efficiency.

Mortgage Banking

NVR Mortgage — The mission of the mortgage subsidiary is to serve the needs of NVR homebuyers. With headquarters in Reston, Virginia, NVR Mortgage offers mortgage services in all markets in which homebuilding operates.

NVR Settlement Services — Also headquartered in Reston, Virginia, this subsidiary provides a complete range of settlement and title services to support NVR's homebuilding operations.

Common stock of NVR, Inc. is traded on the New York Stock Exchange under the symbol, NVR.



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Millions
2003
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2007

NET INCOME



$100.00
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$70.00
$60.00
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$40.00
$30.00
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2003
2004
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2006
2007

DILUTED EARNINGS PER SHARE

To our Shareholders

2007 was a challenging year. The Company and the homebuilding industry were confronted with market conditions that continued to deteriorate. The demand for new homes weakened significantly from 2006, as mortgage financing became more difficult and homebuyer confidence waned. These and other factors led to fewer new orders, higher cancellations, higher housing inventory, and weaker pricing across most markets. Given these challenging market conditions, we attained the following results in 2007:

- Homebuilding revenues of $5.0 billion
- $334 million of net income
- Diluted earnings per share of $54.14
- Cash flow generated from operating activities was $559 million
- Generated 12,270 new orders
- Ended the year with 5,145 backlog units, with a dollar value of $1.9 billion

Although these results are far from where we would like them to be, we adjusted to changing market conditions; and consequently, we are proud to have outpaced the broader homebuilding industry. We were the most profitable homebuilder in 2007 and one of very few who remained profitable this year. We continue to lead the industry in return on equity, return on capital, and inventory turnover. We increased our market share by focusing on creating compelling values for our customers. We also maintained our balance sheet liquidity with our industry leading 15% debt to capital ratio.

There are many macroeconomic factors we cannot control that negatively impacted our business in 2007. While we recognize these factors, we also understand that we don't make the market, we simply serve it. We need to adapt to changing market conditions and continue to focus on the things that we can control, rather than those that we cannot.

At the top of the list of things we can control is our proven business strategy. Our strategy emphasizes liquidity and market concentration, while minimizing risk. Unlike our major competitors, we are not in the land development business. We acquire finished lots exclusively through option contracts, limiting our exposure to a small percentage of the actual land cost. In the event of a downturn, like the one we are in today, we have greater flexibility than our competitors. The liquidity generated by our business model allows us to take advantage of opportunities, whatever may arise.

A second aspect of our business strategy is market concentration. We strive to increase market share in all of our markets. This allows us to leverage our management talent and business relationships, resulting in lower costs and higher returns. We believe that both aspects of our business strategy are extremely important given the current homebuilding market. They have been cornerstones of our success over the years and will allow us to meet the challenges that lie ahead.



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Units
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2007

NEW ORDERS



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Billions
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2007

HOMEBUILDING REVENUE



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OPERATING CASH FLOW

A third part of our business that we can control is the way we treat our customers. We take great pride in our reputation as a company that places the customer first. We work with our customers to ensure they are satisfied from the moment they first enter our model. We focus on their needs throughout the home buying experience — from working with them through the financing process, to building a quality home, and standing by our product beyond the date we deliver their home. Valuing our customers in this way is the right thing to do. It also helps us to increase our market share and improve financial results.

We would like to thank everyone who has partnered with us during this difficult year. We are proud of the performance of our employees, subcontractors, developers, and suppliers. Their dedicated service and commitment to NVR is very much appreciated and will be instrumental in allowing us to survive and thrive in this difficult economic environment.

We would also like to extend a special thank you to George Slye, one of our board members, for his dedicated service and contributions to NVR. George will be leaving the board in 2008, after serving as an invaluable board member since 1993. His guidance and leadership helped the company achieve tremendous growth through the years. We wish him well in his retirement.

The homebuilding industry experienced a difficult year in 2007. While these challenging market conditions will likely continue, we truly believe that within these challenges lie opportunities. We are excited to use our financial strength, proven business strategies, and dedicated team of employees to find and take advantage of these opportunities.

Sincerely,



Dwight C. Schar
Chairman of the Board



Paul C. Saville
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ____ to ____________

Commission file number 1-12378

NVR, Inc.
(Exact name of registrant as specified in its charter)

Virginia	**54-1394360**
(State or other jurisdiction of incorporation or organization)	(IRS employer identification number)

11700 Plaza America Drive, Suite 500
Reston, Virginia 20190
(703) 956-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	New York Stock Exchange
5% Senior Notes due 2010	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No __

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as described in Exchange Act Rule 12b-2).

Large accelerated filer X   Accelerated filer __   Non-accelerated filer __

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No X

The aggregate market value of the voting stock held by non-affiliates of NVR, Inc. on June 29, 2007, the last business day of NVR, Inc.'s most recently completed second fiscal quarter, was $3,354,186,383.

As of February 18, 2008 there were 5,261,167 total shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement of NVR, Inc. to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934 on or prior to April 29, 2008 are incorporated by reference into Part III of this report.

INDEX

PART I

Item 1. Business.

General

NVR, Inc. ("NVR") was formed in 1980 as NVHomes, Inc. Our primary business is the construction and sale of single-family detached homes, townhomes and condominium buildings. To fully serve our homebuilding customers, we also operate a mortgage banking business. We conduct our homebuilding activities directly, except for Rymarc Homes, which is operated as a wholly owned subsidiary. Our mortgage banking operations are operated primarily through a wholly owned subsidiary, NVR Mortgage Finance, Inc. ("NVRM"). Unless the context otherwise requires, references to "NVR", "we", "us" or "our" include NVR and its consolidated subsidiaries.

We are one of the largest homebuilders in the United States. While we operate in multiple locations in twelve states, primarily in the eastern part of the United States, approximately 36% of our home settlements in 2007 occurred in the Washington, D.C. and Baltimore, MD metropolitan areas, which accounted for 49% of our 2007 homebuilding revenues. Our homebuilding operations include the construction and sale of single-family detached homes, townhomes and condominium buildings under four trade names: Ryan Homes, NVHomes, Fox Ridge Homes and Rymarc Homes. The Ryan Homes, Fox Ridge Homes, and Rymarc Homes products are marketed primarily to first-time homeowners and first-time move-up buyers. The Ryan Homes product is currently sold in twenty metropolitan areas located in Maryland, Virginia, West Virginia, Pennsylvania, New York, North Carolina, South Carolina, Ohio, New Jersey, Delaware and Kentucky. During 2007, Ryan Homes exited the Detroit, Michigan market. The Fox Ridge Homes product is sold solely in the Nashville, TN metropolitan area and the Rymarc Homes product is sold solely in the Columbia, South Carolina market. The NVHomes product is marketed primarily to move-up and upscale buyers and is sold in the Washington, D.C., Baltimore, MD, Philadelphia, PA and the Maryland Eastern Shore metropolitan areas. In 2007, our average price of a settled unit was approximately $373,000.

We do not engage in the land development business. Instead, we acquire finished building lots at market prices from various development entities under fixed price purchase agreements ("purchase agreements") that require deposits that may be forfeited if we fail to perform under the purchase agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts and represent a percentage, typically ranging up to 10%, of the aggregate purchase price of the finished lots.

Our lot acquisition strategy reduces the financial requirements and risks associated with direct land ownership and land development. We may, at our option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of our intent not to acquire the finished lots under contract. Our sole legal obligation and economic loss for failure to perform under these purchase agreements is limited to the amount of the deposit pursuant to the liquidating damage provision contained within the purchase agreements. We do not have any financial guarantees or completion obligations and we do not guarantee lot purchases on a specific performance basis under these purchase agreements. We generally seek to maintain control over a supply of lots believed to be suitable to meet our five-year business plan.

On a very limited basis, we also obtain finished lots using joint venture limited liability corporations ("LLC's"). All LLC's are structured such that we are a non-controlling member and are at risk only for the amount we have invested. We are not a borrower, guarantor or obligor on any of the LLC's debt. We enter into a standard fixed price purchase agreement to purchase lots from these LLC's. At December 31, 2007, we had an aggregate investment totaling approximately $13 million in twelve separate LLC's which controlled approximately 700 lots.

In addition to building and selling homes, we provide a number of mortgage-related services through our mortgage banking operations. Through operations in each of our homebuilding markets, NVRM originates mortgage loans almost exclusively for our homebuyers. NVRM generates revenues primarily from origination fees, gains on sales of loans and title fees. NVRM sells all of the mortgage loans it closes into the secondary markets on a servicing released basis.

Segment information for our homebuilding and mortgage banking businesses is included in Note 2 to the consolidated financial statements.

Current Business Environment

Market conditions within the homebuilding industry continued to deteriorate throughout 2007. The slowdown which began in the second half of 2005 has been driven by declining consumer confidence, affordability issues and reduced demand for new homes. Additionally, instability within the credit markets in 2007 has placed additional pressures on affordability and demand for new homes. As demand for new homes has slowed, the industry has been faced with higher levels of new and existing home inventories. Each of these market factors has resulted in an extremely competitive sales environment and has forced us and our competitors to reduce prices and offer sales incentives. In turn, our home sales and profit margins have been negatively impacted from prior years. We expect the current challenging market conditions to continue in 2008. For additional information and analysis of recent trends in our operations and financial condition, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K.

Homebuilding

Products

We offer single-family detached homes, townhomes and condominium buildings with many different basic home designs. These home designs have a variety of elevations and numerous other options. Our homes combine traditional or colonial exterior designs with contemporary interior designs and amenities, generally include two to four bedrooms, and range from approximately 900 to 7,300 square feet. During 2007, the prices of our homes settled ranged from approximately $60,000 to $2,500,000 and averaged approximately $373,000. During 2006, our average price was approximately $398,000.

Markets

Our four reportable homebuilding segments operate in the following geographic regions:

Mid Atlantic:	Maryland, Virginia, West Virginia and Delaware
North East:	New Jersey and eastern Pennsylvania
Mid East:	Kentucky, New York, Ohio and western Pennsylvania
South East:	North Carolina, South Carolina, and Tennessee

Further discussion of settlements, new orders and backlog activity by homebuilding reportable segment for each of the last three years can be found in *Management's Discussion and Analysis of Financial Condition and Results of Operations* (see Item 7 of this report).

Backlog

Backlog totaled 5,145 units and approximately $1.9 billion at December 31, 2007 compared to backlog of 6,388 units and approximately $2.6 billion at December 31, 2006. Our cancellation rate was approximately 21% during 2007. During 2006 and 2005, our cancellation rates were approximately 19% and 12%, respectively. We can provide no assurance that our historical cancellation rate is indicative of the actual cancellation rate that may occur in 2008, and our cancellation rate could continue to increase. See "Risk Factors" in Item 1A.

Construction

We utilize independent subcontractors under fixed price contracts to perform construction work on our homes. The subcontractors' work is performed under the supervision of our employees who monitor quality control. We use many independent subcontractors in our various markets and we are not dependent on any single subcontractor or on a small number of subcontractors.

Land Development

We are not in the land development business. We purchase finished lots from various land developers under fixed price purchase agreements that require deposits that may be forfeited if we fail to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts and represent a percentage, typically ranging up to 10%, of the aggregate purchase price of the finished lots. We are not dependent on any single developer or on a small number of developers.

Sales and Marketing

Our preferred marketing method is for customers to visit a furnished model home featuring many built-in options and a landscaped lot. The garages of these model homes are usually converted into temporary sales centers where alternative facades and floor plans are displayed and designs for other models are available for review. Sales representatives are compensated predominantly on a commission basis.

Regulation

We and our subcontractors must comply with various federal, state and local zoning, building, environmental, advertising and consumer credit statutes, rules and regulations, as well as other regulations and requirements in connection with our construction and sales activities. All of these regulations have increased the cost to produce and market our products, and in some instances, have delayed our developers' abilities to deliver us finished lots. Counties and cities in which we build homes have at times declared moratoriums on the issuance of building permits and imposed other restrictions in the areas in which sewage treatment facilities and other public facilities do not reach minimum standards. To date, restrictive zoning laws and the imposition of moratoriums have not had a material adverse effect on our construction activities. However, in certain markets in which we operate, we believe that our growth has been hampered by the longer time periods necessary for our developers to obtain the necessary governmental approvals.

Competition and Market Factors

The housing industry is highly competitive. We compete with numerous homebuilders of varying size, ranging from local to national in scope, some of which have greater financial resources than we do. We also face competition from the home resale market. Our homebuilding operations compete primarily on the basis of price, location, design, quality, service and reputation. We historically have been one of the market leaders in each of the markets where we build homes.

The housing industry is cyclical and is affected by consumer confidence levels, prevailing economic conditions and interest rates. Other factors that affect the housing industry and the demand for new homes include the availability and the cost of land, labor and materials; changes in consumer preferences; demographic trends; and the availability of mortgage finance programs. See "Risk Factors" in Item 1A.

We are dependent upon building material suppliers for a continuous flow of raw materials. Whenever possible, we utilize standard products available from multiple sources. In the past, such raw materials have been generally available to us in adequate supply.

Mortgage Banking

We provide a number of mortgage related services to our homebuilding customers through our mortgage banking operations. Our mortgage banking operations also include separate subsidiaries that broker title insurance and perform title searches in connection with mortgage loan closings for which they receive commissions and fees. Because NVRM originates mortgage loans almost exclusively for our homebuilding customers, NVRM is dependent on our homebuilding segment. In 2007, NVRM closed approximately 10,600 loans with an aggregate principal amount of approximately $3.2 billion as compared to 12,200 loans with an aggregate principal amount of approximately $3.9 billion in 2006.

NVRM sells all of the mortgage loans it closes to investors in the secondary markets on a servicing released basis, typically within 30 days from the loan closing. NVRM is an approved seller/servicer for FNMA, GNMA, FHLMC, VA and FHA mortgage loans.

Competition and Market Factors

NVRM's main competition comes from national, regional, and local mortgage bankers, mortgage brokers, thrifts and banks in each of these markets. NVRM competes primarily on the basis of customer service, variety of products offered, interest rates offered, prices of ancillary services and relative financing availability and costs.

Regulation

NVRM is an approved seller/servicer of FNMA, GNMA, FHLMC, FHA and VA mortgage loans, and is subject to all of those agencies' rules and regulations. These rules and regulations restrict certain activities of NVRM. NVRM is currently eligible and expects to remain eligible to participate in such programs. In addition, NVRM is subject to regulation at the state and federal level with respect to specific origination, selling and servicing practices.

Pipeline

NVRM's mortgage loans in process that have not closed ("Pipeline") at December 31, 2007 and 2006, had an aggregate principal balance of $1.2 billion and $1.6 billion, respectively. Our cancellation rate was approximately 45% in 2007. During 2006 and 2005, our cancellation rates were approximately 35% and 27%, respectively. We can provide no assurance that the prior year cancellation rate is indicative of the actual cancellation rate that may occur in 2008, and our cancellation rate could continue to increase. See "Risk Factors" in Item 1A.

Employees

At December 31, 2007, we employed 4,119 full-time persons, of whom 1,538 were officers and management personnel, 279 were technical and construction personnel, 818 were sales personnel, 640 were administrative personnel and 844 were engaged in various other service and labor activities. None of our employees are subject to a collective bargaining agreement and we have never experienced a work stoppage. We believe that our employee relations are good.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). These filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our principal Internet website can be found at *http://www.nvrinc.com.* We make available free of charge on or through our website, access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after such material is electronically filed, or furnished, to the SEC.

Our website also includes a corporate governance section which contains our Corporate Governance Guidelines (which includes our Directors' Independence Standards), Code of Ethics, Board of Directors' Committee Charters for the Audit, Compensation, Corporate Governance, Nominating and Qualified Legal Compliance Committees, Policies and Procedures for the Consideration of Board of Director Candidates and Policies and Procedures on Security Holder Communications with the Board of Directors. Additionally, amendments to and waivers from a provision of the Code of Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions will be disclosed on our website (of which there were none in 2007). On January 2, 2008, in connection with the transfer of the listing of our common stock to the New York Stock Exchange, we amended the Code of Ethics to include the following four topics that were not previously included in the Code of Ethics: (1) confidential, proprietary and inside information, (2) corporate opportunities, (3) competition and fair dealing, and (4) personal use or acquisition of company property and supplies. Previously, these topics were included in the NVR, Inc. Standards of Business Conduct, which are in addition to the Code of Ethics.

In addition, you may request a copy of the foregoing filings (excluding exhibits), charters, guidelines and codes, and any waivers or amendments to such codes which are applicable to our executive officers, senior financial officers or directors, at no cost by writing to us at NVR, Inc., 11700 Plaza America Drive, Suite 500, Reston, VA 20190, Attention: Investor Relations Department or by telephoning us at (703) 956-4000.

Item 1A. Risk Factors.

Forward-Looking Statements

Some of the statements in this Form 10-K, as well as statements made by us in periodic press releases or other public communications, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other comparable terminology. All statements other than of historical facts are forward looking statements. Forward looking statements contained in this document include those regarding market trends, NVR's financial position, business strategy, the outcome of pending litigation, projected plans and objectives of management for future operations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results or performance of NVR to be materially different from future results, performance or achievements expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to the following: general economic and business conditions (on both a national and regional level); interest rate changes; access to suitable financing by NVR and NVR's customers; competition; the availability and cost of land and other raw materials used by NVR in its homebuilding operations; shortages of labor; weather related slow-downs; building moratoriums; governmental regulation; the ability of NVR to integrate any acquired business; fluctuation and volatility of stock and other financial markets; mortgage financing availability; and other factors over which NVR has little or no control.

RISK FACTORS

Our business is affected by the risks generally incident to the residential construction business, including, but not limited to:

- actual and expected direction of interest rates, which affect our costs, the availability of construction financing, and long-term financing for potential purchasers of homes;
- the availability of adequate land in desirable locations on favorable terms;
- unexpected changes in customer preferences; and
- changes in the national economy and in the local economies of the markets in which we have operations.

All of these risks are discussed in detail below.

The homebuilding industry is experiencing a significant downturn. The continuation of this downturn could adversely affect our business and our results of operations.

The homebuilding industry has continued to experience a significant downturn as a result of declining consumer confidence, affordability issues and uncertainty as to the stability of home prices. As a result, we have experienced reduced demand for new homes. These market factors have also resulted in pricing pressures and in turn lower gross profit margins in most of our markets. A continued downturn in the homebuilding industry could result in a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Interest rate movements, inflation and other economic factors can negatively impact our business.

High rates of inflation generally affect the homebuilding industry adversely because of their adverse impact on interest rates. High interest rates not only increase the cost of borrowed funds to homebuilders but also have a significant effect on housing demand and on the affordability of permanent mortgage financing to prospective purchasers. We are also subject to potential volatility in the price of commodities that impact costs of materials used in our homebuilding business. Increases in prevailing interest rates could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Our financial results also are affected by the risks generally incident to our mortgage banking business, including interest rate levels, the impact of government regulation on mortgage loan originations and servicing and the need to issue forward commitments to fund and sell mortgage loans. Our homebuilding customers accounted for almost all of our mortgage banking business in 2007. The volume of our continuing homebuilding operations therefore affects our mortgage banking business.

Our mortgage banking business also is affected by interest rate fluctuations. We also may experience marketing losses resulting from daily increases in interest rates to the extent we are unable to match interest rates and amounts on loans we have committed to originate with forward commitments from third parties to purchase such loans. Increases in interest rates may have a material adverse effect on our mortgage banking revenue, profitability, stock performance, ability to service our debt obligations and future cash flows.

Our operations may also be adversely affected by other economic factors within our markets such as negative changes in employment levels, job growth, and consumer confidence and availability of mortgage financing, one or all of which could result in reduced demand or price depression from current levels. Such negative trends could have a material adverse effect on homebuilding operations.

These factors and thus, the homebuilding business, have at times in the past been cyclical in nature.. Any downturn in the national economy or the local economies of the markets in which we operate could have a material adverse effect on our sales, profitability, stock performance and ability to service our debt obligations. In particular, approximately 36% of our home settlements during 2007 occurred in the Washington, D.C. and Baltimore, MD metropolitan areas, which accounted for 49% of our 2007 homebuilding revenues. Thus, we are dependent to a significant extent on the economy and demand for housing in those areas.

Our inability to secure and control an adequate inventory of lots could adversely impact our operations.

The results of our homebuilding operations are dependent upon our continuing ability to control an adequate number of homebuilding lots in desirable locations. There can be no assurance that an adequate supply of building lots will continue to be available to us on terms similar to those available in the past, or that we will not be required to devote a greater amount of capital to controlling building lots than we have historically. An insufficient supply of building lots in one or more of our markets, an inability of our developers to deliver finished lots in a timely fashion, or our inability to purchase or finance building lots on reasonable terms could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

If the market value of our inventory or controlled lot position declines, our profit could decrease.

Inventory risk can be substantial for homebuilders. The market value of building lots and housing inventories can fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. We must, in the ordinary course of our business, continuously seek and make acquisitions of lots for expansion into new markets as well as for replacement and expansion within our current markets, which is accomplished by us entering fixed price purchase agreements and paying forfeitable deposits under the purchase agreement to developers for the contractual right to acquire the lots. In the event of significant changes in economic or market conditions, we may cease further building activities in communities or restructure existing purchase agreements, resulting in forfeiture of some or all of any remaining land contract deposit paid to the developer. We may also dispose of certain subdivision inventories on a bulk or other basis. Either action may result in a loss which could have a material adverse effect on our profitability, stock performance, ability to service our debt obligations and future cash flows.

Because almost all of our customers require mortgage financing, the availability of suitable mortgage financing could impair the affordability of our homes, lower demand for our products, and limit our ability to fully deliver our backlog.

Our business and earnings depend on the ability of our potential customers to obtain mortgages for the purchase of our homes. In addition, many of our potential customers must sell their existing homes in order to buy a home from us. The tightening of credit standards and the availability of suitable mortgage financing could prevent customers from buying our homes and could prevent buyers of our customers' homes from obtaining mortgages they need to complete that purchase, both of which could result in our potential customers inability to buy a home from us. If our potential customers or the buyers of our customers' current homes are not able to obtain suitable financing, the result could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

If our ability to sell mortgages to investors is impaired, we may be required to fund these commitments ourselves, or not be able to originate loans at all.

Our mortgage segment sells all of the loans it originates into the secondary market usually within 30 days from the date of closing, and has up to $125 million available in an annually renewable warehouse credit facility to fund mortgage closings. In the event that disruptions to the secondary markets similar to those which occurred during 2007 continue to tighten or eliminate the available liquidity within the secondary markets for mortgage loans, or the underwriting requirements by our secondary market investors continue to become more stringent, our ability to sell future mortgages could decline and we could be required, among other things, to fund our commitments to our buyers with our own financial resources, which is limited, or require our home buyers to find another source of financing. The result of such secondary market disruption could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Our current indebtedness may impact our future operations and our ability to access necessary financing.

Our homebuilding operations are dependent in part on the availability and cost of working capital financing, and may be adversely affected by a shortage or an increase in the cost of such financing. If we require working capital greater than that provided by our operations and our credit facility, we may be required to seek to increase the amount available under the facility or to obtain alternative financing. No assurance can be given that additional or replacement financing will be available on terms that are favorable or acceptable. If we are at any time unsuccessful in obtaining sufficient capital to fund our planned homebuilding expenditures, we may experience a substantial delay in the completion of any homes then under construction. Any delay could result in cost increases and could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Our existing indebtedness contains financial and other restrictive covenants and any future indebtedness may also contain covenants. These covenants include limitations on our ability, and the ability of our subsidiaries, to incur additional indebtedness, pay cash dividends and make distributions, make loans and investments, enter into transactions with affiliates, effect certain asset sales, incur certain liens, merge or consolidate with any other person, or transfer all or substantially all of our properties and assets. Substantial losses by us or other action or inaction by us or our subsidiaries could result in the violation of one or more of these covenants which could result in decreased liquidity or a default on our indebtedness, thereby having a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Our mortgage banking operations are dependent on the availability, cost and other terms of mortgage warehouse financing, and may be adversely affected by any shortage or increased cost of such financing. No assurance can be given that any additional or replacement financing will be available on terms that are favorable or acceptable. Our mortgage banking operations are also dependent upon the securitization market for mortgage-backed securities, and could be materially adversely affected by any fluctuation or downturn in such market.

Government regulations and environmental matters could negatively affect our operations.

We are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area. We have from time to time been subject to, and may also be subject in the future to, periodic delays in our homebuilding projects due to building moratoriums in the areas in which we operate. Changes in regulations that restrict homebuilding activities in one or more of our principal markets could have a material adverse effect on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

We are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. We are subject to a variety of environmental conditions that can affect our business and our homebuilding projects. The particular environmental laws that apply to any given homebuilding site vary greatly according to the location and environmental condition of the site and the present and former uses of the site and adjoining properties. Environmental laws and conditions may result in delays, cause us to incur substantial compliance and other costs, or prohibit or severely restrict homebuilding activity in certain environmentally sensitive regions or areas, thereby adversely affecting our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

We are an approved seller/servicer of FNMA, GNMA, FHLMC, FHA and VA mortgage loans, and are subject to all of those agencies' rules and regulations. Any significant impairment of our eligibility to sell/service these loans could have a material adverse impact on our mortgage operations. In addition, we are subject to regulation at the state and federal level with respect to specific origination, selling and servicing practices. Adverse changes in governmental regulation may have a negative impact on our mortgage loan origination business.

We face competition in our housing and mortgage banking operations.

The homebuilding industry is highly competitive. We compete with numerous homebuilders of varying size, ranging from local to national in scope, some of whom have greater financial resources than we do. We face competition:

- for suitable and desirable lots at acceptable prices;
- from selling incentives offered by competing builders within and across developments; and
- from the existing home resale market.

Our homebuilding operations compete primarily on the basis of price, location, design, quality, service and reputation.

The mortgage banking industry is also competitive. Our main competition comes from national, regional and local mortgage bankers, thrifts, banks and mortgage brokers in each of these markets. Our mortgage banking operations compete primarily on the basis of customer service, variety of products offered, interest rates offered, prices of ancillary services and relative financing availability and costs.

There can be no assurance that we will continue to compete successfully in our homebuilding or mortgage banking operations. An inability to effectively compete may have an adverse impact on our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

A shortage of building materials or labor, or increases in materials or labor costs may adversely impact our operations.

The homebuilding business has from time to time experienced building material and labor shortages, including shortages in insulation, drywall, certain carpentry work and concrete, as well as fluctuating lumber prices and supply. In addition, high employment levels and strong construction market conditions could restrict the labor force available to our subcontractors and us in one or more of our markets. Significant increases in costs resulting from these shortages, or delays in construction of homes, could have a material adverse effect upon our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Product liability litigation and warranty claims may adversely impact our operations.

Construction defect and home warranty claims are common and can represent a substantial risk for the homebuilding industry. The cost of insuring against construction defect and product liability claims, as well as the claims themselves, can be high. In addition, insurance companies limit coverage offered to protect against these claims. Further restrictions on coverage available, or significant increases in premium costs or claims, could have a material adverse effect on our financial results.

Changes in tax laws or the interpretation of tax laws may negatively affect our operating results.

The effects of possible changes in the tax laws or changes in their interpretation could have a material negative impact on our operating results.

Weather-related and other events beyond our control may adversely impact our operations.

Extreme weather or other events, such as hurricanes, tornadoes, earthquakes, forest fires, floods, terrorist attacks or war, may affect our markets, our operations and our profitability. These events may impact our physical facilities or those of our suppliers or subcontractors, causing us material increases in costs, or delays in construction of homes, which could have a material adverse effect upon our sales, profitability, stock performance, ability to service our debt obligations and future cash flows.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our corporate offices are located in Reston, Virginia, where we currently lease approximately 61,000 square feet of office space, of which approximately 9,800 square feet we have subleased to a third party. The current corporate office lease expires in April 2015.

In connection with the operation of the homebuilding segment, we lease manufacturing facilities in the following six locations: Thurmont, Maryland; Burlington County, New Jersey; Farmington, New York; Kings Mountain, North Carolina; Darlington, Pennsylvania; and Portland, Tennessee. These facilities range in size from approximately 40,000 square feet to 400,000 square feet and combined total approximately 1,000,000 square feet of manufacturing space. All of our manufacturing facilities are leased. Each of these leases contains various options for extensions of the lease and for the purchase of the facility. The Portland lease expires in 2009. The Thurmont and Farmington leases expire in 2014, and the Kings Mountain and Burlington County leases expire in 2023 and 2024, respectively. The Darlington lease expires in 2025.

We also, in connection with both our homebuilding and mortgage banking businesses, lease office space in multiple locations for homebuilding divisional offices and mortgage banking and title services branches under leases expiring at various times through 2014, none of which are individually material to our business. We anticipate that, upon expiration of existing leases, we will be able to renew them or obtain comparable facilities on acceptable terms.

Item 3. Legal Proceedings.

On July 18, 2007, former employees filed lawsuits against us in the Court of Common Pleas in Allegheny County, Pennsylvania and Hamilton County, Ohio, in the Superior Court in Durham County, North Carolina, and in the Circuit Court in Montgomery County, Maryland, and on July 19, 2007 in the Superior Court in New Jersey, alleging that we incorrectly classified our sales and marketing representatives as being exempt from overtime wages. These lawsuits are similar in nature to another lawsuit filed on October 29, 2004 by another former employee in the United States District Court for the Western District of New York. The complaints seek injunctive relief, an award of unpaid wages, including fringe benefits, liquidated damages equal to the overtime wages allegedly due and not paid, attorney and other fees and interest. The suits were filed as purported class actions. The class of individuals that any of the lawsuits purport to represent has not been certified. We intend to vigorously defend these actions, as we believe that our compensation practices in regard to sales and marketing representatives are entirely lawful. Our position is strongly supported by two letter rulings that the United States Department of Labor issued in January 2007, in accordance with the DOL's mandate to interpret federal wage and hour laws. The two courts to most recently consider similar claims against other homebuilders have adopted the DOL's position that sales and marketing representatives were properly classified as exempt from overtime wages. Because we are unable to determine the likelihood of an unfavorable outcome of this case, or the amount of damages, if any, we have not recorded any associated liabilities in our consolidated balance sheet.

In 2006 and 2005, we received requests for information pursuant to Section 308(a) of the Clean Water Act (the "Act") from Regions 3 and 4 of the United States Environmental Protection Agency (the

"EPA"). The requests sought information regarding our storm water management discharge practices in North Carolina, Pennsylvania, Maryland and Virginia during the homebuilding construction process. We have provided the EPA with information in response to each of its requests. Additionally, in 2005, the EPA notified us of alleged storm water management violations under the Act at a homebuilding site in Pennsylvania, and that we may potentially be subject to administrative fines of up to $157,000 for the alleged violations. We have completed our building activity at the homebuilding site alleged to be in violation. We cannot predict the outcome of the EPA's review of our storm water management practices. Further, it is not known at this time whether the EPA will seek to take legal action or impose penalties in connection with the alleged violation at the construction site in Pennsylvania, thus we have not recorded any associated liabilities in our consolidated balance sheet.

On April 16, 2007, a lawsuit was filed by one of our customers against us in the United States District Court for the Western District of Pennsylvania alleging that we violated Section 8 of the Real Estate Settlement and Protection Act. The complaint sought treble damages, interest, injunctive and declaratory relief, attorney fees and other expenses. The lawsuit was filed as a purported class action. In January 2008, the suit was settled for a nominal amount and dismissed in its entirety.

We are also involved in various other litigation arising in the ordinary course of business. In the opinion of management, and based on advice of legal counsel, this litigation is not expected to have a material adverse effect on our financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of security holders during the quarter ended December 31, 2007.

Executive Officers of the Registrant

Name	Age	Positions
Dwight C. Schar	66	Chairman of the Board of NVR
Paul C. Saville	52	President and Chief Executive Officer of NVR
William J. Inman	60	President of NVRM
Dennis M. Seremet	52	Senior Vice President, Chief Financial Officer and Treasurer of NVR
Robert W. Henley	41	Vice President and Controller of NVR

Dwight C. Schar has been Chairman of the Board since September 30, 1993. Mr. Schar also served as our President and Chief Executive Officer from September 30, 1993 through June 30, 2005.

Paul C. Saville was named President and Chief Executive Officer of NVR, effective July 1, 2005. Prior to July 1, 2005, Mr. Saville had served as Senior Vice President Finance, Chief Financial Officer and Treasurer of NVR since September 30, 1993 and Executive Vice President from January 1, 2002 through June 30, 2005.

William J. Inman has been President of NVRM since January 1992.

Dennis M. Seremet was named Vice President, Chief Financial Officer and Treasurer of NVR, effective July 1, 2005 and Senior Vice President effective December 14, 2007. Prior to July 1, 2005, Mr. Seremet had been Vice President and Controller of NVR since April 1, 1995.

Robert W. Henley was named Vice President and Controller of NVR effective July 1, 2005. Prior to July 1, 2005, Mr. Henley served as Manager of SEC Reporting from 1995 through 2000. In 2000, Mr. Henley was appointed to the position of Assistant Controller.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our shares of common stock are listed and principally traded on the New York Stock Exchange effective January 2, 2008. Prior to that date, our shares of common stock were listed and principally traded on the American Stock Exchange ("AMEX"). The following table sets forth the high and low closing prices per share for our common stock on the AMEX for each fiscal quarter during the years ended December 31, 2007 and 2006:

	HIGH	LOW
Prices per Share:		
2007:		
Fourth Quarter	$ 560.50	$ 413.50
Third Quarter	$ 718.00	$ 450.25
Second Quarter	$ 842.00	$ 665.50
First Quarter	$ 732.50	$ 592.75
2006:		
Fourth Quarter	$ 672.00	$ 517.00
Third Quarter	$ 586.00	$ 394.00
Second Quarter	$ 842.98	$ 486.00
First Quarter	$ 822.88	$ 706.50

As of the close of business on February 18, 2008, there were 404 shareholders of record.

We have never paid a cash dividend on our shares of common stock. Our bank indebtedness contains certain restrictive covenants, which limit our ability to pay cash dividends on our common stock. See further discussion of the restrictive covenants in the Liquidity section of Part II, Item 7 of the Form 10-K.

We had one repurchase authorization outstanding during the quarter ended December 31, 2007. On July 31, 2007 ("July Authorization"), we publicly announced the board of directors' approval for us to repurchase up to an aggregate of $300 million of our common stock in one or more open market and/or privately negotiated transactions. The July Authorization does not have an expiration date. We did not repurchase any shares of our common stock during the fourth quarter of 2007. We have $226.3 million available under the July Authorization as of December 31, 2007.

STOCK PERFORMANCE GRAPH

COMPARISON OF CUMULATIVE TOTAL EQUITYHOLDER RETURN ON EQUITY

The following chart graphs our performance in the form of cumulative total return to holders of our Common Stock since December 31, 2002 in comparison to the Dow/Home Construction Index and the Dow Jones Industrial Index for that same period. The Dow/Home Construction Index is comprised of NVR, Inc., Pulte Homes, Inc., Beazer Homes USA, Inc., Ryland Group, Inc., Centex Corp., KB Home, Champion Enterprises, Inc., Lennar Corp., DR Horton, Inc., MDC Holdings, Inc., Hovnanian Enterprises, Inc., Standard Pacific Corp., Meritage Homes Corp. and Toll Brothers, Inc.



$400
$350
$300
$250
$200
$150
$100
$50
$0
$310
$268
$236
$248
$215
$198
$196
$178
$164
$160
$143
$137
$128
$135
$111
$100
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Dec. 31, 2005
Dec. 31, 2006
Dec. 31, 2007
NVR
Dow/Homes
Dow Jones Ind. Avg.

(a) Assumes that $100 was invested in NVR stock and the indices on December 31, 2002.

Item 6. Selected Financial Data.

(dollars in thousands, except per share amounts)

The following tables set forth selected consolidated financial data. The selected income statement and balance sheet data have been extracted from our consolidated financial statements for each of the periods presented and is not necessarily indicative of results of future operations. The selected financial data should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and related notes included elsewhere in this report.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Consolidated Income Statement Data:					
Homebuilding data:					
Revenues	$5,048,187	$6,036,236	$5,177,743	$4,247,503	$3,600,917
Gross profit	821,128	1,334,971	1,439,713	1,091,217	889,056
Mortgage Banking data:					
Mortgage banking fees	81,155	97,888	84,604	72,219	76,647
Interest income	4,900	7,704	5,014	4,249	5,198
Interest expense	681	2,805	1,759	1,088	1,293
Consolidated data:					
Income from continuing operations (1)	$ 333,955	$ 587,412	$ 697,559	$ 523,204	$ 419,791
Income from continuing operations per diluted share (2)	$ 54.14	$ 88.05	$ 89.61	$ 66.42	$ 48.39

	December 31,				
	2007	2006	2005	2004	2003
Consolidated Balance Sheet Data:					
Homebuilding inventory	$688,854	$733,616	$793,975	$588,540	$523,773
Contract land deposits, net	188,528	402,170	517,241	362,990	268,463
Total assets	2,194,416	2,473,808	2,237,669	1,755,998	1,347,136
Notes and loans payable	286,283	356,632	463,141	213,803	257,859
Shareholders' equity	1,129,375	1,152,074	677,162	834,995	494,868
Cash dividends per share	-	-	-	-	-

---

(1) Effective January 1, 2006, we adopted Statement of Financial Accounting Standards 123(R), *Share-Based Payment*, pursuant to which we recognized $11,669 and $37,982 of stock-based compensation costs, net of tax, during 2007 and 2006, respectively. The 2007 stock-based compensation amount is net of approximately $19,200 of stock-based compensation expense, net of tax, that we reversed based on our determination that the performance metric related to certain outstanding stock options will not be met. The periods prior to 2006 presented above do not include any stock-based compensation expense.

(2) For the years ended December 31, 2007, 2006, 2005, 2004 and 2003, income from continuing operations per diluted share was computed based on 6,167,795; 6,671,571; 7,784,382; 7,876,869; and 8,674,363 shares, respectively, which represents the weighted average number of shares and share equivalents outstanding for each year.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

(dollars in thousands, except per share data)

Results of Operations for the Years Ended December 31, 2007, 2006, and 2005

Overview

Business

Our primary business is the construction and sale of single-family detached homes, townhomes and condominium buildings. To fully serve our homebuilding customers, we also operate a mortgage banking and title services business. We primarily conduct our operations in mature supply-constrained markets. Additionally, we generally grow our business through market share gains in our existing markets and by expanding into markets contiguous to our current active markets. Our four homebuilding reportable segments consist of the following regions:

Mid Atlantic:	Maryland, Virginia, West Virginia and Delaware
North East:	New Jersey and eastern Pennsylvania
Mid East:	Kentucky, New York, Ohio and western Pennsylvania
South East:	North Carolina, South Carolina, and Tennessee

We believe we operate our business with a conservative operating strategy. We do not engage in land development and primarily construct homes on a pre-sold basis. This strategy allows us to maximize inventory turnover, which enables us to minimize market risk and to operate with less capital, thereby enhancing rates of return on equity and total capital. In addition, we focus on obtaining and maintaining a leading market position in each market we serve. This strategy allows us to gain valuable efficiencies and competitive advantages in our markets, which we believe contributes to minimizing the adverse effects of regional economic cycles and provides growth opportunities within these markets.

Because we are not active in the land development business, our continued success is contingent upon our ability to control an adequate supply of finished lots on which to build, and on our developers' ability to timely deliver finished lots to meet the sales demands of our customers. We acquire finished building lots at market prices from various development entities under purchase agreements. These purchase agreements require deposits in the form of cash or letters of credit that may be forfeited if we fail to perform under the purchase agreement. However, we believe that this lot acquisition strategy reduces the financial requirements and risks associated with direct land ownership and development. As of December 31, 2007, we controlled approximately 67,600 lots with deposits in cash and letters of credit totaling approximately $329,000 and $9,000, respectively. Included in the number of controlled lots are approximately 17,100 lots for which we have recorded a contract land deposit impairment reserve of approximately $133,700 as of December 31, 2007. See Note 1 to the consolidated financial statements included herein for additional information regarding contract land deposits.

Overview of Current Business Environment

The current home sales environment remains challenging, characterized by an increase in the number of existing and new homes available for sale, declining homebuyer confidence, affordability issues and a more restrictive mortgage lending environment. The mortgage market changed significantly during 2007 due to the turmoil in the credit markets. It became more difficult for our customers to obtain mortgage financing, especially for customers seeking sub-prime or jumbo mortgage products. In addition, some of our markets have been designated as "declining markets" by certain lenders, thereby increasing the downpayment required to obtain a mortgage loan. This in turn has further reduced affordability. Market conditions deteriorated throughout 2007, exerting downward pressure on both new orders and on selling prices. Selling prices in most of our markets have also been negatively impacted as many homebuilders have reduced prices in an effort to reduce new home inventories. As a result of these deteriorating market conditions, new orders for 2007 were down 7% from the prior year and we experienced an increase in our cancellation rate to 21% in 2007 from 19% in 2006. In addition, we experienced an increase in cancellation rates in the fourth quarter of

2007 to 32% from 20% in the fourth quarter of 2006. Cancellation rates were the highest in our Mid-Atlantic segment, where they increased to 25% for the year ended 2007 from 23% in 2006, and for the fourth quarter increased to 37% in 2007 from 25% in the fourth quarter of 2006. Additionally, prevailing market conditions exerted downward pressure on selling prices, and in response, we increased incentives to homebuyers and reduced prices in many of our markets. These pricing pressures led to a 7% decrease in the average selling price for new orders in 2007 as compared to 2006. Average selling prices for the six-month period ended December 31, 2007 were down 11% from the same period in 2006. Average selling prices were down in each of our market segments for the year except for the South East segment where average selling prices increased approximately 10% year over year and were higher by 4% for the six-month period ended December 31, 2007 as compared to the same period in 2006.

Throughout 2007, we have continued to work with our developers to reduce lot purchase prices to current market values and/or to defer scheduled lot purchases to coincide with our slower than expected sales pace. In communities where we are unsuccessful in negotiating necessary adjustments to the purchase agreements to meet current market prices, we may exit the community and forfeit our deposit. During 2007, we incurred contract land deposit impairment charges of approximately $261,800 from such actual or expected terminations, or from restructured purchase agreements where we forfeited the deposit. In 2006, contract land deposit impairment charges totaled approximately $173,800. As noted above, as of December 31, 2007 we had a reserve of approximately $133,700 on outstanding contract land deposits related to approximately 17,100 lots. These lots are included in the total number of lots controlled mentioned above. The total number of lots controlled at December 31, 2007 is down 24% from approximately 88,500 lots at December 31, 2006 due to the termination of certain purchase agreements and a reduced pace of entering into new lot purchase agreements due to uncertainties within the homebuilding market and its impact on the market value of land.

Consolidated revenues for 2007 decreased 16% to $5,129,342 from $6,134,124 in 2006. Net income for 2007 was $333,955, $54.14 per diluted share, compared to net income of $587,412, $88.05 per diluted share, a 43% decrease in net income and a 39% decrease in diluted earnings per share. Gross profit margins within our homebuilding business decreased to 16.3% in 2007 from 22.1% in 2006. Gross profit margins have been negatively impacted by the aforementioned lower selling prices and increased incentives and continue to trend lower. Additionally, gross profit margins were negatively impacted by the contract land deposit impairment charges in 2007 as discussed above.

As a result of our current year performance and our expectations that the market will remain challenging in 2008, we determined that is was improbable that we would achieve the performance metric related to 410,557 outstanding stock options. The performance metric requires aggregate diluted earnings per share for the years ended December 31, 2005 through December 31, 2008 to exceed $339.00 per share. This determination resulted in the reversal of approximately $31,500 of pre-tax stock-based compensation expense during the third quarter of 2007, which had been recognized in prior reporting periods, as follows: $28,450 in homebuilding general and administrative costs, $900 in homebuilding cost of sales and $2,150 in mortgage banking general and administrative costs. It is expected that none of the outstanding stock options that are subject to the performance metric will vest, and it is improbable that future stock-based compensation will be recognized for these options.

Based on the current uncertainty in both the homebuilding and mortgage markets, we expect to see continued pricing pressures and in turn, continued pressure on gross profit margins in future periods. To offset these declining selling prices and customer affordability issues, we are aggressively working with our vendors to reduce material and labor costs incurred in the construction process, in addition to the focus on reducing lot costs as discussed above. Additionally, in many of our markets, we are providing house types at lower sales price points by reducing the square footage of the products offered and by providing fewer upgraded features as standard options. This provides homebuyers with a more affordable product and the option to upgrade only those features important to each particular buyer. In addition, we made further staffing reductions in 2007 to size our organization to meet expected sales activity levels for future periods. We continue to assess and adjust our staffing levels and organizational structure as conditions warrant.

Homebuilding Operations

The following table summarizes the results of our consolidated homebuilding operations and certain operating activity for each of the last three years:

	Year Ended December 31,		
	2007	2006	2005
Revenues	$ 5,048,187	$ 6,036,236	$ 5,177,743
Cost of sales	$ 4,227,059	$ 4,701,265	$ 3,738,030
Gross profit margin percentage	16.3%	22.1%	27.8%
Selling, general and administrative expenses	$ 343,520	$ 432,319	$ 345,525
Settlements (units)	13,513	15,139	13,787
Average settlement price	$ 373.2	$ 398.2	$ 374.9
New orders (units)	12,270	13,217	14,653
Average new order price	$ 352.0	$ 377.4	$ 404.6
Backlog (units)	5,145	6,388	8,310
Average backlog price	$ 371.3	$ 412.4	$ 442.0

Consolidated Homebuilding Revenues

Homebuilding revenues for 2007 decreased 16% from 2006, primarily as a result of an 11% decrease in the number of homes settled and a 6% decrease in the average settlement price. These decreases were driven primarily by a 23% lower number of units in backlog and a 7% lower average price of units in backlog at the beginning of 2007 as compared to the beginning of 2006.

Homebuilding revenues for 2006 increased 17% from 2005, primarily as a result of a 10% increase in the number of homes settled and a 6% increase in the average settlement price. Each of these increases was driven by a higher backlog at the beginning of 2006 as compared to the beginning of 2005. Beginning backlog units and dollars were 13% and 26% higher, respectively, year over year. Additionally, these increases in settlements were experienced year over year in each of our markets.

Consolidated Homebuilding New Orders

The number of new orders for 2007 and the average selling price of new orders each decreased 7% when compared to 2006. The current challenging market conditions, which began to deteriorate in the second half of 2005, have led to an increase in cancellation rates year over year to 21% in 2007 from 19% in 2006 and in turn have negatively impacted new orders in 2007. Additionally, we noted a significant increase in the cancellation rates in the fourth quarter of 2007 to 32% from 20% in the fourth quarter of 2006. These increases in cancellation rates are driven by continued tightening of mortgage underwriting standards and financing availability which impacts not only our customers' ability to secure financing for their new home purchase but also has impacted our customers' ability to sell their existing homes leading to contract cancellations. Sales were also negatively impacted by a 14% reduction in the average number of active communities in 2007, down to 505 from 589 in 2006. The decrease in the average number of active communities is a result of the termination of certain purchase agreements and a reduced pace of entering into new lot option contracts due to uncertainties within the homebuilding market and its impact on the market value of land.

The number of new orders for 2006 decreased 10% from 2005, and the value of new orders for 2006 decreased 16% to $4,988,137 from $5,928,815 in 2005. The decrease in new orders was attributable to lower sales absorption per community resulting from a more competitive sales environment in 2006 as compared to 2005. The average number of communities open during 2006 exceeded the number open during 2005 by 13%, while the average number of communities open during the fourth quarter of 2006 of 551 was down 6% from the same period in 2005. The decrease in the number of active communities in the fourth quarter was attributable to our review of our lot option deposit contracts and the subsequent exiting from certain communities which were no longer profitable.

Consolidated Homebuilding Gross Profit

Gross profit margins declined to 16.3% in 2007 from 22.1% in 2006. Gross profit margins were negatively impacted in 2007 by lower selling prices created by the aforementioned difficult market conditions. Additionally, gross profit margins were negatively impacted by the contract land deposit impairment charges in 2007 of $261,800, or 519 basis points, as compared to $173,800 in 2006, or 288 basis points. We expect continued gross profit margin pressure over at least the next several quarters due to the current market conditions as previously discussed in the *Overview* section above.

Gross profit margins declined to 22.1% in 2006 from 27.8% in 2005. Gross profit margins were negatively impacted by lower selling prices, contract land deposit impairment charges in 2006, and higher lot and certain commodity costs, excluding lumber. During 2006, we incurred contract land deposit impairment charges of approximately $173,800. These impairments lowered gross profit margins by 288 basis points. In 2005, contract land deposit impairment charges totaled approximately $12,600.

Consolidated Homebuilding Selling, General and Administrative ("SG&A")

SG&A expenses in 2007 decreased $88,799, or 21%, from 2006 and as a percentage of revenue, decreased to 6.8% in 2007 from 7.2% in 2006. The decrease in SG&A expenses is partially attributable to an approximate $36,300 decrease in personnel costs. This decrease resulted from a reduction in staffing levels to meet current and expected levels of sales activity and lower incentive compensation costs of approximately $9,200 year over year. In addition, SG&A costs were favorably impacted by a reduction of approximately $39,800 in stock-based compensation costs in 2007 as compared to 2006. As discussed in the *Overview* section above, during 2007 we determined that is was improbable that we would achieve the performance metric related to 410,557 outstanding stock options. This determination resulted in the reversal of approximately $28,450 in stock-based compensation. In addition, because it is expected that none of the outstanding stock options that are subject to the performance metric will vest, we did not record any additional compensation costs related to these options in the fourth quarter of 2007. SG&A costs were also favorably impacted by a reduction in marketing costs of approximately $10,000 in 2007 from 2006 due to the aforementioned 14% reduction in the average number of active communities in the current year.

SG&A expense increased $86,794, or 25%, year over year and as a percentage of revenue increased to 7.2% in 2006 from 6.7% in 2005. The increase in SG&A expense was primarily attributable to the implementation of SFAS 123R in 2006, as a result of which we recognized approximately $53,000 in SG&A compensation costs related to outstanding stock options. We incurred no compensation costs for outstanding stock options in 2005. Additionally, SG&A costs were higher as a result of an approximate $29,500 increase in marketing costs attributable to an increase in the average number of active communities in 2006 as compared to 2005 and to increased marketing efforts required to compete in an increasingly competitive market.

Consolidated Homebuilding Backlog

The net new order and settlement activity, as discussed above, resulted in a decrease in backlog units and dollars to 5,145 and $1,910,504, respectively, at December 31, 2007 compared to 6,388 units and $2,634,720, respectively, at December 31, 2006. The 27% decrease in backlog dollars was attributable to the 19% decrease in backlog units and an 11% decrease in the average price of new orders for the six-month period ended December 31, 2007 as compared to the same period in 2006.

Backlog units and dollars were 6,388 and $2,634,720, respectively, at December 31, 2006 compared to backlog units of 8,310 and dollars of $3,673,221 at December 31, 2005. The decrease in backlog units was due primarily to a 17% decrease in the number of new orders for the six-month period ended December 31, 2006 as compared to the same period ended December 31, 2005, coupled with a 10% increase in the number of homes settled in 2006 as compared to 2005. The 28% decrease in backlog dollars was attributable to the 23% decrease in backlog units and a 10% decrease in the average price of new orders for the six-month period ended December 31, 2006 as compared to the same period in 2005.

Reportable Homebuilding Segments

Homebuilding profit before tax includes all revenues and income generated from the sale of homes, less the cost of homes sold, SG&A expenses, and a corporate capital allocation charge determined at the corporate headquarters. The corporate capital allocation charge eliminates in consolidation, is based on the segment's average net assets employed, and is charged using a consistent methodology in the years presented. The corporate capital allocation charged to the operating segment allows the Chief Operating Decision Maker (as defined in Statement of Financial Accounting Standards No. 131, *Disclosure about Segments of an Enterprise and Related Information*) to determine whether the operating segment's results are providing the desired rate of return after covering our cost of capital. We record charges on contract land deposits when we determine that it is probable that recovery of the deposit is impaired. For segment reporting purposes, impairments on contract land deposits are generally charged to the operating segment upon the determination to terminate a lot purchase agreement with the developer, or to restructure a purchase agreement resulting in the forfeiture of the deposit. The following tables summarize certain homebuilding operating activity by reportable segment for each of the last three years:

	Year Ended December 31,		
	2007	2006	2005
Mid Atlantic:			
Revenues	$3,099,053	$3,825,960	$3,235,053
Settlements (units)	6,634	7,491	6,735
Average settlement price	$ 467.0	$ 510.4	$ 479.9
New Orders (units)	5,695	6,182	7,327
Average new order price	$ 436.5	$ 479.6	$ 526.9
Backlog (units)	2,726	3,665	4,974
Average backlog price	$ 447.2	$ 499.7	$ 541.0
Gross profit margin	$ 547,757	$ 979,362	$1,096,565
Gross profit margin percentage	17.67%	25.60%	33.90%
Segment profit	$ 296,049	$ 687,904	$ 863,210
North East:			
Revenues	$ 433,631	$ 657,338	$ 533,662
Settlements (units)	1,247	1,682	1,390
Average settlement price	$ 347.7	$ 390.7	$ 383.9
New Orders (units)	1,212	1,438	1,459
Average new order price	$ 338.7	$ 371.4	$ 400.1
Backlog (units)	505	540	784
Average backlog price	$ 338.8	$ 359.6	$ 404.7
Gross profit margin	$ 57,860	$ 120,531	$ 114,365
Gross profit margin percentage	13.34%	18.34%	21.43%
Segment profit	$ 12,618	$ 64,246	$ 66,944

	Year Ended December 31,		
	2007	2006	2005
Mid East:			
Revenues	$ 860,139	$ 965,626	$ 944,070
Settlements (units)	3,321	3,571	3,404
Average settlement price	$ 257.7	$ 268.8	$ 275.6
New Orders (units)	3,160	3,244	3,544
Average new order price	$ 248.2	$ 267.7	$ 274.2
Backlog (units)	1,113	1,274	1,601
Average backlog price	$ 245.4	$ 270.6	$ 271.5
Gross profit margin	$ 155,738	$ 160,494	$ 178,114
Gross profit margin percentage	18.11%	16.62%	18.87%
Segment profit	$ 80,969	$ 69,911	$ 95,190
South East:			
Revenues	$ 655,364	$ 587,312	$ 464,958
Settlements (units)	2,311	2,395	2,258
Average settlement price	$ 283.6	$ 245.2	$ 205.9
New Orders (units)	2,203	2,353	2,323
Average new order price	$ 290.0	$ 263.9	$ 220.6
Backlog (units)	801	909	951
Average backlog price	$ 308.6	290.7	$ 242.4
Gross profit margin	$ 144,254	$ 129,127	$ 92,348
Gross profit margin percentage	22.01%	21.99%	19.86%
Segment profit	$ 89,785	$ 79,948	$ 52,199

Mid Atlantic

2007 versus 2006

The Mid Atlantic segment had an approximate $391,900, or 57%, decrease in segment profit year over year. Revenues decreased 19% as a result of an 11% decrease in the number of units settled and a 9% decrease in the average settlement price. The decrease in units settled is attributable to a 26% lower backlog unit balance at the beginning of the 2007 as compared to the beginning of 2006, offset partially by a higher backlog turnover rate year over year. The decrease in the average settlement price is attributable to an 8% lower average price of homes in beginning backlog year over year. The segment's gross profit margin percentage declined in 2007 to 17.7% from 25.6% in 2006, negatively impacted by the 9% decrease in average settlement prices and current market conditions which resulted in the write-off of approximately $154,000 in contract land deposits in 2007 as compared to approximately $126,000 in impairment charges in 2006.

Segment new orders were down 8% in 2007 from 2006 and the average selling price declined by 9%. New orders in the Washington, D.C. and Baltimore, MD sub-markets declined 12% and 6%, respectively. These declines were primarily the result of a competitive selling environment driven by a market which continued to deteriorate throughout 2007. This market continues to be confronted by high levels of new and existing home inventories and tighter credit markets. As discussed above in the *Overview* section, the mortgage market turmoil in 2007 has impacted the availability of jumbo mortgage products which represented approximately 39% of all mortgages closed in the Washington, D.C. sub-market within this segment. These market conditions have put significant downward pressure on selling prices and contributed to higher levels of cancellations within these markets. Cancellation rates for the Mid Atlantic segment increased to 25% in 2007 from 23% in 2006, with the highest cancellation rates occurring in the Washington, D.C. sub-market where the cancellation rates increased to 31% in 2007 from 29% in 2006. Additionally, cancellation rates in the Washington, D.C. sub-market increased in the fourth quarter of 2007 to 46% as compared to 34% in the fourth quarter of 2006. The net new order and settlement activity for 2007 resulted in a 26% decrease in backlog units at December 31, 2007 as compared to the same period in 2006. Backlog dollars decreased 33% year over year due to the decrease in backlog units and additionally, to a 12% decrease in the average selling price for new orders for the six-month period ended December 31, 2007 as compared to the same period in 2006.

2006 versus 2005

The Mid Atlantic segment had an approximate $175,000, or 20%, decrease in segment profit year over year. Revenues increased 18% as a result of an 11% increase in the number of units settled and a 6% increase in the average settlement price. We experienced increased home settlements year over year in each of the markets within the Mid Atlantic segment. Settlements were up 25% in the Baltimore, MD sub-market from the prior year as several of the development delays experienced in 2005 were resolved. The segment's gross profit margin percentage declined in 2006 to 25.6% from 33.9% in 2005 as a result of the deteriorating market conditions which resulted in the write-off of $126,000 in contract land deposits for the year and higher lot and certain other commodity costs. Segment profits were also negatively impacted by an increase in SG&A expenses of approximately $34,300, primarily as a result of a $27,200 increase in selling and marketing costs. The increase in selling and marketing costs was attributable to a 15% increase in the average number of active communities to 277 in 2006 from 240 in 2005 in addition to increased marketing efforts required to compete in an increasingly competitive market. In addition, G&A personnel costs were higher by $4,800 year over year.

Segment new orders were down 16% in 2006 from 2005 and the average selling price declined by 9%. New orders in the Washington, D.C. and Baltimore, MD sub-markets declined 23% and 16%, respectively. These declines were primarily the result of an increasingly competitive selling environment driven by affordability issues, declining homebuyer confidence and higher levels of new and existing home inventories. New orders within the segment were also negatively impacted by the increase in cancellations. Cancellation rates for the Mid Atlantic segment increased to 23% in 2006 from 12% in 2005, with the highest cancellation rates occurring in the Washington, D.C. sub-market where the cancellation rate increased to 29% in 2006 from 14% in 2005. Backlog units and dollars were down 26% and 32%, respectively, at December 31, 2006 from the same period in 2005. The decrease in backlog units was driven primarily by a decrease in new orders, coupled with the 11% increase in settlements year over year. The decrease in backlog dollars is due primarily to the decrease in backlog units and additionally, to a 15% decrease in the average selling price for new orders for the six-month period ended December 31, 2006 as compared to the same period in 2005.

North East

2007 versus 2006

The North East segment had an approximate $51,600, or 80%, decrease in segment profit year over year. Revenues for the same period decreased 34%, or approximately $223,700, primarily as a result of a 26% decrease in the number of units settled and an 11% decrease in the average settlement price. The decrease in units settled is attributable to a 31% lower backlog unit balance at the beginning of the 2007 as compared to the beginning of 2006. The decrease in the average settlement price is attributable to an 11% lower average price of homes in beginning backlog year over year. The segment's gross profit margin percentage decreased to 13.3% in 2007 from 18.3% in 2006. Segment gross profit margins were negatively impacted by the lower average settlement prices year over year and by contract land deposit write-offs totaling approximately $13,600 in 2007 as compared to approximately $10,000 in 2006.

Segment new orders were down 16% year over year and the average selling price for new orders decreased 9%, as a result of continued pricing pressures in this difficult selling environment. New orders have also been negatively impacted by an increase in the cancellation rate in the segment to 19% in 2007 from 13% in 2006. The net new order and settlement activity for 2007 resulted in a 7% decrease in backlog units at December 31, 2007 as compared to December 31, 2006. Backlog dollars decreased 12% year over year due to the decrease in backlog units and to a 10% decrease in the average selling price for new orders for the six-month period ended December 31, 2007 as compared to the same period in 2006.

2006 versus 2005

The North East segment had an approximate $2,700, or 4%, decrease in segment profit year over year, while revenues for the same periods increased 23%, or approximately $123,700. Revenues increased primarily as a result of a 21% increase in the number of units settled. The segment's gross profit margin percentage decreased to 18.3% in 2006 from 21.4% in 2005. Segment gross profit margins were negatively impacted by contract land deposit write-offs totaling approximately $10,000 in 2006, and higher lot and certain other commodity costs. Segment profits were also negatively impacted by an approximate $3,100 increase in selling and marketing costs attributable to a 29% increase in the average number of active communities open for sale during 2006 as compared to 2005. New orders remained flat from the prior year, while the average selling price for new orders decreased 7% as a result of a more competitive selling environment within the segment. Backlog units and dollars declined 31% and 39%, respectively, as a result of the increase in homes settled, coupled with a 14% decline in new orders for the six-month period ended December 31, 2006 compared to the same period in 2005.

Mid East

2007 versus 2006

The Mid East segment had an approximate $11,100, or 16%, increase in segment profit year over year, despite a decrease in revenues for the segment of 11%, or approximately $105,500. The decrease in revenues is attributable to a 7% decrease in units settled year over year and a 4% decrease in the average settlement price. The segment's gross profit margin percentage increased to 18.1% in 2007 from 16.6% in 2006. The increase in gross profit margins year over year is attributable to an approximate $8,000 favorable variance in operating costs within the segment due primarily to lower personnel costs. Gross profit margins were negatively impacted in each year by the write-off of contract land deposits of approximately $10,800 and $10,000 in 2007 and 2006, respectively. Segment profit was also favorably impacted by an approximate $7,000 decrease in marketing costs due to a 22% reduction in the average number of active communities within the segment in 2007 as compared to 2006.

Segment new orders were down 3% year over year and the average selling price for new orders decreased 7%. New orders were negatively impacted by the aforementioned decrease in the number of active communities and by deteriorating market conditions throughout 2007, which led to declining new orders in each successive quarter in 2007. The net new order and settlement activity resulted in a 13% decrease in backlog units at December 31, 2007 as compared to December 31, 2006. Backlog dollars were down 21% year over year due to the decrease in backlog units, coupled with a 9% decrease in the average price on new orders for the six-month period ended December 31, 2007 as compared to the same period in 2006.

2006 versus 2005

The Mid East segment had an approximate $25,300, or 27%, decrease in segment profit year over year. Revenues for the segment increased 2%, or approximately $21,600, due to a 5% increase in units settled year over year. Segment gross profit margin percentage declined to 16.6% in 2006 from 18.9% in 2005. Gross profit margins were negatively impacted by an approximate $10,000 write-off of contract land deposits in 2006. Segment profits were further negatively impacted by an increase of approximately $7,300 in selling, general and administrative costs. Selling and marketing costs increased approximately $3,400 in 2006 as a result of an 11% increase in the number of active communities open for sale in 2006 as compared to 2005. General and administrative costs increased primarily as a result of a $3,000 increase in wages year over year. New orders were down 9% for the year. This decline coupled with the aforementioned increase in settlements year over year resulted in a decrease in backlog units and dollars as of December 31, 2006 of 20% and 21%, respectively, as compared to the same period in 2005.

South East

2007 versus 2006

The South East segment had an approximate $9,800, or 12% increase in segment profit year over year. Revenues for the segment increased approximately $68,100, or 12%, as a result of a 16% increase in the average settlement price, offset partially by a 4% decrease in the number of units settled. The increase in the average settlement price is attributable to a 20% higher average price of homes in beginning backlog for 2007 as compared to 2006. The higher value of homes in beginning backlog was attributable to favorable market conditions in the prior year which allowed us to increase sales prices, as well as a general shift in sales within the segment to a larger, higher priced product. The number of settlements is down primarily due to the 2007 beginning backlog being 4% lower than backlog at the beginning of 2006. Gross profit margin percentage for the segment in 2007 remained flat with 2006 at 22.0%.

Segment new orders were down 6% year over year, while the average new order price for 2007 increased 10% from 2006. Although the South East segment was not as severely impacted by the adverse economic conditions experienced in our other reporting segments during the first half of 2007, the continued tightening in the credit markets and declining consumer confidence has contributed to increased downward pressure on selling prices and higher levels of cancellations within this segment. New orders were negatively impacted by a 37% decline in new orders in the fourth quarter of 2007 as compared to the same period in 2006, as market conditions grew more challenging within the South East segment. The cancellation rate in the fourth quarter of 2007 increased to 36% compared to 18% in the same period in 2006. In addition, the average selling price of new orders in the fourth quarter of 2007 was down 2% from the same period in 2006. We expect these challenging market conditions to continue to put downward pressure on new orders, average selling prices and gross profit margin percentages in 2008. The net new order and settlement activity for 2007 resulted in a 12% decrease in backlog units at December 31, 2007 as compared to December 31, 2006. Backlog dollars were down 6% at December 31, 2007 as compared the December 31, 2006 due to the lower backlog unit balance, offset partially by a 4% increase in the average sales price of new orders for the six-month period ended December 31, 2007 as compared to the same period in 2006.

2006 versus 2005

The South East segment had an approximate $27,700, or 53%, increase in segment profit year over year. Revenues for the segment increased approximately $122,400, or 26%, as a result of a 19% increase in the average settlement price and a 6% increase in the number of units settled. Gross profit margin percentage for the segment increased to 22.0% in 2006 from 19.9% in 2005. The improved profit margins resulted primarily from favorable market conditions, which provided us the opportunity to increase prices within each of our markets within the segment. Backlog units were down 4% year over year due to the increase in the number of units settled coupled with a 3% decline in new orders for the six-month period ended December 31, 2006 as compared to new orders for the same period of 2005. Backlog dollars increased 15% as the 4% decline in backlog units was offset by a 19% increase in the average sales price of new orders for the six-month period ended December 31, 2006 as compared to the same period in 2005.

Homebuilding Segment Reconciliations to Consolidated Homebuilding Operations

In addition to the corporate capital allocation and contract land deposit impairments discussed above, the other reconciling items between homebuilding segment profit and homebuilding consolidated profit before tax include unallocated corporate overhead (which includes all management incentive compensation), stock option compensation expense, consolidation adjustments and external corporate interest expense. Our overhead functions, such as accounting, treasury, human resources, land acquisition, etc., are centrally performed and the costs are not allocated to the Company's operating segments. Consolidation adjustments consist of such items to convert the reportable segments' results, which are predominantly maintained on a cash basis, to a full accrual basis for external financial statement presentation purposes, and are not allocated to the Company's operating segments. Likewise, stock option compensation expense is not charged to the operating segments. External corporate interest expense is primarily comprised of interest charges on the Company's outstanding senior notes and working capital line borrowings, and are not charged to the operating segments because the charges are included in the corporate capital allocation discussed above.

	Year Ended December 31,		
	2007	2006	2005
Homebuilding Consolidated Gross Profit:			
Homebuilding Mid Atlantic	$ 547,757	$ 979,362	$1,096,565
Homebuilding North East	57,860	120,531	114,365
Homebuilding Mid East	155,738	160,494	178,114
Homebuilding South East	144,254	129,127	92,348
Consolidation adjustments and other (1)	(84,481)	(54,543)	(41,679)
Consolidated homebuilding gross profit	$ 821,128	$1,334,971	$1,439,713
Homebuilding Consolidated Profit Before Tax:			
Homebuilding Mid Atlantic	$ 296,049	$ 687,904	$ 863,210
Homebuilding North East	12,618	64,246	66,944
Homebuilding Mid East	80,969	69,911	95,190
Homebuilding South East	89,785	79,948	52,199
Reconciling items:			
Contract land deposit impairments	(79,002)	(27,717)	(9,950)
Stock option expense (2)	(13,542)	(54,514)	-
Corporate capital allocation (3)	152,363	184,908	149,247
Unallocated corporate overhead (4)	(69,975)	(86,363)	(105,364)
Consolidation adjustments and other (5)	28,842	(3,340)	(11,670)
Corporate interest expense	(12,531)	(17,145)	(13,126)
Reconciling items sub-total	6,155	(4,171)	9,137
Homebuilding consolidated profit before taxes	$ 485,576	$ 897,838	$1,086,680

(1) The variances in 2007 compared to 2006 and 2006 compared to 2005 are due to year over year increases in contract land deposit impairments recorded at the corporate level of approximately $51,000 and $18,000, respectively, offset partially by changes in operating activity year to year.

(2) The change in 2007 compared to 2006 is due to the reversal of stock-based compensation costs of $29,350 during the third quarter of 2007 (see Note 9 to the accompanying financial statements). The increase from 2005 to 2006 is due to the adoption of SFAS 123R at January 1, 2006.

(3) This item represents the elimination of the corporate capital allocation charge included in the respective homebuilding reportable segments. The increase in the corporate capital allocation charge from 2005 to 2006, and the subsequent decrease from 2006 to 2007 are due to changes in segment asset balances in each of the respective years, due to fluctuations in operating activity year over year. The corporate capital allocation charge is based on the segment's monthly average asset balance, and is as follows for the years presented:

	Year Ended December 31,		
	2007	2006	2005
Homebuilding Mid Atlantic	$ 106,032	$ 131,823	$ 101,794
Homebuilding North East	14,669	19,533	15,904
Homebuilding Mid East	17,381	21,235	21,126
Homebuilding South East	14,281	12,317	10,423
Total	$ 152,363	$ 184,908	$ 149,247

(4) The decreases in unallocated corporate overhead are primarily driven by a reduction in management incentive costs and reduced personnel and other overhead costs as part of our focus to size our organization to meet current activity levels.

(5) The favorable variances from year-to-year are primarily due to increased interest income due to higher average cash balances and decreased operating activity.

Mortgage Banking Segment

We conduct our mortgage banking activity through NVR Mortgage Finance, Inc. ("NVRM"), a wholly owned subsidiary. NVRM focuses almost exclusively on serving the homebuilding segment's customer base. Following is a table of financial and statistical data for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Loan closing volume:			
Total principal	$ 3,225,324	$ 3,918,206	$ 3,388,118
Loan volume mix:			
Adjustable rate mortgages	17%	37%	46%
Fixed-rate mortgages	83%	63%	54%
Operating Profit:			
Segment Profit	$ 54,576	$ 68,753	$ 57,739
Stock option expense	(647)	(3,620)	-
Mortgage banking income before tax	$ 53,929	$ 65,133	$ 57,739
Capture rate:	$ 85%	86%	87%
Mortgage Banking Fees:			
Net gain on sale of loans	$ 60,128	$ 72,700	$ 62,279
Title services	20,304	24,081	21,072
Servicing fees	723	1,107	1,253
	$ 81,155	$ 97,888	$ 84,604

Loan closing volume for the year ended December 31, 2007 decreased 18% from 2006. The 2007 decrease was primarily attributable to a 5% decrease in the average loan amount, and a year over year 13% decrease in the number of units closed. The decrease in the average loan amount reflects the aforementioned decrease in the homebuilding segment's average settlement prices. The unit decrease for the year ended December 31, 2007 reflects a decrease in the number of settlements by the homebuilding segment and a 1% decrease in the percentage of loans closed for NVR's homebuyers who obtain a mortgage to purchase the home ("Capture Rate").

Segment profit for the year ended December 31, 2007 decreased approximately $14,200 from 2006. The decrease was primarily due to a decrease in mortgage banking fees attributable to the aforementioned decrease in closed loan volume and a reduction in fees charged to customers to assist our selling efforts in the homebuilding segment. The decrease to mortgage banking fees was partially offset by an approximate $5,400 decrease in costs during 2007 related to the contractual repayment of loan sale income to investors for loans that were paid in full within a set number of days following the sale of the loan and an increase in the percentage of fixed rate loans in the product mix. Traditionally, fixed rate mortgages have been more profitable than adjustable rate mortgages. In the second half of 2006, with the change in interest rates, the rate differential between fixed rate and adjustable rate mortgages narrowed. As a result, we saw a shift to these more profitable products, which remained favorable throughout 2007.

As noted above, due to the continued earnings decline resulting from the deterioration in market conditions and our expectation that market conditions will not improve in the near term, the 2007 year-to-date NVRM results were also impacted by the determination that it is improbable that we will achieve the performance metric related to certain outstanding stock options. This determination resulted in the reversal of approximately $2,150 of pre-tax stock-based compensation costs recognized in prior periods.

Loan closing volume for the year ended December 31, 2006 increased 16% from 2005. The 2006 increase was primarily attributable to a 7% increase in the average loan amount, and a year over year 8% increase in the number of units closed. The increase in the average loan amount reflects the aforementioned increase in the homebuilding segment's average settlement prices. The unit increase for the year ended December 31, 2006 reflects an increase in the number of settlements by the homebuilding segment offset slightly by a 1% decrease in NVR's capture rate.

Segment profit for the year ended December 31, 2006 increased approximately $11,000 from 2005. The increase was primarily due to an increase in mortgage banking fees attributable to the aforementioned increase in closed loan volume and the product mix shift towards fixed rate mortgages. The increase to mortgage banking fees was net of an approximate $2,600 increase in costs during 2006 related to the contractual repayment of loan sale income to investors for loans that were paid in full within a set number of days following the sale of the loan.

NVRM is dependent on our homebuilding segment's customers for business. As sales and selling prices of the homebuilding segment decline, NVRM's operations will also be adversely affected. In many cases, NVRM is reducing the fees charged to its borrowers in an effort to assist our selling efforts, and is likely to continue doing so in the foreseeable future, which will adversely impact the mortgage segment's future results. In addition, the mortgage company's operating results may be adversely affected in future periods due to the tightening credit markets. Specifically, secondary markets for non-conforming loans and loans where buyers put little or no money down on the home have experienced a substantial reduction in the number of investors willing to purchase such products. The decrease of secondary liquidity for these products has led to a tightening of credit standards and in turn, reduced the number of potential homebuyers, and thus the number of potential borrowers for the mortgage segment.

Seasonality

Overall, we do not experience material seasonal fluctuations in sales, settlements or loan closings.

Effective Tax Rate

Our consolidated effective tax rate in 2007, 2006 and 2005 was 38.1%, 39.0% and 39.0%, respectively. The lower effective tax rate in 2007 is primarily due to the favorable tax impact of the increased deduction for domestic production activities available to the Company under Internal Revenue Code Section 199, which was established by the American Jobs Creation Act of 2004.

Recent Accounting Pronouncements Pending Adoption

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position FAS 157-2 which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. We do not expect that the adoption of SFAS 157 will have a material impact on our financial statements.

In November 2006, the FASB ratified EITF Issue No. 06-8, "Applicability of the Assessment of a Buyer's Continuing Investment Under FASB Statement No. 66, Accounting for Sales of Real Estate, for Sales of Condominiums." EITF 06-8 states that the adequacy of the buyer's continuing investment under SFAS 66 should be assessed in determining whether to recognize profit under the percentage-of-completion method on the sale of individual units in a condominium project. This consensus could require that additional deposits be collected by developers of condominium projects that wish to recognize profit during the construction period under the percentage-of-completion method. EITF 06-8 is effective for us beginning January 1, 2008. We do not expect that the adoption of EITF 06-8 will have a material impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). The statement permits entities to choose to measure certain financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for us beginning January 1, 2008. We do not expect the adoption of SFAS 159 to have a material impact on our financial statements.

In November 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB 109"), which revises and rescinds portions of SAB 105, "Application of Accounting Principles to Loan Commitments." SAB 109 states that the expected net future cash flows related to the associated servicing of a loan should be included in the measurements of all written loan commitments that are accounted for at fair value through earnings. The provisions of SAB 109 are applicable to written loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. We do not expect that the adoption of SAB 109 will have a material impact on our financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non controlling interests. SFAS 160 is effective for us beginning January 1, 2009. We are currently evaluating the impact of the adoption of SFAS 160.

In December 2007, the FASB issued SFAS No. 141 (R), "Business Combinations" ("SFAS 141(R)").. SFAS 141(R) expands on the guidance of SFAS 141, extending its applicability to all transactions and other events in which an entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed and interests transferred as a result of business combinations. SFAS 141(R) expands on required disclosures to improve the statement users' abilities to evaluate the nature and financial effects of business combinations. SFAS 141(R) is effective for any acquisitions made on or after January 1, 2009.

Liquidity and Capital Resources

Lines of Credit and Notes Payable

Our homebuilding segment generally provides for its working capital cash requirements using cash generated from operations and a short-term unsecured working capital revolving credit facility (the "Facility"). The Facility provides for borrowings of up to $600,000, subject to certain borrowing base limitations. The Facility expires in December 2010 and outstanding amounts bear interest at either (i) the prime rate or (ii) London Interbank Offering Rate ("LIBOR") plus applicable margin as defined within the Facility. Up to $150,000 of the Facility is currently available for issuance in the form of letters of credit, of which $17,199 was outstanding at December 31, 2007. The Facility contains various affirmative and negative covenants. The negative covenants include among others, certain limitations on transactions involving the creation of guarantees, sale of assets, acquisitions, mergers, investments and land purchases. Additional covenants include (i) a minimum adjusted consolidated tangible net worth requirement, (ii) a maximum leverage ratio requirement, and (iii) an interest coverage ratio requirement. These covenants restrict the amount that we would be able to pay in dividends each year. We are also subject to borrowing base restrictions if our senior debt rating falls below investment grade. At December 31, 2007, we were in compliance with all covenants under the Facility and we have maintained our investment grade rating on our senior debt. Additionally, at December 31, 2007, there were no borrowing base limitations reducing the amount available to us for borrowings and we had no direct borrowings outstanding under the Facility.

NVR's mortgage banking segment provides for its mortgage origination and other operating activities using cash generated from operations as well as various short-term credit facilities. NVRM has available an annually renewable mortgage warehouse facility (the "Revolving Credit Agreement") with an aggregate borrowing limit of $125,000. The Revolving Credit Agreement is used to fund NVRM's mortgage origination activities, under which $83,463 was outstanding at December 31, 2007. As of December 31, 2007, the borrowing base limitation reduced the amount available to us for borrowing to approximately $101,000. The Revolving Credit Agreement expires in August 2008. The interest rate under the Revolving Credit Agreement is either: (i) LIBOR plus 1.0%, or (ii) 1.125% depending on whether NVRM provides compensating balances. The weighted average interest rate for amounts outstanding under the Revolving Credit Agreement was 4.5% during 2007. NVRM's mortgage warehouse facility limits the ability of NVRM to transfer funds to NVR in the form of dividends, loans or advances. In addition, NVRM is required to maintain a minimum net worth of $14,000.

On January 20, 1998, we filed a shelf registration statement with the Securities and Exchange Commission ("SEC") for the issuance of up to $400,000 of debt securities (the "1998 Shelf Registration"). The 1998 Shelf Registration statement was declared effective on February 27, 1998 and provides that securities may be offered from time to time in one or more series, and in the form of senior or subordinated debt.

On June 17, 2003, we completed an offering, at par, for $200,000 of 5% Senior Notes due 2010 (the "Notes") under the 1998 Shelf Registration. The Notes mature on June 15, 2010 and bear interest at 5%, payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 2003. The Notes are general unsecured obligations and rank equally in right of payment with all of our existing and future unsecured senior indebtedness and indebtedness under our working capital credit facility. The Notes are senior in right of payment to any future subordinated indebtedness that we may incur. We may redeem the Notes, in whole or in part, at any time upon not less than 30 nor more than 60 days notice at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed, or (b) the discounted present value of the remaining scheduled payments of the Notes to be redeemed, plus, in each case, accrued and unpaid interest. Upon completion of the 2003 Notes offering, we had $55,000 remaining available for issuance under the 1998 Shelf Registration.

On May 27, 2004, we filed a shelf registration statement (the "2004 Shelf Registration") with the SEC to register up to $1,000,000 for future offer and sale of debt securities, common shares, preferred shares, depositary shares representing preferred shares and warrants. The SEC declared the 2004 Shelf Registration effective on June 15, 2004. NVR expects to use the proceeds received from future offerings issued under the 2004 Shelf Registration and the 1998 Shelf Registration for general corporate purposes. This discussion of our shelf registration capacity does not constitute an offer of any securities for sale.

Equity Repurchases

In addition to funding growth in our homebuilding and mortgage banking operations, we historically have used a substantial portion of our excess liquidity to repurchase outstanding shares of our common stock in open market and privately negotiated transactions. This ongoing repurchase activity is conducted pursuant to publicly announced Board authorizations, and is typically executed in accordance with the safe-harbor provisions of Rule 10(b)-18 of the Securities and Exchange Act of 1934, as amended. In addition, the Board resolutions authorizing us to repurchase shares of our common stock specifically prohibit us from purchasing shares from our officers, directors, Profit Sharing/401K Plan Trust or Employee Stock Ownership Plan Trust. The repurchase program assists us in accomplishing our primary objective, creating increases in shareholder value. We did not repurchase any shares of our common stock during the fourth quarter of 2007. For the year ended December 31, 2007, we repurchased approximately 785,000 shares of our common stock at an aggregate purchase price of $507,472.

Cash Flows

As shown in the consolidated statement of cash flows for the year ended December 31, 2007, our operating activities provided cash of $558,766. Cash was provided primarily by homebuilding operations and a reduction in our homebuilding inventories of approximately $45,000 due to a reduction in the number of homes under construction at the end of 2007 as compared to the same period in 2006. Cash was also provided by an approximate $71,000 decrease in mortgage loans held for sale. The presentation of operating cash flows was reduced by approximately $69,000, which is the amount of the excess tax benefit realized from the exercise of stock options during the period and credited directly to additional paid in capital. As required by SFAS 123R, which we adopted effective January 1, 2006, excess tax benefits credited directly to additional-paid-in capital resulting from stock-based compensation must be presented as an operating cash outflow and a financing cash inflow.

Net cash used for investing activities was $9,315 for the year ended December 31, 2007, and was used primarily for property and equipment purchases.

Net cash used for financing activities was $441,361 for the year ended December 31, 2007. During 2007, we repurchased approximately 785,000 shares of our common stock at an aggregate purchase price of approximately $507,500 under our ongoing common stock repurchase program as discussed in the *Equity Repurchases* section above. We also reduced net borrowings under the mortgage warehouse facility by approximately $70,000. The presentation of financing cash flows was favorably impacted by approximately $68,000 of proceeds from the exercise of stock options and the realization of approximately $69,000 in excess income tax benefits from the exercise of stock options, which pursuant to SFAS 123R, must be reported as a financing cash inflow.

At December 31, 2007, the homebuilding segment had restricted cash of $6,192, which relates to customer deposits on certain home sales.

We believe that cash generated from operations and borrowings available under our credit facilities and the public debt markets will be sufficient to satisfy near and long term cash requirements for working capital and debt service in both our homebuilding and mortgage banking operations.

Off Balance Sheet Arrangements

Lot Acquisition Strategy

We do not engage in the land development business. Instead, we acquire finished building lots at market prices from various development entities under fixed price purchase agreements that require deposits that may be forfeited if we fail to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts and represent a percentage, typically ranging up to 10%, of the aggregate purchase price of the finished lots.

We believe that our lot acquisition strategy reduces the financial requirements and risks associated with direct land ownership and land development. We may, at our option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of our intent not to acquire the finished lots under contract. Our sole legal obligation and economic loss for failure to perform under these purchase agreements is limited to the amount of the deposit pursuant to the liquidating damage provision contained within the purchase agreements. We do not have any financial guarantees or completion obligations and we do not guarantee lot purchases on a specific performance basis under these purchase agreements.

At December 31, 2007, we controlled approximately 67,600 lots with an aggregate purchase price of approximately $6,900,000, by making or committing to make deposits of approximately $405,000 in the form of cash and letters of credit. Our entire risk of loss pertaining to the aggregate $6,900,000 contractual commitment resulting from our non-performance under the contracts is limited to the $338,000 deposit paid, plus the additional $67,000 deposits referred to below. Of the $405,000 deposit total, approximately $329,000 in cash and approximately $9,000 in letters of credit have been issued as of December 31, 2007 and subsequent to December 31, 2007, we will pay $67,000 in additional deposits assuming that contractual development milestones are met by the developers (see Contractual Obligations section below). Please refer to Note 3 to the consolidated financial statements for a description of our lot acquisition strategy in relation to our accounting under FIN 46R, *Consolidation of Variable Interest Entities.*

Bonds and Letters of Credit

We enter into bond or letter of credit arrangements with local municipalities, government agencies, or land developers to collateralize our obligations under various contracts. We had $31,341 of contingent obligations under such agreements as of December 31, 2007 (inclusive of the $9,000 of lot acquisition deposits in the form of letters of credit discussed above). We believe we will fulfill our obligations under the related contracts and do not anticipate any material losses under these bonds or letters of credit.

Mortgage Commitments and Forward Sales

In the normal course of business, our mortgage banking segment enters into contractual commitments to extend credit to buyers of single-family homes with fixed expiration dates. The commitments become effective when the borrowers "lock-in" a specified interest rate within time frames established by us. All mortgagors are evaluated for credit worthiness prior to the extension of the commitment. To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, we enter into optional or mandatory delivery forward sale contracts to sell whole loans and mortgage-backed securities to broker/dealers. The forward sale contracts lock in an interest rate and price for the sale of loans similar to the specific rate lock commitments classified as derivatives. Both the rate lock commitments to borrowers and the forward sale contracts to broker/dealers are undesignated derivatives, and, accordingly, are marked to market through earnings. At December 31, 2007, there were contractual commitments to extend credit to borrowers aggregating approximately $144,000, and open forward delivery sale contracts aggregating approximately $239,000.

Contractual Obligations

Our fixed, non-cancelable obligations as of December 31, 2007, were as follows:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt (a)	$ 308,463	$ 93,463	$ 215,000	$ -	$ -
Capital leases (b)	4,423	484	1,281	1,289	1,369
Operating leases (c)	99,864	26,660	33,068	15,295	24,841
Purchase obligations (d)	67,000	*	*	*	*
Executive officer employment contracts (e)	8,115	1,705	6,410	-	-
Other long-term liabilities (f)	31,403	28,410	2,993	-	-
Total	$ 519,268	$ 150,722	$ 258,752	$ 16,584	$ 26,210

(a) Payments include interest payments due on the 5% Senior Notes due 2010. See Note 6 of the Notes to Consolidated Financial Statements for additional information regarding debt and related matters.

(b) The present value of these obligations is included on the Consolidated Balance Sheets. See Note 6 of the Notes to the Consolidated Financial Statements for additional information regarding capital lease obligations.

(c) See Note 10 of the Notes to Consolidated Financial Statements for additional information regarding operating leases.

(d)(*)Amounts represent required payments of forfeitable deposits with land developers under existing, fixed price purchase agreements, assuming that contractual development milestones are met by the developers. We expect to make all payments of these deposits within the next three years but due to the nature of the contractual development milestones that must be met, we are unable to accurately estimate the portion of the deposit obligation that will be made within one year and that portion that will be made within one to three years. In addition to the $67,000 to be paid pursuant to the prior discussion, as of December 31, 2007, we had capitalized forfeitable deposits for fixed price purchase agreements with developers totaling approximately $329,000, and outstanding letters of credit of approximately $9,000.

(e) We have entered into employment agreements with four of our executive officers. Each of the agreements expires on January 1, 2011 and provides for payment of a minimum base salary, which may be increased at the discretion of the Compensation Committee of NVR's Board of Directors (the "Compensation Committee"), and annual incentive compensation of up to 100% of base salary upon achievement of annual performance objectives established by the Compensation Committee. The agreements also provide for payment of severance benefits upon termination of employment, in amounts ranging from $0 to two times the executive officer's then annual base salary, depending on the reason for termination, plus up to $60 in outplacement assistance. Accordingly, total payments under these agreements will vary based on length of service, any future increases to base salaries, annual incentive payments earned, and the reason for termination. The agreements have been reflected in the above table assuming the continued employment of the executive officers for the full term of the respective agreements, and at the executive officers' current base salaries, with the exception of our Executive Chairman whose salary is included in the above table at $0 for 2008 and $1,500 thereafter. The above balances do not include any potential annual incentive compensation. The actual amounts paid could differ from that presented.

(f) Amounts represent payments due under incentive compensation plans and are included on the Consolidated Balance Sheet, $3,400 of which is recorded in the Mortgage Banking accounts payable and other liabilities line item.

Critical Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate the estimates we use to prepare the consolidated financial statements, and update those estimates as necessary. In general, our estimates are based on historical experience, on information from third party professionals, and other various assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ materially from those estimates made by management.

Variable Interest Entities

Revised Financial Interpretation No. 46 ("FIN 46R"), *Consolidation of Variable Interest Entities,* requires the primary beneficiary of a variable interest entity to consolidate that entity in its financial statements. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual, or other financial interests in the entity. Expected losses are the expected negative variability in the fair value of an entity's net assets exclusive of its variable interests, and expected residual returns are the expected positive variability in the fair value of an entity's net assets, exclusive of its variable interests.

Forward contracts, such as the fixed price purchase agreements utilized by us to acquire finished lot inventory, are deemed to be variable interests under FIN 46R. Therefore, the development entities with which we enter fixed price purchase agreements are examined under FIN 46R for possible consolidation by us, including certain joint venture limited liability corporations ("LLC's") utilized by us to acquire finished lots on a limited basis. We have developed a methodology to determine whether we, or, conversely, the owner(s) of the applicable development entity, are the primary beneficiary of a development entity. The methodology used to evaluate our primary beneficiary status requires substantial management judgment and estimates. These judgments and estimates involve assigning probabilities to various estimated cash flow possibilities relative to the development entity's expected profits and losses and the cash flows associated with changes in the fair value of finished lots under contract. Although we believe that our accounting policy is designed to properly assess our primary beneficiary status relative to our involvement with the development entities from which we acquire finished lots, changes to the probabilities and the cash flow possibilities used in our evaluation could produce widely different conclusions regarding whether we are or are not a development entity's primary beneficiary, possibly resulting in additional, or fewer, development entities being consolidated on our financial statements. See Note 3 to the accompanying financial statements for further information.

Homebuilding Inventory

The carrying value of inventory is stated at the lower of cost or market value. Cost of lots and completed and uncompleted housing units represent the accumulated actual cost of the units. Field construction supervisors' salaries and related direct overhead expenses are included in inventory costs. Interest costs are not capitalized into inventory. Upon settlement, the cost of the unit is expensed on a specific identification basis. Cost of manufacturing materials is determined on a first-in, first-out basis. Recoverability and impairment, if any, is primarily evaluated by analyzing sales of comparable assets. We believe that our accounting policy is designed to properly assess the carrying value of homebuilding inventory.

Contract Land Deposits

We purchase finished lots under fixed price purchase agreements that require deposits that may be forfeited if we fail to perform under the contract. The deposits are in the form of cash or letters of credit in varying amounts and represent a percentage of the aggregate purchase price of the finished lots. We maintain an allowance for losses on contract land deposits that we believe is sufficient to provide for losses in the existing contract land deposit portfolio. The allowance reflects our judgment of the present loss exposure at the end of the reporting period, considering market and economic conditions, sales absorption and profitability within specific communities and terms of the various contracts. Although we consider the allowance for losses on contract land deposits reflected on the December 31, 2007 balance sheet to be adequate (see Note 1 to the accompanying consolidated financial statements), there can be no assurance that this allowance will prove to be adequate over time to cover losses due to unanticipated adverse changes in the economy or other events adversely affecting specific markets or the homebuilding industry.

Intangible Assets

Reorganization value in excess of identifiable assets ("excess reorganization value"), goodwill, and indefinite life intangible assets are not subject to amortization under SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). Rather, excess reorganization value, goodwill, and other intangible assets are subject to at least an annual assessment for impairment by applying a fair-value based test. We continually evaluate whether events and circumstances have occurred that indicate that the remaining value of excess reorganization value, goodwill, and other intangible assets may not be recoverable. We completed an assessment of impairment during the first and fourth quarters of 2007, and as of December 31, 2007, we believe that excess reorganization value, goodwill, and other intangible assets were not impaired. This conclusion is based on management's judgment, considering such factors as our history of operating success, our well-recognized brand names, the significant positions held in the markets in which we operate and our expected future cash flows. However, changes in strategy or adverse changes in market conditions could impact this judgment and require an impairment loss to be recognized for the amount that the carrying value of excess reorganization value, goodwill, and/or other intangible assets exceeds their fair value.

Warranty/Product Liability Accruals

Warranty and product liability accruals are established to provide for estimated future costs as a result of construction and product defects, product recalls and litigation incidental to our business. Liability estimates are determined based on our judgment considering such factors as historical experience, the likely current cost of corrective action, manufacturers' and subcontractors' participation in sharing the cost of corrective action, consultations with third party experts such as engineers, and evaluations by our General Counsel and outside counsel retained to handle specific product liability cases. Although we consider the warranty and product liability accrual reflected on the December 31, 2007 balance sheet (see Note 10 to the accompanying consolidated financial statements) to be adequate, there can be no assurance that this accrual will prove to be adequate over time to cover losses due to increased costs for material and labor, the inability or refusal of manufacturers or subcontractors to financially participate in corrective action, unanticipated adverse legal settlements, or other unanticipated changes to the assumptions used to estimate the warranty and product liability accrual.

Stock Option Expense

SFAS No. 123R, *Share-Based Payment*, requires us to recognize within our income statement compensation costs related to our stock based compensation plans. The costs recognized are based on the grant date fair value. Compensation cost for "service-only" option grants is recognized on a straight-line basis over the requisite service period for the entire award (from the date of grant through the period of the last separately vesting portion of the grant). Compensation cost for "performance condition" option grants is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method), and if the performance condition is expected to be met.

We calculate the fair value of our non-publicly traded, employee stock options using the Black-Scholes option-pricing model. While the Black-Scholes model is a widely accepted method to calculate the fair value of options, its results are dependent on input variables, two of which, expected term and expected volatility, are significantly dependent on management's judgment. We have concluded that our historical exercise experience is the best estimate of future exercise patterns to determine an option's expected term. To estimate expected volatility, we analyze the historical volatility of our common stock. Changes in management's judgment of the expected term and the expected volatility could have a material effect on the grant-date fair value calculated and expensed within the income statement. In addition, we are required to estimate future option forfeitures when considering the amount of stock-based compensation costs to record. We have concluded that our historical forfeiture rate is the best measure to estimate future forfeitures of granted stock options. However, there can be no assurance that our future forfeiture rate will not be materially higher or lower than our historical forfeiture rate, which would affect the aggregate cumulative compensation expense recognized.

In addition, when recognizing stock based compensation cost related to "performance condition" option grants, we are required to make a determination as to whether the performance conditions will be met prior to the completion of the actual performance period. The performance metric requires our aggregate diluted earnings per share for the years ended December 31, 2005 through December 31, 2008 to exceed $339.00 per share. While we currently believe that this performance condition will not be satisfied, our future expected activity levels could cause us to make a different determination, resulting in the recognition of all compensation cost related to performance condition option grants that would otherwise have been recognized to date. Although we believe that the compensation costs recognized during the year ended December 31, 2007 are representative of the cumulative ratable amortization of the grant-date fair value of unvested options outstanding and expected to be exercised, changes to the estimated input values such as expected term and expected volatility and changes to the determination of whether performance condition grants will vest, could produce widely different fair values. See Notes 1 and 9 to the accompanying consolidated financial statements included herein for additional information on our adoption of SFAS 123R.

Impact of Inflation, Changing Prices and Economic Conditions

See Risk Factors included in Item 1A herein.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

Market risk is the risk of loss arising from adverse changes in market prices and interest rates. Our market risk arises from interest rate risk inherent in our financial instruments. Interest rate risk is the possibility that changes in interest rates will cause unfavorable changes in net income or in the value of interest rate-sensitive assets, liabilities and commitments. Lower interest rates tend to increase demand for mortgage loans for home purchasers, while higher interest rates make it more difficult for potential borrowers to purchase residential properties and to qualify for mortgage loans. We have no market rate sensitive instruments held for speculative or trading purposes.

Our mortgage banking segment is exposed to interest rate risk as it relates to its lending activities. The mortgage banking segment originates mortgage loans, which are either sold through optional or mandatory forward delivery contracts into the secondary markets. All of the mortgage banking segment's loan portfolio is held for sale and subject to forward sale commitments. NVRM also sells all of its mortgage servicing rights on a servicing released basis.

Our homebuilding segment generates operating liquidity and acquires capital assets through fixed-rate and variable-rate debt. The homebuilding segment's primary debt is a variable-rate working capital revolving credit facility that currently provides for unsecured borrowings up to $600,000, subject to certain borrowing base limitations. The Facility expires in December 2010 and outstanding amounts bear interest at either (i) the prime rate or (ii) LIBOR plus applicable margin as defined within the Facility. There were no borrowings under the Facility during 2007.

NVRM generates operating liquidity primarily through the mortgage warehouse facility, which had a borrowing limit of $125,000 at December 31, 2007. The mortgage warehouse facility is used to fund NVRM's mortgage origination activities. The interest rate under the mortgage warehouse facility is either: (i) LIBOR plus 1.0%, or (ii) 1.125% to the extent that NVRM provides compensating balances. The weighted-average interest rate for amounts outstanding under the mortgage warehouse facility was 4.5% during 2007.

The following table represents the contractual balances of our on-balance sheet financial instruments at the expected maturity dates, as well as the fair values of those on-balance sheet financial instruments at December 31, 2007. The expected maturity categories take into consideration the actual and anticipated amortization of principal and do not take into consideration the reinvestment of cash or the refinancing of existing indebtedness. Because we sell all of the mortgage loans we originate into the secondary markets, we have made the assumption that the portfolio of mortgage loans held for sale will mature in the first year. Consequently, outstanding warehouse borrowings are also assumed to mature in the first year.

Maturities (000's)

	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
Mortgage banking segment								
Interest rate sensitive assets:								
Mortgage loans held for sale	$107,524	-	-	-	-	-	$107,524	$107,548
Average interest rate	6.2%	-	-	-	-	-	6.2%	
Interest rate sensitive liabilities:								
Variable rate warehouse line of credit	$83,463	-	-	-	-	-	$83,463	$83,463
Average interest rate (a)	3.6%	-	-	-	-	-	3.6%	
Other:								
Forward trades of mortgage-backed securities (b)	$(932)	-	-	-	-	-	$(932)	$(932)
Forward loan commitments (b)	722	-	-	-	-	-	722	722
Homebuilding segment								
Interest rate sensitive assets:								
Interest-bearing deposits	$598,000	-	-	-	-	-	$598,000	$598,000
Average interest rate	3.1%	-	-	-	-	-	3.1%	
Interest rate sensitive liabilities:								
Fixed rate obligations (c)	$115	$302	$200,353	$402	$456	$1,192	$202,820	$204,340
Average interest rate	5.1%	5.1%	5.2%	13.1%	13.2%	13.3%	5.2%	

(a) Average interest rate is net of credits received for compensating cash balances.
(b) Represents the fair value recorded pursuant to SFAS 133.
(c) The $200,353 maturing in 2010 includes $200,000 for NVR's 5% Senior Notes due June 2010.

Item 8. Financial Statements and Supplementary Data.

The financial statements listed in Item 15 are filed as part of this report and are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934.

Based on that evaluation, the principal executive officer and principal financial officer concluded that the design and operation of these disclosure controls and procedures as of December 31, 2007 were effective to ensure that information required to be disclosed in our reports under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

There have been no changes in our internal controls over financial reporting identified in connection with the evaluation referred to above that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. Our internal control over financial reporting as of December 31, 2007 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

Item 10 is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 29, 2008. Reference is also made regarding our executive officers to "Executive Officers of the Registrant" following Item 4 of Part I of this report.

Item 11. Executive Compensation.

Item 11 is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 29, 2008.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Security ownership of certain beneficial owners and management is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 29, 2008.

Equity Compensation Plan Information

The table below sets forth information as of the end of our 2007 fiscal year for (i) all equity compensation plans approved by our shareholders and (ii) all equity compensation plans not approved by our shareholders:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	594,735	$520.13	232,761
Equity compensation plans not approved by security holders	1,455,718	$245.45	253,965
Total	2,050,453	$325.13	486,726

Equity compensation plans approved by our shareholders include the NVR, Inc. Management Long-Term Stock Option Plan; the NVR, Inc. 1998 Management Long-Term Stock Option Plan; the 1998 Directors' Long-Term Stock Option Plan; and the 2005 Stock Option Plan. The only equity compensation plan that was not approved by our shareholders is the NVR, Inc. 2000 Broadly-Based Stock Option Plan. See Note 9 of the *Notes to Consolidated Financial Statements* for a description of each of our equity compensation plans.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Item 13 is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 29, 2008.

Item 14. Principal Accountant Fees and Services.

Item 14 is hereby incorporated by reference to our Proxy Statement expected to be filed with the Securities and Exchange Commission on or prior to April 29, 2008.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this report:

1. **Financial Statements**
   NVR, Inc. - Consolidated Financial Statements
   Reports of Independent Registered Public Accounting Firm
   Consolidated Balance Sheets
   Consolidated Statements of Income
   Consolidated Statements of Shareholders' Equity
   Consolidated Statements of Cash Flows
   Notes to Consolidated Financial Statements

2. **Exhibits**

Exhibit Number	*Description*
3.1	Restated Articles of Incorporation of NVR, Inc. ("NVR"). Filed as Exhibit 99.1 to NVR's Form 8-K filed May 4, 2007 and incorporated herein by reference.
3.2	Bylaws, as amended, of NVR, Inc. Filed as Exhibit 99.2 to Form 8-K filed on May 4, 2007 and incorporated herein by reference.
4.1	Indenture dated as of April 14, 1998 between NVR, as issuer and the Bank of New York as trustee. Filed as Exhibit 4.3 to NVR's Current Report on Form 8-K filed April 23, 1998 and incorporated herein by reference.
4.2	Form of Note (included in Indenture filed as Exhibit 4.1).
4.3	Fourth Supplemental Indenture, dated June 17, 2003, between NVR and U.S. Bank Trust National Association, as successor to The Bank of New York, as trustee. Filed as Exhibit 4.1 to NVR's Current Report on Form 8-K filed June 17, 2003 and incorporated herein by reference.
4.4	Form of Note (included in Indenture filed as Exhibit 4.3).

10.1* Employment Agreement between NVR, Inc. and Dwight C. Schar dated July 1, 2005. Filed as Exhibit 10.1 to NVR's Form 8-K filed on June 29, 2005 and incorporated herein by reference.

10.2* Employment Agreement between NVR, Inc. and Paul C. Saville dated July 1, 2005. Filed as Exhibit 10.2 to NVR's Form 8-K filed on June 29, 2005 and incorporated herein by reference.

10.3* Employment Agreement between NVR, Inc. and Dennis M. Seremet dated July 1, 2005. Filed as Exhibit 10.3 to NVR's Form 8-K filed on June 29, 2005 and incorporated herein by reference.

10.4* Employment Agreement between NVR, Inc. and William J. Inman dated July 1, 2005. Filed as Exhibit 10.4 to NVR's Form 8-K filed on June 29, 2005 and incorporated herein by reference.

10.5* Profit Sharing Plan of NVR, Inc. and Affiliated Companies. Filed as Exhibit 4.1 to NVR's Registration Statement on Form S-8 (No. 333-29241) filed June 13, 1997 and incorporated herein by reference.

10.6 Loan Agreement dated as of September 7, 1999 among NVR Mortgage Finance, Inc. ("NVR Finance") and US Bank National Association, as Agent, and the other lenders party thereto. Filed as Exhibit 10.6 to NVR's Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

10.7* Employee Stock Ownership Plan of NVR, Inc. Incorporated by reference to NVR's Annual Report on Form 10-K/A for the year ended December 31, 1994.

10.8* NVR, Inc. 1998 Management Long-Term Stock Option Plan. Filed as Exhibit 4 to NVR's Registration Statement on Form S-8 (No. 333-79951) filed June 4, 1999 and incorporated herein by reference.

10.9* NVR, Inc. 1998 Directors' Long-Term Stock Option Plan. Filed as Exhibit 4 to NVR's Registration Statement on Form S-8 (No. 333-79949) filed June 4, 1999 and incorporated herein by reference.

10.10* The Form of Non-Qualified Stock Option Agreement under the 1998 Directors' Long-Term Stock Option Plan. Filed as Exhibit 10.1 to NVR's Form 8-K filed on August 3, 2005 and incorporated herein by reference.

10.11* NVR, Inc. Management Long-Term Stock Option Plan. Filed as Exhibit 99.3 to NVR's Registration Statement on Form S-8 (No. 333-04975) filed May 31, 1996 and incorporated herein by reference.

10.12* NVR, Inc. 2000 Broadly-Based Stock Option Plan. Filed as Exhibit 99.1 to NVR's Registration Statement on Form S-8 (No. 333-56732) filed March 8, 2001 and incorporated herein by reference.

10.13* The NVR, Inc. 2005 Stock Option Plan. Filed as Exhibit 10.18 to NVR's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

10.14* The Form of Non-Qualified Stock Option Agreement under the 2005 Stock Option Plan. Filed as Exhibit 10.19 to NVR's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

10.15* NVR, Inc. Nonqualified Deferred Compensation Plan. Filed as Exhibit 10.1 to NVR's Form 8-K filed on December 6, 2005 and incorporated herein by reference.

10.16 Second Amendment to Loan Agreement and Second Amendment to Pledge and Security Agreement dated September 1, 2000 between NVR Finance and U.S. Bank National Association, as agent, and other Lenders party thereto. Filed as Exhibit 10.36 to NVR's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference.

10.17 Agreement to increase commitments under the NVR Mortgage Finance Warehouse Facility by and among NVR Finance, Comerica Bank, National City Bank of Kentucky, and U.S. Bank National Association dated as of September 28, 2001. Filed as Exhibit 10.22 to NVR's Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.

10.18 Eighth Amendment to Loan Agreement dated as of August 15, 2002 between NVR Mortgage Finance, Inc. and U.S. Bank National Association, Guaranty Bank, Bank One, NA, Comerica Bank, National City Bank of Kentucky and JPMorgan Chase Bank. Filed as Exhibit 10.26 to NVR's Annual Report on Form 10-K for the period ended December 31, 2002 and incorporated herein by reference.

10.19 Ninth Amendment to Loan Agreement dated as of April 16, 2003 between NVR Mortgage Finance, Inc. and U.S. Bank National Association, Guaranty Bank, Bank One, NA, Comerica Bank, National City Bank of Kentucky and JPMorgan Chase Bank. Filed as Exhibit 10.28 to NVR's Annual Report on Form 10-K for the period ended December 31, 2003 and incorporated herein by reference.

10.20 Tenth Amendment to Loan Agreement dated as of August 28, 2003 between NVR Mortgage Finance, Inc. and U.S. Bank National Association, Guaranty Bank, Bank One, NA, Comerica Bank, National City Bank of Kentucky and JPMorgan Chase Bank. Filed as Exhibit 10.29 to NVR's Annual Report on Form 10-K for the period ended December 31, 2003 and incorporated herein by reference.

10.21 Eleventh Amendment to Loan Agreement dated as of August 26, 2004 between NVR Mortgage Finance, Inc. and U.S. Bank National Association, Guaranty Bank, Comerica Bank, National City Bank of Kentucky and JPMorgan Chase Bank. Filed as Exhibit 10.1 to NVR's Current Report on Form 8-K filed August 27, 2004 and incorporated herein by reference.

10.22 Thirteenth Amendment to Loan Agreement dated as of August 25, 2005 between NVR Mortgage Finance, Inc. and U.S. Bank National Association, Guaranty Bank, Comerica Bank, National City Bank of Kentucky and JPMorgan Chase Bank. Filed as Exhibit 10.1 to NVR's Form 8-K filed August 25, 2005 and incorporated herein by reference.

10.23 Credit Agreement dated as of December 7, 2005 among NVR, Inc. and the lenders party hereto, JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Bank, National Association, as Syndication Agent, SunTrust Bank and Wachovia Bank, National Association, as Documentation Agents, AmSouth Bank, Comerica Bank, Calyon New York Branch and Mizuho Corporate Bank, Ltd., as Managing Agents, and J.P. Morgan Securities Inc., as Lead Arranger and Sole Book Runner. Filed as Exhibit 10.1 to NVR's Form 8-K filed December 12, 2005 and incorporated herein by reference.

10.24* Description of the Board of Directors' compensation arrangement. Filed as Exhibit 10.27 to NVR's Annual Report on Form 10-K for the period ended December 31, 2004 and incorporated herein by reference.

10.25* Amendment No. 1 to Employment Agreement between NVR, Inc. and Dwight C. Schar dated December 21, 2006. Filed as Exhibit 10.1 to NVR's Form 8-K filed December 22, 2006 and incorporated herein by reference.

10.26 Fifteenth Amendment to Loan Agreement dated as of August 24, 2006 between NVR Mortgage Finance, Inc. and U.S. Bank National Association, JPMorgan Chase Bank, Guaranty Bank, Comerica Bank, National City Bank and Washington Mutual Bank, F.A. Filed as Exhibit 10.1 to NVR's Form 8-K filed August 24, 2006 and incorporated herein by reference.

10.27 Commitment and Acceptance dated March 27, 2006 increasing the commitment under its existing revolving credit agreement with JPMorgan Chase Bank, as Administrative Agent, and the Lenders that are parties thereto, dated December 7, 2005 by $45 million to an aggregate commitment of $445 million. Filed as Exhibit 10.1 to NVR's Form 8-K filed March 30, 2006 and incorporated herein by reference.

10.28 Commitment and Acceptance dated August 16, 2006 increasing the commitment under its existing revolving credit agreement with JPMorgan Chase Bank, as Administrative Agent, and the Lenders that are parties thereto, dated December 7, 2005 by $155 million to an aggregate commitment of $600 million. Filed as Exhibit 10.1 to NVR's Form 8-K filed August 17, 2006 and incorporated herein by reference.

10.29* Summary of 2007 Named Executive Officer annual incentive compensation plan. Filed as Exhibit 10.33 to NVR's Annual Report on Form 10-K for the period ended December 31, 2006 and incorporated herein by reference.

10.30 Sixteenth Amendment to Loan Agreement and Amendment to Pledge and Security Agreement, dated as of August 23, 2007, with U.S. Bank National Association, as agent, and Comerica Bank, National City Bank, Washington Mutual Bank, F.A. and U.S. Bank National Association, each as a Lender. Filed as Exhibit 10.1 to NVR's Form 8-K filed August 24, 2007 and incorporated herein by reference.

10.31* Amendment No. 2 to Employment Agreement between NVR, Inc. and Dwight C. Schar dated November 6, 2007. Filed as Exhibit 10.1 to NVR's Form 8-K filed November 7, 2007 and incorporated herein by reference.

10.32* The Form of Non-Qualified Stock Option Agreement under the NVR, Inc. 2000 Broadly Based Stock Option Plan. Filed as Exhibit 10.1 to NVR's Form 8-K filed January 3, 2008 and incorporated herein by reference.

10.33* Summary of 2008 Named Executive Officer annual incentive compensation plan. Filed herewith.

10.34* The Form of Non-Qualified Stock Option Agreement under the 1998 Directors' Long-Term Stock Option Plan. Filed herewith.

21 NVR, Inc. Subsidiaries. Filed herewith.

23 Consent of KPMG LLP (Independent Registered Public Accounting Firm). Filed herewith.

31.1 Certification of NVR's Chief Executive Officer pursuant to Rule 13a-14(a). Filed herewith.

31.2 Certification of NVR's Chief Financial Officer pursuant to Rule 13a-14(a). Filed herewith.

32 Certification of NVR's Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Filed herewith.

* Exhibit is a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVR, Inc.

By: /s/ Paul C. Saville
Paul C. Saville
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dwight C. Schar Dwight C. Schar	Executive Chairman	February 22, 2008
/s/ C. Scott Bartlett, Jr. C. Scott Bartlett, Jr.	Director	February 22, 2008
/s/ Robert C. Butler Robert C. Butler	Director	February 22, 2008
/s/ Timothy M. Donahue Timothy M. Donahue	Director	February 22, 2008
/s/ Manuel H. Johnson Manuel H. Johnson	Director	February 22, 2008
/s/ William A. Moran William A. Moran	Director	February 22, 2008
/s/ David A. Preiser David A. Preiser	Director	February 22, 2008
/s/ George E. Slye George E. Slye	Director	February 22, 2008
/s/ John M. Toups John M. Toups	Director	February 22, 2008
/s/ Paul W. Whetsell Paul W. Whetsell	Director	February 22, 2008
/s/ Paul C. Saville Paul C. Saville	Principal Executive Officer	February 22, 2008
/s/ Dennis M. Seremet Dennis M. Seremet	Principal Financial Officer	February 22, 2008
/s/ Robert W. Henley Robert W. Henley	Principal Accounting Officer	February 22, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
NVR, Inc.:

We have audited the accompanying consolidated balance sheets of NVR, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NVR, Inc. as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in notes 1 and 9 to the consolidated financial statements, the Company adopted the provisions of SFAS 123(R), "Share-Based Payment," effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NVR, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

McLean, Virginia
February 22, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
NVR, Inc.:

We have audited NVR, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NVR, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, NVR, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NVR, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 22, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

McLean, Virginia
February 22, 2008

NVR, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,	
	2007	2006
ASSETS		
Homebuilding:		
Cash and cash equivalents	$ 660,709	$ 551,738
Receivables	10,855	12,213
Inventory:		
Lots and housing units, covered under sales agreements with customers	573,895	667,100
Unsold lots and housing units	105,838	58,248
Manufacturing materials and other	9,121	8,268
	688,854	733,616
Assets not owned, consolidated per FIN 46R	180,206	276,419
Property, plant and equipment, net	32,911	40,430
Reorganization value in excess of amounts allocable to identifiable assets, net	41,580	41,580
Goodwill and indefinite life intangibles, net	11,686	11,686
Definite life intangibles, net	96	250
Contract land deposits, net	188,528	402,170
Deferred tax assets, net	211,808	169,901
Other assets	40,653	37,567
	2,067,886	2,277,570
Mortgage Banking:		
Cash and cash equivalents	3,500	4,381
Mortgage loans held for sale, net	107,338	178,444
Property and equipment, net	881	1,168
Reorganization value in excess of amounts allocable to identifiable assets, net	7,347	7,347
Other assets	7,464	4,898
	126,530	196,238
Total assets	$2,194,416	$2,473,808

(Continued)

See notes to consolidated financial statements.

NVR, Inc.
Consolidated Balance Sheets (Continued)
(in thousands, except share and per share data)

	December 31,	
	2007	2006
LIABILITIES AND SHAREHOLDERS' EQUITY		
Homebuilding:		
Accounts payable	$ 219,048	$ 273,936
Accrued expenses and other liabilities	251,475	265,223
Liabilities related to assets not owned, consolidated per FIN 46R	164,369	244,805
Customer deposits	125,315	165,354
Other term debt	2,820	3,080
Senior notes	200,000	200,000
	963,027	1,152,398
Mortgage Banking:		
Accounts payable and other liabilities	18,551	15,784
Notes payable	83,463	153,552
	102,014	169,336
Total liabilities	1,065,041	1,321,734
Commitments and contingencies		
Shareholders' equity:		
Common stock, $0.01 par value; 60,000,000 shares authorized; 20,592,640 shares issued as of both December 31, 2007 and 2006	206	206
Additional paid-in-capital	663,631	585,438
Deferred compensation trust- 516,085 and 547,911 shares of NVR, Inc. common stock as of December 31, 2007 and 2006, respectively	(75,636)	(80,491)
Deferred compensation liability	75,636	80,491
Retained earnings	3,529,995	3,196,040
Less treasury stock at cost – 15,455,086 and 15,075,113 shares as of December 31, 2007 and 2006, respectively	(3,064,457)	(2,629,610)
Total shareholders' equity	1,129,375	1,152,074
Total liabilities and shareholders' equity	$ 2,194,416	$ 2,473,808

See notes to consolidated financial statements.

NVR, Inc.
Consolidated Statements of Income
(in thousands, except per share data)

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Homebuilding:			
Revenues	$ 5,048,187	$ 6,036,236	$ 5,177,743
Other income	21,118	13,609	6,301
Cost of sales	(4,227,059)	(4,701,265)	(3,738,030)
Selling, general and administrative	(343,520)	(432,319)	(345,525)
Operating income	498,726	916,261	1,100,489
Interest expense	(13,150)	(18,423)	(13,809)
Homebuilding income	485,576	897,838	1,086,680
Mortgage Banking:			
Mortgage banking fees	81,155	97,888	84,604
Interest income	4,900	7,704	5,014
Other income	1,060	1,334	1,435
General and administrative	(32,505)	(38,988)	(31,555)
Interest expense	(681)	(2,805)	(1,759)
Mortgage banking income	53,929	65,133	57,739
Income before taxes	539,505	962,971	1,144,419
Income tax expense	(205,550)	(375,559)	(446,860)
Net income	$ 333,955	$ 587,412	$ 697,559
Basic earnings per share	$ 61.61	$ 104.08	$ 110.36
Diluted earnings per share	$ 54.14	$ 88.05	$ 89.61
Basic weighted average shares outstanding	5,420	5,644	6,321
Diluted weighted average shares outstanding	6,168	6,672	7,784

See notes to consolidated financial statements.

NVR, Inc.
Consolidated Statements of Shareholders' Equity
(in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Deferred Compensation Trust	Deferred Compensation Liability	Total
Balance, December 31, 2004	$ 206	$ 406,705	$ 1,911,069	$ (1,482,985)	$ (76,366)	$ 76,366	$ 834,995
Net income	-	-	697,559	-	-	-	697,559
Deferred compensation activity	-	-	-	-	63	(63)	-
Purchase of common stock for treasury	-	-	-	(962,609)	-	-	(962,609)
Tax benefit from stock options exercised and deferred compensation distributions	-	94,460	-	-	-	-	94,460
Stock option activity	-	12,757	-	-	-	-	12,757
Treasury stock issued upon option exercise	-	(40,036)	-	40,036	-	-	-
Balance, December 31, 2005	206	473,886	2,608,628	(2,405,558)	(76,303)	76,303	677,162
Net income	-	-	587,412	-	-	-	587,412
Deferred compensation activity	-	-	-	-	441	(441)	-
Purchase of common stock for treasury	-	-	-	(287,064)	(4,629)	4,629	(287,064)
Stock-based compensation	-	58,134	-	-	-	-	58,134
Tax benefit from stock options exercised and deferred compensation distributions	-	95,979	-	-	-	-	95,979
Stock option activity	-	20,451	-	-	-	-	20,451
Treasury stock issued upon option exercise	-	(63,012)	-	63,012	-	-	-
Balance, December 31, 2006	206	585,438	3,196,040	(2,629,610)	(80,491)	80,491	1,152,074
Net income	-	-	333,955	-	-	-	333,955
Deferred compensation activity	-	-	-	-	5,024	(5,024)	-
Purchase of common stock for treasury	-	-	-	(507,472)	(169)	169	(507,472)
Stock-based compensation	-	14,189	-	-	-	-	14,189
Tax benefit from stock options exercised and deferred compensation distributions	-	69,046	-	-	-	-	69,046
Stock option activity	-	67,583	-	-	-	-	67,583
Treasury stock issued upon option exercise	-	(72,625)	-	72,625	-	-	-
Balance, December 31, 2007	$ 206	$ 663,631	$ 3,529,995	$ (3,064,457)	$ (75,636)	$ 75,636	$ 1,129,375

See notes to consolidated financial statements

NVR, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Cash flows from operating activities:			
Net income	$ 333,955	$ 587,412	$ 697,559
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	17,036	14,158	10,690
Excess income tax benefit from exercise of stock options	(69,046)	(95,979)	-
Stock option compensation expense	14,189	58,134	-
Contract land deposit impairments and write-offs	261,760	173,819	12,609
Gain on sales of loans	(60,128)	(72,700)	(62,279)
Gain (loss) on sale of fixed assets	1,383	8	(595)
Deferred tax benefit	(43,343)	(74,539)	(24,374)
Mortgage loans closed	(2,392,395)	(2,595,158)	(2,186,723)
Proceeds from sales of mortgage loans	2,515,973	2,658,879	2,176,475
Principal payments on mortgage loans held for sale	7,393	22,079	17,089
Net change in assets and liabilities:			
Decrease (increase) in inventories	44,762	60,359	(201,622)
Increase in contract land deposits	(31,893)	(31,000)	(198,211)
Decrease (increase) in receivables	2,730	28,013	(26,578)
(Decrease) increase in accounts payable, accrued expenses and customer deposits	(39,351)	(59,028)	330,713
Other, net	(4,259)	8,506	(11,981)
Net cash provided by operating activities	558,766	682,963	532,772
Cash flows from investing activities:			
Purchase of property, plant and equipment	(10,545)	(23,431)	(18,670)
Proceeds from the sale of property, plant and equipment	1,230	833	4,038
Acquisition, net of cash acquired	-	-	(7,465)
Net cash used by investing activities	(9,315)	(22,598)	(22,097)
Cash flows from financing activities:			
Purchase of treasury stock	(507,472)	(287,064)	(962,609)
Purchase of NVR common stock for deferred compensation plan	(169)	(4,629)	-
Net (repayments) borrowings under notes payable and credit lines	(70,349)	(106,509)	249,338
Excess income tax benefit from exercise of stock options	69,046	95,979	-
Exercise of stock options	67,583	20,451	12,757
Net cash used by financing activities	(441,361)	(281,772)	(700,514)
Net increase (decrease) in cash and cash equivalents	108,090	378,593	(189,839)
Cash and cash equivalents, beginning of year	556,119	177,526	367,365
Cash and cash equivalents, end of year	$ 664,209	$ 556,119	$ 177,526
Supplemental disclosures of cash flow information:			
Interest paid during the year	$ 12,744	$ 21,000	$ 13,634
Income taxes paid during the year, net of refunds	$ 157,081	$ 430,773	$ 294,325
Supplemental disclosures of non-cash activities:			
Change in net assets not owned, consolidated per FIN 46R	$ (15,777)	$ (28,408)	$ 33,666
Tax benefit from stock-based compensation activity	$ 69,046	$ 95,979	$ 94,460

See notes to consolidated financial statements.

(dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of NVR, Inc. ("NVR" or the "Company"), its wholly owned subsidiaries, certain partially owned entities, and variable interest entities of which the Company has determined that it is the primary beneficiary. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include short-term investments with original maturities of three months or less. The homebuilding segment had restricted cash of $6,192 and $3,464 at December 31, 2007 and 2006, respectively, which relate to customer deposits for certain home sales and is recorded in Other Assets in the accompanying balance sheets.

Homebuilding Inventory

Inventory is stated at the lower of cost or market value. Cost of lots and completed and uncompleted housing units represent the accumulated actual cost thereof. Field construction supervisors' salaries and related direct overhead expenses are included in inventory costs. Interest costs are not capitalized into inventory. Upon settlement, the cost of the units is expensed on a specific identification basis. Cost of manufacturing materials is determined on a first-in, first-out basis. Recoverability and impairment, if any, is primarily evaluated by analyzing sales of comparable assets.

Contract Land Deposits

NVR purchases finished lots under fixed price purchase agreements that require deposits that may be forfeited if NVR fails to perform under the contract. The deposits are in the form of cash or letters of credit in varying amounts and represent a percentage of the purchase price of the finished lots. NVR maintains an allowance for losses on contract land deposits that it believes is sufficient to provide for losses in the existing contract land deposit portfolio. The allowance reflects management's judgment of the present loss exposure at the end of the reporting period, considering market and economic conditions, sales absorption and profitability within specific communities and terms of the various contracts.

During the years ended December 31, 2007, 2006 and 2005, the Company incurred pre-tax charges of approximately $261,800, $173,800 and $12,600, respectively, related to the impairment of contract land deposits. These impairment charges were recorded in cost of sales on the accompanying consolidated statements of income. The contract land deposit asset on the accompanying consolidated balance sheets is shown net of a $133,664 and $59,636 impairment valuation allowance at December 31, 2007 and 2006, respectively.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is based on the estimated useful lives of the assets using the straight-line method. Amortization of capital lease assets is included in depreciation expense. Model home furniture and fixtures are generally depreciated over a two-year period, office facilities and other equipment are depreciated over a period from three to ten years, manufacturing facilities are depreciated over periods of from five to forty years and property under capital leases is depreciated in a manner consistent with the Company's depreciation policy for owned assets, or the lease-term if shorter.

Warranty/Product Liability Accruals

Warranty and product liability accruals are established to provide for estimated future expenses as a result of construction and product defects, product recalls and litigation incidental to NVR's business. Liability estimates are determined based on management judgment considering such factors as historical experience, the likely current cost of corrective action, manufacturers' and subcontractors' participation in sharing the cost of corrective action, consultations with third party experts such as engineers, and evaluations by the Company's General Counsel and outside counsel retained to handle specific product liability cases.

Intangible Assets

Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, requires goodwill, indefinite life intangibles, and reorganization value in excess of amounts allocable to identifiable assets ("excess reorganization value"), which are no longer subject to amortization, to be tested for impairment on an annual basis. The Company completed the annual assessment of impairment and determined that there is no impairment of goodwill, indefinite life intangibles, or excess reorganization value in the years ended December 31, 2007, 2006 and 2005.

Mortgage Loans Held for Sale, Derivatives and Hedging Activities

NVR originates several different loan products to its customers to finance the purchase of a home through its wholly-owned mortgage subsidiary. Those loan products include previously non-traditional loan products, such as interest-only loans, adjustable interest rate loans and loans with relatively high loan-to-value ("LTV") ratios, with up to a one hundred percent LTV. NVR sells all of the loans it originates into the secondary market typically within 30 days from origination. All of the loans that the Company originates, including non-traditional loan products, are underwritten to the standards and specifications of the ultimate investor. In addition, a substantial number of these previously nontraditional loans are underwritten and funded at closing directly by the ultimate investor. Insofar as the Company underwrites its originated loans to those standards, the Company bears no increased concentration of credit risk from the issuance of these non-traditional products, except in certain limited instances where early payment default occurs. The Company employs a quality control department to ensure that its underwriting controls are effectively operating, and further assesses the underwriting function as part of its assessment of internal controls over financial reporting.

Mortgage loans held for sale are closed at fair value, and thereafter are carried at the lower of cost or market.

(dollars in thousands, except per share data)

In the normal course of business, NVR's mortgage banking segment enters into contractual commitments to extend credit to buyers of single-family homes with fixed expiration dates. The commitments become effective when the borrowers "lock-in" a specified interest rate within time frames established by NVR. All mortgagors are evaluated for credit worthiness prior to the extension of the commitment. Market risk arises if interest rates move adversely between the time of the "lock-in" of rates by the borrower and the sale date of the loan to a broker/dealer. To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, the Company enters into optional or mandatory delivery forward sale contracts to sell whole loans and mortgage-backed securities to broker/dealers. The forward sale contracts lock in an interest rate and price for the sale of loans similar to the specific rate lock commitments classified as derivatives. Both the rate lock commitments to borrowers and the forward sale contracts to broker/dealers are undesignated derivatives and, accordingly, are marked to market through earnings. NVR does not engage in speculative or trading derivative activities. At December 31, 2007, there were contractual commitments to extend credit to borrowers aggregating approximately $144,000, and open forward delivery sale contracts aggregating approximately $239,000.

Earnings per Share

The following weighted average shares and share equivalents are used to calculate basic and diluted EPS for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Weighted average number of shares outstanding used to calculate basic EPS	5,420,159	5,644,068	6,320,852
Dilutive securities:			
Stock options	747,636	1,027,503	1,463,530
Weighted average number of shares and share equivalents outstanding used to calculate diluted EPS	6,167,795	6,671,571	7,784,382

Options issued under equity benefit plans to purchase 57,277, 149,978, and 4,250 shares of common stock were outstanding during the years ended December 31, 2007, 2006 and 2005, respectively, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. In addition, 402,372 and 437,878 performance-based options were outstanding during the years ended December 31, 2007 and 2006, respectively, and have been excluded from the computation of diluted earnings per share because the performance target had not been achieved, pursuant to the requirements of SFAS No. 128, *Earnings Per Share.*

Revenues-Homebuilding Operations

NVR builds single-family detached homes, townhomes and condominium buildings, which generally are constructed on a pre-sold basis for the ultimate customer. In accordance with SFAS No. 66, "Accounting for Sales of Real Estate", revenues are recognized at the time the unit is settled and title passes to the customer, adequate cash payment has been received and there is no continuing involvement. In situations where the buyer's financing is originated by NVRM and the buyer has not made an adequate initial or continuing investment as prescribed by SFAS No. 66, the profit on such settlement is deferred until the sale of the related loan to a third-party investor has been completed.

(dollars in thousands, except per share data)

Mortgage Banking Fees

Mortgage banking fees include income earned by NVR's mortgage banking operations for originating mortgage loans, servicing mortgage loans held on an interim basis, title fees, gains and losses on the sale of mortgage loans and mortgage servicing and other activities incidental to mortgage banking. Mortgage banking fees are generally recognized after the loan has been sold to an unaffiliated, third party investor.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Financial Instruments

Except as otherwise noted here, NVR believes that insignificant differences exist between the carrying value and the fair value of its financial instruments. The estimated fair value of NVR's 5% Senior Notes due 2010 as of December 31, 2007 and 2006 was $201,520 and $195,320, respectively. The estimated fair value is based on a quoted market price. The carrying value was $200,000 at December 31, 2007 and 2006.

Stock-Based Compensation

On January 1, 2006 (the "Effective Date"), the Company adopted Statement of Financial Accounting Standards ("SFAS") 123R, *Share-Based Payment*, which revised SFAS 123, *Accounting for Stock-Based Compensation* (see Note 9). Prior to fiscal year 2006 and the adoption of SFAS 123R, NVR followed the intrinsic value method in accounting for its stock-based employee compensation arrangements as defined by Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees.*

SFAS 123R requires an entity to recognize an expense within its income statement for all share-based payment arrangements, which includes employee stock option plans. The expense is based on the grant-date fair value of the options granted, and is recognized ratably over the requisite service period. NVR adopted SFAS 123R under the modified prospective method. Under the modified prospective method, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after the required Effective Date, as well as to the unvested portion of awards outstanding as of the required Effective Date. The Company's stock option programs are accounted for as equity awards.

Because NVR adopted SFAS 123R using the modified prospective basis, the prior periods have not been restated. The following table sets forth the effect on net income and basic and diluted earnings per share as if the Company had applied the fair value recognition provisions for its stock-based compensation arrangements for the year ended December 31, 2005:

(dollars in thousands, except per share data)

Net income, as reported	$ 697,559
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(31,893)
Pro forma net income	$ 665,666
Earnings per share:	
Basic—as reported	$ 110.36
Basic—pro forma	$ 105.31
Diluted—as reported	$ 89.61
Diluted—pro forma	$ 86.67

Comprehensive Income

For the years ended December 31, 2007, 2006 and 2005, comprehensive income equaled net income; therefore, a separate statement of comprehensive income is not included in the accompanying financial statements.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158"). SFAS 158 requires an entity to recognize in its statement of financial position the funded status of its defined benefit pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 also requires an entity to recognize changes in the funded status of a defined benefit pension and postretirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost. In addition, SFAS 158 requires the Company to measure defined benefit plan assets and defined benefit plan obligations as of the date of the Company's statement of financial position and disclose additional information about certain effects on net periodic benefit costs in the upcoming fiscal year that arise from the delayed recognition of the actuarial gains and losses and the prior service costs and credits. The Company adopted SFAS 158 effective December 31, 2007. The Company's adoption of SFAS 158 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position FAS 157-2 which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS 156"), which provides an approach to simplify efforts to obtain hedge-like (offset) accounting by allowing the Company the option to carry mortgage servicing rights at fair value. This new Statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB SFAS No. 125," with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 became

(dollars in thousands, except per share data)

effective for the Company as of January 1, 2007. Because the Company does not retain the servicing rights when it sells its mortgage loans held for sale, the adoption of SFAS No. 156 did not have a material impact on the Company's financial statements.

On November 29, 2006, the FASB ratified Emerging Issue Task Force ("EITF") Issue No. 06-8, "Applicability of the Assessment of a Buyer's Continuing Investment Under FASB Statement No. 66, Accounting for Sales of Real Estate, for Sales of Condominiums." EITF No. 06-8 states that the adequacy of the buyer's continuing investment under SFAS No. 66 should be assessed in determining whether to recognize profit under the percentage-of-completion method on the sale of individual units in a condominium project. This consensus could require that additional deposits be collected by developers of condominium projects that want to recognize profit during the construction period under the percentage-of-completion method. EITF No. 06-8 is effective for the Company beginning on January 1, 2008. The adoption of EITF No. 06-8 is not expected to have a material impact the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). The statement permits entities to choose to measure certain financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for the Company beginning January 1, 2008. The Company does not expect SFAS 159 to have a material impact on the Company's financial statements.

In November 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB 109"). SAB 109, which revises and rescinds portions of SAB 105, "Application of Accounting Principles to Loan Commitments", specifically states that the expected net future cash flows related to the associated servicing of a loan should be included in the measurements of all written loan commitments that are accounted for at fair value through earnings. The provisions of SAB 109 are applicable to written loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect that the adoption of SAB 109 will have a material impact on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non controlling interests. SFAS 160 is effective for the Company beginning January 1, 2009. The Company is currently evaluating the impact of the adoption of SFAS 160.

In December 2007, the FASB issued SFAS No. 141 (R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) expands on the guidance of SFAS 141, extending its applicability to all transactions and other events in which an entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed and interests transferred as a result of business combinations. SFAS 141(R) expands on required disclosures to improve the statement users' abilities to evaluate the nature and financial effects of business combinations. SFAS 141(R) is effective for any acquisitions made on or after January 1, 2009.

2. Segment Information, Nature of Operations, and Certain Concentrations

NVR's homebuilding operations primarily construct and sell single-family detached homes, townhomes and condominium buildings under four tradenames: Ryan Homes, NVHomes, Fox Ridge Homes, and Rymarc Homes. The Ryan Homes, Fox Ridge Homes, and Rymarc Homes products are marketed primarily to first-time homeowners and first-time move-up buyers. The Ryan Homes product is sold in twenty metropolitan areas located in Maryland, Virginia, West Virginia, Pennsylvania, New York, North Carolina, South Carolina, Ohio, New Jersey, Delaware and Kentucky. The Fox Ridge Homes product is sold solely in the Nashville, TN metropolitan area. The Rymarc Homes product is sold solely in the Columbia, SC metropolitan area. The NVHomes product is sold in the Washington, D.C., Baltimore, MD, Philadelphia, PA and Maryland Eastern Shore metropolitan areas, and is marketed primarily to move-up and up-scale buyers. NVR derived approximately 49% of its 2007 homebuilding revenues in the Washington, D.C. and Baltimore, MD metropolitan areas.

NVR's mortgage banking segment is a regional mortgage banking operation. Substantially all of the mortgage banking segment's loan closing activity is for NVR's homebuilding customers. NVR's mortgage banking business generates revenues primarily from origination fees, gains on sales of loans, and title fees. A substantial portion of the Company's mortgage operations is conducted in the Washington, D.C. and Baltimore, MD metropolitan areas.

Consistent with the principles and objectives of SFAS 131, the Company's disclosure includes four homebuilding reportable segments that aggregate geographically the Company's homebuilding operating segments, and the mortgage banking operations presented as a single reportable segment. The homebuilding reportable segments are comprised of operating divisions in the following geographic areas:

Homebuilding Mid Atlantic – Virginia, West Virginia, Maryland, and Delaware
Homebuilding North East – New Jersey and eastern Pennsylvania
Homebuilding Mid East – Kentucky, New York, Ohio and western Pennsylvania
Homebuilding South East – North Carolina, South Carolina and Tennessee

Homebuilding profit before tax includes all revenues and income generated from the sale of homes, less the cost of homes sold, selling, general and administrative expenses, and a corporate capital allocation charge. The corporate capital allocation charge eliminates in consolidation, is based on the segment's average net assets employed, and is charged using a consistent methodology in the years presented. The corporate capital allocation charged to the operating segment allows the Chief Operating Decision Maker to determine whether the operating segment's results are providing the desired rate of return after covering the Company's cost of capital. The Company records charges on contract land deposits when it is determined that it is probable that recovery of the deposit is impaired. For segment reporting purposes, impairments on contract land deposits are charged to the operating segment upon the determination to terminate a finished lot purchase agreement with the developer, or to restructure a lot purchase agreement resulting in the forfeiture of the deposit. Mortgage banking profit before tax consists of revenues generated from mortgage financing, title insurance and closing services, less the costs of such services and general and administrative costs. Mortgage banking operations are not charged a capital allocation charge.

(dollars in thousands, except per share data)

In addition to the corporate capital allocation and contract land deposit impairments discussed above, the other reconciling items between segment profit and consolidated profit before tax include unallocated corporate overhead (including all management incentive compensation), stock option compensation expense, consolidation adjustments and external corporate interest expense. NVR's overhead functions, such as accounting, treasury, human resources, land acquisition, etc., are centrally performed and the costs are not allocated to the Company's operating segments. Consolidation adjustments consist of such items necessary to convert the reportable segments' results, which are predominantly maintained on a cash basis, to a full accrual basis for external financial statement presentation purposes, and are not allocated to the Company's operating segments. Likewise, stock option compensation expense is not charged to the operating segments. External corporate interest expense is primarily comprised of interest charges on the Company's outstanding Senior Notes and working capital line borrowings, and are not charged to the operating segments because the charges are included in the corporate capital allocation discussed above.

Following are tables presenting revenues, interest income, interest expense, depreciation and amortization, segment profit and segment assets for each reportable segment, with reconciliations to the amounts reported for the consolidated enterprise, where applicable:

	Year Ended December 31,		
	2007	2006	2005
Revenues:			
Homebuilding Mid Atlantic	$ 3,099,053	$ 3,825,960	$ 3,235,053
Homebuilding North East	433,631	657,338	533,662
Homebuilding Mid East	860,139	965,626	944,070
Homebuilding South East	655,364	587,312	464,958
Mortgage Banking	81,155	97,888	84,604
Total Consolidated Revenues	$ 5,129,342	$ 6,134,124	$ 5,262,347

	Year Ended December 31,		
	2007	2006	2005
Profit:			
Homebuilding Mid Atlantic	$ 296,049	$ 687,904	$ 863,210
Homebuilding North East	12,618	64,246	66,944
Homebuilding Mid East	80,969	69,911	95,190
Homebuilding South East	89,785	79,948	52,199
Mortgage Banking	54,576	68,753	57,739
Total Segment Profit	533,997	970,762	1,135,282
Contract land deposit impairments	(79,002)	(27,717)	(9,950)
Stock compensation expense (1)	(14,189)	(58,134)	-
Corporate capital allocation (2)	152,363	184,908	149,247
Unallocated corporate overhead (3)	(69,975)	(86,363)	(105,364)
Consolidation adjustments and other (4)	28,842	(3,340)	(11,670)
Corporate interest expense	(12,531)	(17,145)	(13,126)
Reconciling items sub-total	5,508	(7,791)	9,137
Consolidated Income before Taxes	$ 539,505	$ 962,971	$ 1,144,419

(1) The change in 2007 compared to 2006 is primarily due to the reversal of stock-based compensation costs of approximately $31,500 in 2007 related to certain stock options subject to a performance metric that is not expected to be met (refer to Note 9 for further information). The increase from 2005 to 2006 is due to the adoption of SFAS 123R at January 1, 2006.

(dollars in thousands, except per share data)

(2) This item represents the elimination of the corporate capital allocation charge included in the respective homebuilding reportable segments. The increase in the corporate capital allocation charge from 2005 to 2006, and the subsequent decrease from 2006 to 2007 are due to changes in segment asset balances in each of the respective years, due to fluctuations in operating activity year over year. The corporate capital allocation charge is based on the segment's monthly average asset balance, and is as follows for the years presented:

	Year Ended December 31,		
	2007	2006	2005
Homebuilding Mid Atlantic	$ 106,032	$ 131,823	$ 101,794
Homebuilding North East	14,669	19,533	15,904
Homebuilding Mid East	17,381	21,235	21,126
Homebuilding South East	14,281	12,317	10,423
Total	$ 152,363	$ 184,908	$ 149,247

(3) The decreases in unallocated corporate overhead are primarily driven by a reduction in management incentive costs and reduced personnel and other overhead costs as part of our focus to size our organization to meet current activity levels.

(4) The favorable variances from year-to-year are primarily due to increased interest income due to higher average cash balances and decreased operating activity.

	Year Ended December 31,		
	2007	2006	2005
Assets:			
Homebuilding Mid Atlantic	$ 698,955	$ 873,260	$ 1,045,229
Homebuilding North East	95,026	117,192	148,563
Homebuilding Mid East	117,722	137,113	147,249
Homebuilding South East	106,626	115,937	90,820
Mortgage Banking	119,183	188,891	205,560
Total Segment Assets	1,137,512	1,432,393	1,637,421
Assets not owned, consolidated per FIN 46R	180,206	276,419	275,306
Cash	660,709	551,738	170,090
Deferred taxes	211,808	169,901	97,511
Intangible assets	60,709	60,863	60,988
Land reserve	(133,664)	(59,636)	(31,919)
Consolidation adjustments and other (5)	77,136	42,130	28,272
Reconciling items sub-total	1,056,904	1,041,415	600,248
Consolidated Assets	$ 2,194,416	$ 2,473,808	$ 2,237,669

(5) The 2007 balance includes the bulk purchase of lots made during 2007, of which approximately $29,200 have not yet been allocated to the reportable segments.

	Year Ended December 31,		
	2007	2006	2005
Interest Income			
Mortgage Banking	$ 4,900	$ 7,704	$ 5,014
Total Segment Interest Income	4,900	7,704	5,014
Other unallocated interest income	14,855	2,639	2,471
Consolidated Interest Income	$ 19,755	$ 10,343	$ 7,485

(dollars in thousands, except per share data)

	Year Ended December 31,		
	2007	2006	2005
Interest Expense			
Homebuilding Mid Atlantic	$ 106,538	$ 132,394	$ 102,256
Homebuilding North East	14,678	19,605	15,925
Homebuilding Mid East	17,475	21,863	21,312
Homebuilding South East	14,287	12,324	10,437
Mortgage Banking	681	2,805	1,759
Total Segment Interest Expense	153,659	188,991	151,689
Corporate capital allocation	(152,363)	(184,908)	(149,247)
Senior note and other interest	12,535	17,145	13,126
Consolidated Interest Expense	$ 13,831	$ 21,228	$ 15,568

	Year Ended December 31,		
	2007	2006	2005
Depreciation and Amortization:			
Homebuilding Mid Atlantic	$ 9,260	$ 7,410	$ 4,795
Homebuilding North East	1,582	1,300	700
Homebuilding Mid East	2,186	2,192	2,117
Homebuilding South East	1,457	1,027	999
Mortgage Banking	368	436	553
Total Segment Depreciation and Amortization	14,853	12,365	9,164
Unallocated corporate	2,183	1,793	1,526
Consolidated Depreciation and Amortization	$ 17,036	$ 14,158	$ 10,690

	Year Ended December 31,		
	2007	2006	2005
Expenditures for Property and Equipment:			
Homebuilding Mid Atlantic	$ 5,739	$ 13,355	$ 10,938
Homebuilding North East	799	2,545	1,719
Homebuilding Mid East	1,637	3,483	2,065
Homebuilding South East	2,043	2,311	808
Mortgage Banking	96	612	448
Total Segment Expenditures for Property and Equipment	10,314	22,306	15,978
Unallocated corporate	231	1,125	2,692
Consolidated Expenditures for Property and Equipment	$ 10,545	$ 23,431	$ 18,670

3. Consolidation of Variable Interest Entities

Revised Interpretation No. 46 ("FIN 46R"), *Consolidation of Variable Interest Entities,* requires the primary beneficiary of a variable interest entity to consolidate that entity on its financial statements. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual, or other financial interests in the entity. Expected losses are the expected negative variability in the fair value of an entity's net assets, exclusive of its variable interests, and expected residual returns are the expected positive variability in the fair value of an entity's net assets, exclusive of its variable interests. As discussed below, NVR evaluates the provisions of FIN 46R as it relates to NVR's finished lot acquisition strategy.

(dollars in thousands, except per share data)

NVR does not engage in the land development business. Instead, the Company typically acquires finished building lots at market prices from various development entities under fixed price purchase agreements. The purchase agreements require deposits that may be forfeited if NVR fails to perform under the agreements. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts, and typically range up to 10% of the aggregate purchase price of the finished lots. As of December 31, 2007, the Company controlled approximately 67,600 lots with deposits in cash and letters of credit totaling approximately $329,000 and $9,000, respectively. As of December 31, 2006, the Company controlled approximately 88,500 lots with deposits in cash and letters of credit totaling approximately $484,000 and $14,000, respectively.

This lot acquisition strategy reduces the financial requirements and risks associated with direct land ownership and land development. NVR may, at its option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of its intent not to acquire the finished lots under contract. NVR's sole legal obligation and economic loss for failure to perform under these purchase agreements is limited to the amount of the deposit pursuant to the liquidating damage provisions contained within the purchase agreements. In other words, if NVR does not perform under a purchase agreement, NVR loses only its deposit. NVR does not have any financial or specific performance guarantees, or completion obligations, under these purchase agreements. None of the creditors of any of the development entities with which NVR enters fixed price purchase agreements have recourse to the general credit of NVR. Except as described below, NVR also does not share in an allocation of either the profit earned or loss incurred by any of these entities with which NVR enters fixed price purchase agreements.

On a very limited basis, NVR also obtains finished lots using joint venture limited liability corporations ("LLC's"). All LLC's are structured such that NVR is a non-controlling member and is at risk only for the amount invested. NVR is not a borrower, guarantor or obligor on any of the LLC's debt. NVR enters into a standard fixed price purchase agreement to purchase lots from these LLC's.

At December 31, 2007, NVR had an aggregate investment in twelve separate LLC's totaling approximately $13,200, which controlled approximately 700 lots. At December 31, 2006, NVR had an aggregate investment in twelve separate LLC's totaling approximately $14,000, which controlled approximately 800 lots. NVR recognizes its share of the earnings of the LLC's as a reduction of the cost basis of the lots at the time that the lot and related home is settled with an external customer. During the years ended December 31, 2007, 2006 and 2005, NVR reduced cost of sales by $654, $280, and $287, respectively, which represented NVR's share of the earnings of the LLC's. As of December 31, 2007, NVR's investment in the LLC's has been partially offset by a contract land deposit valuation allowance.

Forward contracts, such as the fixed price purchase agreements utilized by NVR to acquire finished lot inventory, are deemed to be "variable interests" under FIN 46R. Therefore, the development entities with which NVR enters fixed price purchase agreements, including the LLC's, are examined under FIN 46R for possible consolidation by NVR. NVR has developed a methodology to determine whether it, or conversely, the owner(s) of the applicable development entity is the primary beneficiary of a development entity. The methodology used to evaluate NVR's primary beneficiary status requires substantial management judgment and estimation. These judgments and estimates involve assigning probabilities to various estimated cash flow possibilities relative to the development entity's expected profits and losses and the cash flows associated with changes in the fair value of finished lots under contract. Although management believes that its accounting policy is designed to properly assess NVR's primary beneficiary status relative to its involvement with the development entities from which NVR acquires finished lots, changes to the probabilities and the cash flow possibilities used in NVR's evaluation could produce widely different conclusions regarding whether NVR is or is not a development entity's primary beneficiary.

(dollars in thousands, except per share data)

The Company has evaluated all of its fixed price purchase agreements and LLC arrangements and has determined that it is the primary beneficiary of thirty-one of those development entities with which the agreements and arrangements are held. As a result, at December 31, 2007, NVR has consolidated such development entities in the accompanying consolidated balance sheet. Where NVR deemed itself to be the primary beneficiary of a development entity created after December 31, 2003 and the development entity refused to provide financial statements, NVR utilized estimation techniques to perform the consolidation. The effect of the consolidation under FIN 46R at December 31, 2007 was the inclusion on the balance sheet of $180,206 as *Assets not owned, consolidated per FIN 46R* with a corresponding inclusion of $164,369 as *Liabilities related to assets not owned, consolidated per FIN 46R*, after elimination of intercompany items. Inclusive in these totals were assets of approximately $51,000 and liabilities of approximately $46,000 estimated for eleven development entities created after December 31, 2003 that did not provide financial statements.

At December 31, 2006, under FIN 46R, the Company evaluated all of its fixed price purchase agreements and LLC arrangements and determined that it was the primary beneficiary of twenty-eight of those development entities with which the agreements and arrangements were held. As a result, at December 31, 2006, NVR had consolidated such development entities in the accompanying consolidated balance sheet. The effect of the consolidation under FIN 46R at December 31, 2006 was the inclusion on the balance sheet of $276,419 as *Assets not owned, consolidated per FIN 46R* with a corresponding inclusion of $244,805 as *Liabilities related to assets not owned, consolidated per FIN 46R*, after elimination of intercompany items. Inclusive in these totals were estimated assets of approximately $23,000 and estimated liabilities of approximately $18,000 for four development entities created after December 31, 2003 that did not provide financial statements.

(dollars in thousands, except per share data)

Following is the consolidating schedule at December 31, 2007:

ASSETS	NVR, Inc. and Subsidiaries	FIN 46R Entities	Eliminations	Consolidated Total
Homebuilding:				
Cash and cash equivalents	$ 660,709	$ -	$ -	$ 660,709
Receivables	10,855	-	-	10,855
Homebuilding inventory	688,854	-	-	688,854
Property, plant and equipment, net	32,911	-	-	32,911
Reorganization value in excess of amount allocable to identifiable assets, net	41,580	-	-	41,580
Goodwill and intangibles, net	11,782	-	-	11,782
Contract land deposits	194,925	-	(6,397)	188,528
Other assets	261,901	-	(9,440)	252,461
	1,903,517	-	(15,837)	1,887,680
Mortgage banking assets:	126,530	-	-	126,530
FIN 46R Entities:				
Land under development	-	176,909	-	176,909
Other assets	-	3,297	-	3,297
	-	180,206	-	180,206
Total assets	$2,030,047	$ 180,206	$ (15,837)	$2,194,416
LIABILITIES AND SHAREHOLDERS' EQUITY				
Homebuilding:				
Accounts payable, accrued expenses and other liabilities	$ 470,523	$ -	$ -	$ 470,523
Customer deposits	125,315	-	-	125,315
Other term debt	2,820	-	-	2,820
Senior notes	200,000	-	-	200,000
	798,658	-	-	798,658
Mortgage banking liabilities:	102,014	-	-	102,014
FIN 46R Entities:				
Accounts payable, accrued expenses and other liabilities	-	26,703	-	26,703
Debt	-	61,612	-	61,612
Contract land deposits	-	20,904	(20,904)	-
Advances from NVR, Inc.	-	7,949	(7,949)	-
Minority interest	-	-	76,054	76,054
	-	117,168	47,201	164,369
Equity	1,129,375	63,038	(63,038)	1,129,375
Total liabilities and shareholders' equity	$2,030,047	$ 180,206	$ (15,837)	$2,194,416

(dollars in thousands, except per share data)

Following is the consolidating schedule at December 31, 2006:

ASSETS	NVR, Inc. and Subsidiaries	FIN 46R Entities	Eliminations	Consolidated Total
Homebuilding:				
Cash and cash equivalents	$ 551,738	$ -	$ -	$ 551,738
Receivables	12,213	-	-	12,213
Homebuilding inventory	733,616	-	-	733,616
Property, plant and equipment, net	40,430	-	-	40,430
Reorganization value in excess of amount allocable to identifiable assets, net	41,580	-	-	41,580
Goodwill and intangibles, net	11,936	-	-	11,936
Contract land deposits	424,792	-	(22,622)	402,170
Other assets	216,460	-	(8,992)	207,468
	2,032,765	-	(31,614)	2,001,151
Mortgage banking assets:	196,238	-	-	196,238
FIN 46R Entities:				
Land under development	-	271,197	-	271,197
Other assets	-	5,222	-	5,222
	-	276,419	-	276,419
Total assets	$2,229,003	$ 276,419	$ (31,614)	$2,473,808
LIABILITIES AND SHAREHOLDERS' EQUITY				
Homebuilding:				
Accounts payable, accrued expenses and other liabilities	$ 539,159	$ -	$ -	$ 539,159
Customer deposits	165,354	-	-	165,354
Other term debt	3,080	-	-	3,080
Senior notes	200,000	-	-	200,000
	907,593	-	-	907,593
Mortgage banking liabilities:	169,336	-	-	169,336
FIN 46R Entities:				
Accounts payable, accrued expenses and other liabilities	-	13,926	-	13,926
Debt	-	163,974	-	163,974
Contract land deposits	-	46,723	(22,622)	24,101
Advances from NVR, Inc.	-	8,029	(8,029)	-
Minority interest	-	-	42,804	42,804
	-	232,652	12,153	244,805
Equity	1,152,074	43,767	(43,767)	1,152,074
Total liabilities and shareholders' equity	$2,229,003	$ 276,419	$ (31,614)	$2,473,808

(dollars in thousands, except per share data)

Under FIN 46R, an enterprise with an interest in a variable interest entity or potential variable interest entity created before December 31, 2003, is not required to apply FIN 46R to that entity if the enterprise, after making an "exhaustive effort", is unable to obtain the information necessary to perform the accounting required to consolidate the variable interest entity for which it is determined to be the primary beneficiary. At December 31, 2007, NVR has been unable to obtain the information necessary to perform the accounting required to consolidate six separate development entities created before December 31, 2003 for which NVR determined it was the primary beneficiary. NVR has made, or has committed to make, aggregate deposits, totaling $8,830 to these six separate development entities, with a total aggregate purchase price for the finished lots of approximately $73,000. The aggregate deposit made or committed to being made is NVR's maximum exposure to loss. As noted above, because NVR does not have any contractual or ownership interests in the development entities with which it contracts to buy finished lots (other than the limited use of the LLC's as discussed above), NVR does not have the ability to compel these development entities to provide financial or other data. Because NVR has no ownership rights in any of these six development entities, the consolidation of such entities has no impact on NVR's net income or earnings per share for the years ended December 31, 2007, 2006 and 2005. Aggregate activity with respect to the six development entities is included in the following table:

	December 31,		
	2007	2006	2005
Finished lots purchased - dollars	$ 15,514	$ 13,771	$ 4,033
Finished lots purchased – units	66	82	33

4. Related Party Transactions

During 2007, 2006, and 2005, NVR purchased, at market prices, developed lots from Elm Street Development, a company that is controlled by a member of the NVR Board of Directors (the "Board"). These transactions were approved by a majority of the independent members of the Board. Purchases from Elm Street Development totaled approximately $37,000, $50,000, and $29,000 during 2007, 2006 and 2005, respectively. During 2007, NVR terminated two fixed price purchase agreements entered into with Elm Street Development prior to 2007 and forfeited $663 in lot deposits as liquidated damages. These deposit forfeitures are included in the total contract land deposit write-offs discussed previously in Note 1. NVR expects to purchase the majority of the remaining lots under contract at December 31, 2007 over the next three years for an aggregate purchase price of approximately $91,000.

5. Property, Plant and Equipment, net

	December 31,	
	2007	2006
Homebuilding:		
Office facilities and other	$ 14,636	$ 14,592
Model home furniture and fixtures	30,394	32,731
Manufacturing facilities	26,592	24,889
Property under capital leases	4,005	4,005
	75,627	76,217
Less: accumulated depreciation	(42,716)	(35,787)
	$ 32,911	$ 40,430
Mortgage Banking:		
Office facilities and other	$ 3,771	$ 3,843
Less: accumulated depreciation	(2,890)	(2,675)
	$ 881	$ 1,168

Certain property, plant and equipment listed above is collateral for certain debt of NVR as more fully described in Note 6.

(dollars in thousands, except per share data)

6. Debt

	December 31,	
	2007	2006
Homebuilding:		
Working capital revolving credit (a)	$ -	$ -
Other term debt:		
Capital lease obligations due in monthly installments through 2016 (b)	$ 2,820	$ 3,080
Senior notes (c)	$ 200,000	$ 200,000
Mortgage Banking:		
Mortgage warehouse revolving credit (d)	$ 83,463	$ 153,552

(a) The Company, as borrower, has available an unsecured working capital revolving credit facility (the "Facility"). The Facility provides for borrowings of up to $600,000, subject to certain borrowing base limitations. The Facility is generally available to fund working capital needs of NVR's homebuilding segment. Up to $150,000 of the Facility is currently available for issuance in the form of letters of credit, of which $17,199 and $22,320 were outstanding at December 31, 2007 and 2006, respectively. The Facility expires in December 2010 and outstanding amounts bear interest at either (i) the prime rate or (ii) the London Interbank Offering Rate ("LIBOR") plus Applicable Margin as defined within the Facility. There were no borrowings under the Facility during 2007. The weighted-average interest rate for the amounts outstanding under the Facility during 2006 was 5.9%. At December 31, 2007, there were no borrowing base limitations reducing the amount available to the Company for borrowings.

The Facility contains various affirmative and negative covenants. The negative covenants include among others, certain limitations on transactions involving the creation of guarantees, sale of assets, acquisitions, mergers, investments and land purchases. Additional covenants include (i) a minimum adjusted consolidated tangible net worth requirement, (ii) a maximum leverage ratio requirement, and (iii) an interest coverage ratio requirement. These covenants restrict the amount in which the Company would be able to pay in dividends each year. The Company is also subject to borrowing base restrictions if the Company's senior debt rating falls below investment grade. At December 31, 2007 NVR was in compliance with all covenants under the Facility and maintained an investment grade rating on its senior debt.

(b) The capital lease obligations have fixed interest rates ranging from 5.1% to 13.0% and are collateralized by land, buildings and equipment with a net book value of approximately $1,248 and $1,424 at December 31, 2007 and 2006, respectively.

The following schedule provides future minimum lease payments under all capital leases together with the present value as of December 31, 2007:

Year ending December 31,	
2008	$ 484
2009	637
2010	644
2011	645
2012	644
Thereafter	1,369
	4,423
Amount representing interest	(1,603)
	$ 2,820

(dollars in thousands, except per share data)

(c) On January 20, 1998, the Company filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to $400,000 of the Company's debt securities (the "1998 Shelf Registration"). The 1998 Shelf Registration statement was declared effective on February 27, 1998 and provides that securities may be offered from time to time in one or more series, and in the form of senior or subordinated debt.

On June 17, 2003, NVR completed an offering, at par, for $200,000 of 5% Senior Notes due 2010 (the "Notes") under the 1998 Shelf Registration. The Notes mature on June 15, 2010 and bear interest at 5%, payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 2003. The Notes are general unsecured obligations and rank equally in right of payment with all of NVR's existing and future unsecured senior indebtedness and indebtedness under NVR's existing credit facility. The Notes are senior in right of payment to any future subordinated indebtedness that NVR may incur. The Company may redeem the Notes, in whole or in part, at any time upon not less than 30 nor more than 60 days notice at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed, or (b) the discounted present value of the remaining scheduled payments of the Notes to be redeemed, plus, in each case, accrued and unpaid interest. The indenture governing the Notes has, among other items, limitations on the incurrence of secured debt, restrictions on sale and leaseback transactions, and conditions related to mergers and/or the sale of assets. Upon completion of the 2003 Notes offering, we had $55,000 remaining available for issuance under the 1998 Shelf Registration.

On May 27, 2004, NVR filed a shelf registration statement with the SEC to register up to $1,000,000 for future offer and sale of debt securities, common shares, preferred shares, depositary shares representing preferred shares and warrants (the "2004 Shelf Registration"). The SEC declared the 2004 Shelf Registration effective on June 15, 2004. NVR expects to use the proceeds received from future offerings issued under the 2004 Shelf Registration for general corporate purposes. As of December 31, 2007, no amounts have been issued under the 2004 Shelf Registration. This discussion of the 2004 Shelf Registration and the 1998 Shelf Registration does not constitute an offer of any securities for sale.

(d) The mortgage warehouse facility ("Mortgage Warehouse Revolving Credit") of NVR Mortgage Finance, Inc. ("NVRM") currently has a borrowing limit of $125,000 at December 31, 2007. The Revolving Credit Agreement is used to fund its mortgage origination activities. The interest rate under the Mortgage Warehouse Revolving Credit agreement is either: (i) LIBOR plus 1.0%, or (ii) 1.125% depending on whether NVRM provides compensating balances. The weighted-average interest rates for amounts outstanding under the Mortgage Warehouse Revolving Credit facility were 4.5% and 5.0% during 2007 and 2006, respectively. The average interest rate for amounts outstanding at December 31, 2007 was 3.6%. Mortgage loans collateralize the Mortgage Warehouse Revolving Credit borrowings. The Mortgage Warehouse Revolving Credit facility is annually renewable and currently expires in August 2008.

The Mortgage Warehouse Revolving Credit agreement includes, among other items, covenants restricting NVRM from incurring additional borrowings and making intercompany dividends and tax payments. In addition, NVRM is required to maintain a minimum net worth of $14,000. As of December 31, 2007, the borrowing base limitation reduced the amount available to the Company for borrowing to approximately $101,000. The Company was in compliance with all covenants under the Mortgage Warehouse Revolving Credit agreement at December 31, 2007.

(dollars in thousands, except per share data)

Maturities with respect to the Company's debt as of December 31, 2007 are as follows:

Year Ending December 31,	
2008	$ 83,578
2009	302
2010	200,353
2011	402
2012	456
Thereafter	1,192
Total	$ 286,283

The $83,578 maturing in 2008 includes $83,463 of borrowings under the Mortgage Warehouse Revolving Credit facility. The $200,353 maturing during 2010 includes $200,000 of Senior Notes maturing in June 2010.

7. Common Stock

There were 5,137,554 and 5,517,527 common shares outstanding at December 31, 2007 and 2006, respectively. As of December 31, 2007, NVR had reacquired a total of approximately 20,756,000 shares of NVR common stock at an aggregate cost of approximately $3,420,000 since December 31, 1993. The Company repurchased 784,788; 481,141 and 1,269,050 shares at an aggregate purchase price of approximately $507,472, $287,064, and $962,609 during 2007, 2006 and 2005, respectively.

Since 1999, the Company has issued shares from the treasury for all stock option exercises. There have been approximately 5,301,000 common shares reissued from the treasury in satisfaction of stock option exercises and other employee benefit obligations. The Company issued 404,815; 370,510 and 318,199 such shares during 2007, 2006 and 2005, respectively.

8. Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Current:			
Federal	$ 189,907	$ 373,866	$ 386,712
State	36,231	74,691	81,288
Deferred:			
Federal	(17,356)	(61,294)	(17,669)
State	(3,232)	(11,704)	(3,471)
	$ 205,550	$ 375,559	$ 446,860

In addition to amounts applicable to income before taxes, the following income tax benefits were recorded in shareholders' equity:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Income tax benefits arising from compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	$ 69,046	$ 95,979	$ 94,460

(dollars in thousands, except per share data)

Deferred income taxes on NVR's consolidated balance sheets are comprised of the following:

	December 31,	
	2007	2006
Deferred tax assets:		
Other accrued expenses and contract land deposit reserve	$ 126,385	$ 105,350
Deferred compensation	30,405	32,331
Stock option expense	20,873	18,194
Uniform capitalization	8,240	11,307
Unrecognized tax benefit	25,897	-
Other	7,497	8,426
Total deferred tax assets	219,297	175,608
Less: deferred tax liabilities	3,399	3,049
Net deferred tax position	$ 215,898	$ 172,559

Deferred tax assets arise principally as a result of various accruals required for financial reporting purposes and deferred compensation, which are not currently deductible for tax return purposes.

Management believes that the Company will have sufficient available carry-backs and future taxable income to make it more likely than not that the net deferred tax assets will be realized. Federal taxable income was approximately $376,154 and $833,995 for the years ended December 31, 2007 and 2006, respectively.

A reconciliation of income tax expense in the accompanying statements of income to the amount computed by applying the statutory Federal income tax rate of 35% to income before taxes is as follows:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Income taxes computed at the Federal statutory rate	$ 188,827	$ 337,040	$ 400,547
State income taxes, net of Federal income tax benefit	23,086	43,491	53,501
Other, net	(6,363)	(4,972)	(7,188)
	$ 205,550	$ 375,559	$ 446,860

The Company's effective tax rate in 2007, 2006 and 2005 was 38.1%, 39.0% and 39.0%, respectively. The lower effective tax rate in 2007 is primarily due to the favorable tax impact of the increased deduction for domestic production activities available to the Company under Internal Revenue Code Section 199, which was established by the American Jobs Creation Act of 2004.

The Company files a consolidated U.S. federal income tax return, as well as state and local tax returns in all jurisdictions where the Company maintains operations. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years prior to 2004.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* on January 1, 2007. As a result of the implementation of Interpretation 48, the Company did not recognize an increase or decrease in the liability for unrecognized tax benefits, and therefore, no adjustment was made to its balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(dollars in thousands, except per share data)

Balance at January 1, 2007	$ 52,077
Additions for tax positions for prior years	581
Additions based on tax positions related to the current year	6,631
Reductions for tax positions of prior years	(3,223)
Settlements	(404)
Balance at December 31, 2007	$ 55,662

If recognized, the total amount of unrecognized tax benefits that would affect the effective tax rate (on a net basis) is $36,383.

The Company recognizes interest related to unrecognized tax benefits in the income tax expense line. For the years ended December 31, 2007, 2006 and 2005 the Company accrued interest on unrecognized tax benefits in the amounts of $4,452, $4,540 and $2,034, respectively. For the years ended December 31, 2007 and 2006, the Company had a total of $16,969 and $12,709, respectively, of accrued interest on unrecognized tax benefits in its balance sheet. Based on its historical experience in dealing with various taxing authorities, the Company has found that it is the administrative practice of these authorities to not seek penalties from the Company for the tax positions it has taken on its returns, related to its unrecognized tax benefits. Therefore, the Company does not accrue penalties for the positions in which it has an unrecognized tax benefit. However, if such penalties were to be accrued, they would be recorded as a component of income tax expense.

The Company believes that within the next 12 months, it is reasonably possible that the unrecognized tax benefits will be reduced by approximately $3,300 due to statute expiration in various state jurisdictions. Furthermore, the Company is currently under audit by the states of New Jersey and North Carolina.

9. Stock Option, Profit Sharing and Deferred Compensation Plans

Stock Option Plans

NVR's stock option plans provide for the granting of stock options to certain key employees and Board members of the Company to purchase shares of common stock. The exercise price of options granted is equal to the market value of the Company's common stock on the date of grant. Options are granted for a ten-year term, and vest in separate tranches over periods of 6 to 9 years, depending upon the plan from which the shares were granted. For options granted prior to May 2005 and after November 2007, vesting is predicated solely on continued employment over a long-term vesting schedule ("service-only" options). For all options granted between May 2005 and October 2007 under all plans, option vesting is contingent first on the Company achieving an aggregate four-year diluted earnings per share target (see discussion of the EPS Target below), and if that target is met, then on continued employment over a period subsequent to the conclusion of the performance period ("performance condition" options). At December 31, 2007, there is an aggregate of 2,050,453 options outstanding, and an additional 486,726 options available to grant, under existing stock option plans.

The following is a summary description of each of the Company's stock option plans for any plan with options outstanding at December 31, 2007:

(dollars in thousands, except per share data)

- During 1996, the Company's shareholders approved the Board of Directors' adoption of the Management Long-Term Stock Option Plan (the "1996 Option Plan"). There are 2,000,000 non-qualified stock options ("Options") authorized under the Management Long Term Stock Option Plan. All Options were granted at an exercise price equal to the fair market value of the Company's Shares on the date of grant. The Options expire 10 years after the dates upon which they were granted, and vest annually in one-third increments beginning on December 31, 2000, or later depending on the date of grant.

- During 1999, the Company's shareholders approved the Board of Directors' adoption of the 1998 Management Long-Term Stock Option Plan (the "1998 Option Plan"). There are 1,000,000 Options authorized under the 1998 Option Plan. All Options were granted at an exercise price equal to the fair market value of the Company's Shares on the date of grant. The Options expire 10 years after the dates upon which they were granted. Options granted under the 1998 Option Plan prior to 2003 vest annually in one-third increments beginning on December 31, 2003, or later depending on the date of grant, with vesting contingent upon continued employment. Options granted after 2002 generally vest in 25% increments beginning on December 31, 2006, or later depending on the date of grant.

- During 1999, the Company's shareholders approved the Board of Directors' adoption of the 1998 Directors' Long Term Stock Option Plan (the "1998 Directors' Plan"). There were 150,000 Options to purchase shares of common stock authorized for grant to the Company's outside directors under the 1998 Directors' Plan. All Options are granted at an exercise price equal to the fair market value of the Company's Shares on the date of grant. The Options were granted for a 10-year period and vest annually in twenty-five percent (25%) increments beginning on either December 31, 2002 or December 31, 2006 (or later), as determined by the date of grant.

- During 2000, the Board approved the 2000 Broadly-Based Stock Option Plan (the "2000 Plan"). The Company did not seek approval from its shareholders for the 2000 Plan. There are 2,000,000 Options authorized under the 2000 Plan. All Options are granted at an exercise price equal to the fair market value of the Company's Shares on the date of grant. Grants under the 2000 Plan are available to both employees and members of the Board. The distribution of Options to key employees and members of the board, in aggregate, are limited to 50% or less of the total options authorized under the 2000 Plan. Options granted under the 2000 Plan will expire 10 years from the date of grant, and generally vest annually in 25% increments beginning on December 31, 2006, or later depending on the date of grant.

- During 2005, the Company's shareholders approved the Board of Directors' adoption of the 2005 Stock Option Plan (the "2005 Plan"). There are 500,000 Options authorized under the 2005 Plan. All Options under the Plan were granted at the fair market value underlying the Shares at the date of grant and are subject to two vesting conditions. The first vesting condition requires that the Company satisfy a performance target based on growth in earnings per share ("EPS Target") as of December 31, 2008. The EPS Target has been set at a level that reflects a growth rate in diluted earnings per share of ten percent per year for four years, based on NVR's 2004 diluted earnings per share of $66.42. The aggregate EPS Target is $339.00 per share, the measurement of which is based on the sum of the actual diluted earnings per share results for the four annual periods ending December 31, 2005 through 2008. All Options granted will be cancelled if the EPS Target is not met. Secondly, if the EPS Target is met, Options will vest in

(dollars in thousands, except per share data)

25% annual increments beginning December 31, 2010, or later, depending on the date of grant and based on continued employment.

Due to the continued earnings decline resulting from the deterioration in market conditions and NVR's expectation that market conditions will not improve in the near term, during 2007 the Company determined that it is improbable that it will achieve the EPS Target related to 410,557 outstanding stock options. Based on the Company's assessment that the EPS Target will not be met, it is expected that none of the contingently issuable options will vest. As a result, the Company reversed approximately $31,500 of pre-tax stock-based compensation costs recognized prior to the 2007 third quarter. The reversal of the stock-based compensation is included in the accompanying consolidated income statement, as follows: $28,450 is included in homebuilding selling, general and administrative expenses, $900 is included in homebuilding cost of sales, and $2,150 is included in mortgage banking general and administrative costs. It is improbable that any future stock-based compensation will be recognized for these options.

The following table provides additional information relative to NVR's stock option plans for the year ended December 31, 2007:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (Years)	Aggregate Intrinsic Value
Stock Options				
Outstanding at beginning of period	2,682,518	$ 299.81		
Granted	28,737	644.56		
Exercised	(404,815)	166.95		
Forfeited or expired	(255,987)	345.80		
Outstanding at end of period	2,050,453	$ 325.13	4.4	$ 407,774
Exercisable at end of period	725,870	$ 190.33	3.2	$ 242,201

To estimate the grant-date fair value of its stock options, the Company uses the Black-Scholes option-pricing model. The Black-Scholes model estimates the per share fair value of an option on its date of grant based on the following: the option's exercise price; the price of the underlying stock on the date of grant; the estimated dividend yield; a "risk-free" interest rate; the estimated option term; and the expected volatility. For the "risk-free" interest rate, the Company uses a U.S. Treasury Strip due in a number of years equal to the option's expected term. NVR has concluded that its historical exercise experience is the best estimate of future exercise patterns to determine an option's expected term. To estimate expected volatility, NVR analyzed the historic volatility of its common stock. The fair value of the options granted were estimated on the grant date using the Black-Scholes option-pricing model based on the following assumptions:

	2007	2006	2005
Estimated option life	8.87 years	8.72 years	8.82 years
Risk free interest rate (range)	4.41% - 5.09%	4.46% - 5.24%	3.84%
Expected volatility (range)	36.17% - 38.87%	32.01% - 34.00%	34.15%
Expected dividend rate	0.00%	0.00%	0.00%
Weighted average grant-date fair value per share of options granted	$ 351.10	$ 331.73	$ 370.03

Compensation cost for "service-only" option grants is recognized on a straight-line basis over the requisite service period for the entire award (from the date of grant through the period of the last separately vesting portion of the grant). Compensation cost for "performance condition" option grants is recognized on a straight-line basis over the requisite service period for each vesting tranche of the award

(dollars in thousands, except per share data)

as if the award was, in substance, multiple awards (graded vesting attribution method). Of the 2,050,453 options outstanding at December 31, 2007, 1,648,081 vest solely based on a service condition, and 402,372 vest based on a combined performance and service condition. Compensation cost is recognized within the income statement in the same expense line as the cash compensation paid to the respective employees. SFAS 123R also requires the Company to estimate forfeitures in calculating the expense related to stock-based compensation. NVR has concluded that its historical forfeiture rate is the best measure to estimate future forfeitures of granted stock options. The impact on compensation costs due to changes in the expected forfeiture rate will be recognized in the period that they become known.

As of December 31, 2007, the total unrecognized compensation cost for outstanding unvested "service-only" stock option awards equals approximately $79,000, net of estimated forfeitures, and the weighted-average period over which the unrecognized compensation will be recorded is equal to approximately 2.07 years.

The Company settles option exercises by issuing shares of treasury stock to option holders. Shares are relieved from the treasury account based on the weighted average cost of treasury shares acquired. During the years ended December 31, 2007, 2006 and 2005, options to purchase shares of the Company's common stock of 404,815; 370,510 and 318,199 were exercised. Information with respect to the exercised options is as follows:

	2007	2006	2005
Aggregate exercise proceeds	$ 67,583	$ 20,451	$ 16,726
Aggregate intrinsic value on exercise dates	$ 218,255	$ 241,693	$ 232,725

The Company has elected the alternative transition method pursuant to FASB Staff Position SFAS 123R-3 to establish the beginning balance of the additional paid-in capital pool available to absorb any future write-offs of deferred tax benefits associated with stock-based compensation.

On January 3, 2008, the Board's Compensation Committee approved the granting of 256,650 stock options to employees and 11,718 stock options to the Company's non-management Directors. The options granted to the employees will vest on December 31, 2010. The options granted to the Directors will vest ratably on December 31, 2010, 2011 and 2012.

Profit Sharing Plans

NVR has a trustee-administered, profit sharing retirement plan (the "Profit Sharing Plan") and an Employee Stock Ownership Plan ("ESOP") covering substantially all employees. The Profit Sharing Plan and the ESOP provide for annual discretionary contributions in amounts as determined by the NVR Board of Directors. The combined plan contribution for the years ended December 31, 2007, 2006 and 2005 was $8,799, $13,535 and $15,370, respectively. The ESOP purchased approximately 15,700 and 18,000 shares of NVR common stock in the open market for the 2007 and 2006 plan year contributions, respectively, using cash contributions provided by the Company. As of December 31, 2007, all shares held by the ESOP had been allocated to participants' accounts. The 2007 plan year contribution was funded and fully allocated to participants in February 2008.

Deferred Compensation Plans

The Company has two deferred compensation plans ("Deferred Comp Plan"). The specific purpose of the Deferred Comp Plan is to i) establish a vehicle whereby named executive officers may defer the receipt of salary and bonus that otherwise would be nondeductible for Company tax purposes into a period where the Company would realize a tax deduction for the amounts paid, and ii) to enable certain of our employees who are subject to the Company's stock holding requirements to acquire shares of our common stock on a pre-tax basis in order to more quickly meet, and maintain compliance with

(dollars in thousands, except per share data)

those stock holding requirements. Amounts deferred into the Deferred Comp Plan are invested in NVR common stock, held in a rabbi trust account, and are paid out in a fixed number of shares upon expiration of the deferral period.

The rabbi trust account held 516,085 and 547,911 shares of NVR common stock as of December 31, 2007 and 2006, respectively. During 2007, 32,096 shares of NVR common stock were issued from the rabbi trust related to deferred compensation for which the deferral period ended. There were 270 shares of NVR common stock contributed to the rabbi trust in 2007. Shares held by the Deferred Comp Plan are treated as outstanding shares in the Company's earnings per share calculation for each of the years ended December 31, 2007, 2006 and 2005.

10. Commitments and Contingent Liabilities

NVR is committed under multiple non-cancelable operating leases involving office space, model homes, manufacturing facilities, automobiles and equipment. Future minimum lease payments under these operating leases as of December 31, 2007 are as follows:

Year ended December 31,		
2008	$	26,660
2009		20,257
2010		12,811
2011		8,842
2012		6,453
Thereafter		24,841
	$	99,864

Total rent expense incurred under operating leases was approximately $51,091, $49,506 and $39,033 for the years ended December 31, 2007, 2006 and 2005, respectively.

NVR is not in the land development business. The Company purchases finished lots under fixed price purchase agreements, which require deposits, which may be forfeited if the Company fails to perform under the contract. The deposits are in the form of cash or letters of credit in varying amounts and represent a percentage, typically ranging up to 10%, of the aggregate purchase price of the finished lots. This lot acquisition strategy reduces the financial requirements and risks associated with direct land ownership and land development. The Company generally seeks to maintain control over a supply of lots believed to be suitable to meet its five-year business plan. At December 31, 2007, assuming that contractual development milestones are met, NVR is committed to placing additional forfeitable deposits with land developers under existing lot option contracts of approximately $67,000.

During the ordinary course of operating the mortgage banking and homebuilding businesses, NVR is required to enter into bond or letter of credit arrangements with local municipalities, government agencies, or land developers to collateralize its obligations under various contracts. NVR had $31,341 of contingent obligations under such agreements (including $17,199 for letters of credit as described in Note 6(a) herein) as of December 31, 2007. NVR believes it will fulfill its obligations under the related contracts and does not anticipate any material losses under these bonds or letters of credit.

The following table reflects the changes in the Company's warranty reserve for the following (see Note 1 herein for further discussion of warranty/product liability reserves):

(dollars in thousands, except per share data)

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Warranty reserve, beginning of year	$ 70,175	$ 60,112	$ 42,319
Provision	47,041	57,222	62,598
Payments	(46,932)	(47,159)	(44,805)
Warranty reserve, end of year	$ 70,284	$ 70,175	$ 60,112

On July 18, 2007, former employees filed lawsuits against the Company in the Court of Common Pleas in Allegheny County, Pennsylvania and Hamilton County, Ohio, in Superior Court in Durham County, North Carolina, and in the Circuit Court in Montgomery County, Maryland, and on July 19, 2007 in the Superior Court in New Jersey, alleging that the Company incorrectly classified its sales and marketing representatives as being exempt from overtime wages. These lawsuits are similar in nature to another lawsuit filed on October 29, 2004 by another former employee in the United States District Court for the Western District of New York. The complaints seek injunctive relief, an award of unpaid wages, including fringe benefits, liquidated damages equal to the overtime wages allegedly due and not paid, attorney and other fees and interest. The suits were filed as purported class actions. The class of individuals that any of the lawsuits purport to represent has not been certified. The Company intends to vigorously defend these actions, as the Company believes that its compensation practices in regard to sales and marketing representatives are entirely lawful. NVR's position is strongly supported by two letter rulings that the United States Department of Labor issued in January 2007, in accordance with the DOL's mandate to interpret federal wage and hour laws. The two courts to most recently consider similar claims against other homebuilders have adopted the DOL's position that sales and marketing representatives were properly classified as exempt from overtime wages. Because the company is unable to determine the likelihood of an unfavorable outcome of this case, or the amount of damages, if any, the Company has not recorded any associated liabilities in the accompanying consolidated balance sheet.

In 2006 and 2005, the Company received requests for information pursuant to Section 308(a) of the Clean Water Act (the "Act") from Regions 3 and 4 of the United States Environmental Protection Agency (the "EPA"). The requests sought information regarding our storm water management discharge practices in North Carolina, Pennsylvania, Maryland and Virginia during the homebuilding construction process. The Company has provided the EPA with information in response to each of its requests. Additionally, in 2005, the EPA notified us of alleged storm water management violations under the Act at a homebuilding site in Pennsylvania, and that the Company may potentially be subject to administrative fines of up to $157 for the alleged violations. The Company has completed our building activity at the homebuilding site alleged to be in violation. The Company cannot predict the outcome of the EPA's review of our storm water management practices. Further, it is not known at this time whether the EPA will seek to take legal action or impose penalties in connection with the alleged violation at the construction site in Pennsylvania, thus the Company has not recorded any associated liabilities in the accompanying consolidated balance sheet.

On April 16, 2007, a lawsuit was filed by one of our customers against the Company in the United States District Court for the Western District of Pennsylvania alleging that the Company violated Section 8 of the Real Estate Settlement and Protection Act. The complaint sought treble damages, interest, injunctive and declaratory relief, attorney fees and other expenses. The lawsuit was filed as a purported class action. In January 2008, the suit was settled for a nominal amount and dismissed in its entirety.

NVR and its subsidiaries are also involved in various other litigation arising in the ordinary course of business. In the opinion of management, and based on advice of legal counsel, this litigation is not expected to have a material adverse effect on the financial position or results of operations of NVR.

(dollars in thousands, except per share data)

11. Quarterly Results (unaudited)

The following table sets forth unaudited selected financial data and operating information on a quarterly basis for the years ended December 31, 2007 and 2006.

	Year Ended December 31, 2007			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenues-homebuilding operations	$ 1,405,466	$ 1,270,471	$ 1,297,140	$ 1,075,110
Gross profit – homebuilding operations	$ 181,153	$ 183,072	$ 235,203	$ 221,700
Mortgage banking fees	$ 21,931	$ 21,617	$ 19,528	$ 18,079
Net income	$ 67,274	$ 91,113	$ 90,747	$ 84,821
Diluted earnings per share	$ 11.72	$ 15.26	$ 14.14	$ 12.96
Contracts for sale, net of cancellations (units)	1,948	2,660	3,745	3,917
Settlements (units)	3,874	3,476	3,463	2,700
Backlog, end of period (units)	5,145	7,071	7,887	7,605
Loans closed	$ 867,106	$ 793,749	$ 849,430	$ 715,039

	Year Ended December 31, 2006			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenues-homebuilding operations	$ 1,600,733	$ 1,528,964	$ 1,722,797	$ 1,183,742
Gross profit – homebuilding operations	$ 303,361	$ 290,293	$ 418,614	$ 322,703
Mortgage banking fees	$ 26,397	$ 24,447	$ 26,131	$ 20,913
Net income	$ 135,167	$ 129,333	$ 190,352	$ 132,560
Diluted earnings per share	$ 20.86	$ 19.63	$ 28.08	$ 19.48
Contracts for sale, net of cancellations (units)	3,002	2,378	4,204	3,633
Settlements (units)	4,002	3,854	4,297	2,986
Backlog, end of period (units)	6,388	7,388	8,864	8,957
Loans closed	$ 1,071,286	$ 986,677	$ 1,123,461	$ 736,782

Exhibit 10.33

NVR, Inc.
Summary of the 2008 Named Executive Officer Annual Incentive Compensation Plan

The following is a description of NVR, Inc.'s ("NVR" or the "Company") 2008 annual incentive compensation plan (the "Bonus Plan"). The Bonus Plan is not set forth in a formal written document, and therefore NVR is providing this description of the plan pursuant to Item 601(b)(10)(iii) of Regulation S-K.

All of NVR's named executive officers; Paul C. Saville (President and Chief Executive Officer of NVR), William J. Inman (President of NVRM), Dennis M. Seremet (Senior Vice President, Chief Financial Officer and Treasurer of NVR) and Robert W. Henley (Vice President and Controller of NVR) participate in the Bonus Plan, with the exception of Mr. Dwight C. Schar, the executive Chairman, who requested that his bonus opportunity for 2008 be reduced to $0. The named executive officers can earn no more than 100% of their base salary as a bonus award.

Under the Bonus Plan, the annual bonus opportunity for Mr. Saville, Mr. Seremet and Mr. Henley for 2008 will be based 80% upon our consolidated pre-tax profit (before consolidated annual bonus and stock-based compensation expense but after all other charges) and 20% based on the number of new orders (net of cancellations) that we generate compared to the consolidated pre-tax profit and new orders within our 2008 annual business plan. Mssrs. Saville, Seremet and Henley begin to earn the consolidated pre-tax profit portion of their annual bonus award once the target is at least 80% attained. The full amount of the consolidated pre-tax profit portion of their annual bonus award is earned ratably from 80% up to 100% of the target attainment. Mssrs. Saville, Seremet and Henley begin to earn the new orders unit portion of their annual bonus award once the target is at least 85% attained. The full amount of the new orders unit portion of their annual bonus award is earned ratably from 85% up to 100% of the target attainment. Mr. Inman's annual bonus opportunity for 2008 is based 55% upon our mortgage banking operations pre-tax profit (before annual bonus expense, stock-based compensation expense and certain corporate overhead cost allocations), 25% upon return on invested capital in the mortgage operations and 20% based on our new orders (net of cancellations). Mr. Inman begins to earn the mortgage banking pre-tax profit and return on invested capital portions of his annual bonus award once the target is at least 80% attained. The full amount of the mortgage banking pre-tax profit and return on invested capital portions of his annual bonus award is earned ratably from 80% up to 100% of the target attainment. Mr. Inman begins to earn the new orders unit portion of his annual bonus award once the target is at least 85% attained. The full amount of the new orders unit portion of his annual bonus award is earned ratably from 85% up to 100% of the target attainment.

Exhibit 10.34

NVR, INC.
1998 DIRECTORS' LONG-TERM STOCK OPTION PLAN
STOCK OPTION AGREEMENT

THIS AGREEMENT is entered into as of _______, between NVR, Inc., a Virginia corporation (hereinafter "NVR"), and ___________, a non-employee director of NVR (the "Optionee").

Recitals:

WHEREAS, NVR has adopted the NVR, Inc. 1998 Directors' Long-Term Stock Option Plan (the "Plan") providing for the grant under certain circumstances of options (the "Options") exercisable for the purchase of shares of NVR Common Stock (the "Shares");

WHEREAS, NVR, under the terms and conditions set forth below, has offered and committed to grant an Option under the Plan to the Optionee in connection with the Optionee's service as a non-employee director of NVR; and

WHEREAS, in consideration of the grant of the Option and other benefits, the Optionee is willing to accept the Option provided for in this Agreement and is willing to abide by the obligations imposed on him or her under this Agreement and the other responsibilities of his or her position.

Provisions:

NOW, THEREFORE, in consideration of the mutual benefits hereinafter provided, and each intending to be legally bound, NVR and the Optionee hereby agree as follows:

1. **Acknowledgments of Optionee.** The Option granted under this Agreement is intended to provide to the Optionee an opportunity to purchase Shares. The Optionee provides service to NVR in the capacity of a non-employee director. The Optionee acknowledges that such position, the Option granted under this Agreement and the other benefits of his or her service in that capacity are being conferred upon the Optionee only because of and on the condition of the willingness of the Optionee to commit his or her best efforts and loyalty to NVR in the performance of the duties of that position.

2. **Effect of the Plan.** The Option to be granted under this Agreement will be subject to all of the terms and conditions of the Plan, which are incorporated by reference and made part of this Agreement. The Optionee will abide by, and the Option granted to the Optionee will be subject to, all of the provisions of the Plan and of this Agreement, together with all rules and determinations from time to time issued by the Committee established to administer the Plan and by the Board of Directors of NVR (hereinafter "Board") pursuant to the Plan.

3. **Grants.** The Optionee is hereby granted an option to purchase 1,302 Shares, with an Option Price of $_____ per Share.

4. **Exercise; Conditions to Exercise.**

(a) **Period of Exercise.** Subject to Section 4(g) below, the Option may be exercised in whole or in part with respect to vested grants at any time after vesting. No Option may be exercised after ten years from the date of grant. The Option may be exercised only with respect to whole Shares.

(b) **Vesting of Option**. On each of December 31, ____, ____ and ____, ____________ percent (______%) of the Options shall be exercisable in respect of the number of Shares initially subject to the Option. Subject to Section 4(g), the foregoing installments, to the extent not exercised, shall accumulate and be exercisable, in whole or in part, at any time and from time to time, after becoming exercisable and prior to the termination of the Option. For the avoidance of doubt and by way of example, if additional vesting occurs on December 31, 2010, the Options additionally vested on that date could not be exercised until the first business day of 2011, at which time the Optionee would not necessarily have to be a non-employee director in order to exercise the Options, subject to the earlier termination of the Option pursuant to Paragraph 5 of this Agreement.

(c) **Exercisability.** In the event of a termination of the Optionee's service as a non-employee director other than for "Cause" (as defined in Section 5), resulting from the Optionee's involuntary termination without "Cause" (as defined in Section 5), death, disability or retirement at normal retirement age, the Option shall become exercisable at the date of termination for an additional portion of the previously nonexercisable portion of the Option which would have been eligible to be exercised at the end of the year in which such termination occurs and the remaining unvested portion of the Option shall immediately terminate. In addition, if the Optionee's service is terminated because the Optionee (i) does not stand for reelection as a director, (ii) is asked not to stand for reelection as a director, or (iii) stands for reelection but is not reelected as a director, the Option shall become exercisable at the date of termination for an additional portion of the previously nonexercisable portion of the Option which the Optionee would have been eligible to exercise if the Optionee had continued to provide service to the company for the remainder of the calendar year in which his or her termination occurs and for one additional year thereafter and the remaining unvested portion of the Option shall immediately terminate.

(d) **Who May Exercise**. During the Optionee's lifetime, the Option rights may be exercised only by him or her.

(e) **Manner of Exercise**. Option rights may be exercised by the delivery of written notice from the Optionee to the Committee or the Committee's designee specifying the number of Shares then being exercised.

(f) **Payment of Exercise Price**. To exercise the Option, the Optionee must make full payment of the Option Price to NVR in any one or more of the following ways:

(i) in cash, including check, bank draft, or money order; and/or

(ii) by the assignment and delivery to NVR of Shares owned by the Optionee (or his estate) provided however, that such Shares have not been acquired pursuant to the exercise of an option within the last six months (unless the options were exercised following the death of the Optionee), are free and clear of all liens and encumbrances and have a fair market value (as determined by the closing price on the national securities exchange on which the Shares are listed on the day preceding the day of exercise or by any other method acceptable to the Committee in its absolute discretion) equal to the applicable Option Price less than any portion thereof paid in cash.

The Optionee also must reimburse NVR for the amount of all applicable withholding taxes at the rate required to be paid by NVR.

(g) **Restrictions on Exercise - Regulatory Matters**. The Option may not be exercised if such exercise would constitute a violation of any applicable Federal or state statute or regulation or if any required approval of a governmental authority having jurisdiction shall not have been secured. NVR agrees to use reasonable diligence to obtain all such requisite approvals or consents.

5. Termination of Option. If the Optionee ceases to be a non-employee director as a result of a termination for "Cause" (as defined in this paragraph), the Option shall terminate. A termination shall be for "Cause" in the event the Optionee ceases to be a non-employee director of NVR as a result of (i) conviction of a felony, or other crime involving moral turpitude; (ii) gross misconduct in connection with the performance of such Optionee's duties (which shall include a breach of such Optionee's fiduciary duty of loyalty); (iii) a willful violation of any criminal law involving a felony, including federal or state securities laws; or (iv) material breaches (following notice and an opportunity to cure) of any covenants by the Optionee contained in any agreement between the Optionee and NVR, including violations of the Company's Code of Ethics. In the event of a termination for "Cause", the unexercised Option shall terminate immediately.

In no event may the Option be exercised by the Optionee if he or she has violated any provision of this Agreement.

6. Adjustment Upon Changes in Shares. Adjustments specified in Section 7 relating to Shares or securities of the Corporation shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. No fractional shares or units of other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share or unit.

7. Effect Of Changes In Capitalization.

(a) **Changes in Shares.** If the outstanding Shares are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Corporation by reason of any recapitalization, reclassification, stock split-up, combination of stock, exchange of shares, stock dividend or other distribution payable on capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Corporation occurring after the date the Option is granted, the number and kind of shares for which the Option is outstanding shall be adjusted proportionately and appropriately , so that the proportionate interest of the Optionee immediately following such event shall, to the extent practicable, be the same as immediately prior to such event. Any such adjustment in the Option shall not change the aggregate Option Price payable with respect to shares subject to the unexercised portion of the Option but shall include a corresponding proportionate adjustment in the Option Price per share.

(b) **Reorganization in Which the Corporation Is the Surviving Entity.** Subject to Section 7(c) of this Section, if the Corporation shall be the surviving entity in any reorganization, merger or consolidation of the Corporation with one or more other entities, the Option shall pertain to and apply to the securities to which a holder of the number of shares subject to the Option would have been entitled immediately following such reorganization, merger or consolidation, with a corresponding proportionate adjustment of the Option Price per share so that the aggregate Option Price thereafter shall be the same as the aggregate Option Price of the shares remaining subject to the Option immediately prior to such reorganization, merger or consolidation.

(c) **Reorganization in Which the Corporation Is Not the Surviving Corporation or Sale of Assets or Shares.** Upon the dissolution or liquidation of the Corporation, or upon a merger, consolidation or reorganization of the Corporation with one or more other corporations in which the Corporation is not the surviving corporation, or upon a sale of substantially all of the assets of the Corporation to another corporation, or upon any transaction (including, without limitation, a merger or reorganization in which the Corporation is the surviving corporation) which results in any person or entity (or persons or entities acting as a group or in concert) owning 20 percent or more of the combined voting power of all classes of stock of the Corporation, or upon any person commencing a tender or exchange offer or entering into an agreement or receiving an option to acquire beneficial ownership of 20 percent or more of the total number of voting shares of the Corporation, all Options outstanding hereunder shall fully vest. In the event of any such change of control, sale of assets or other corporate transaction (a "Transaction"), each individual holding an Option shall have the right (i) immediately prior to the occurrence of such Transaction and (ii) during such period occurring prior to such Transaction as the Administrator in its sole discretion shall designate, to exercise such Option in whole or in part, whether or not such Option was otherwise exercisable at the time such Transaction occurs and without regard to any installment limitation on exercise imposed pursuant to Section 4(b) above, but with regard to the limitation on exercise imposed pursuant to Section 4(g) above. The Administrator shall send written notice of an event that will result in such an exercise period to all individuals who hold Options not later than the time at which the Corporation gives notice thereof to its stockholders.

8. **Nonassignability.** The options may not be transferred in any manner otherwise than by will or the laws of descent and distribution.

9. **Rights as a Holder of Shares.** An Optionee or a transferee of an Option shall have no rights as a Shareholder with respect to any Shares covered by his or her Option until the date on which payment is made by him or her, and accepted by the Company, for such Shares. No adjustment shall be made for distributions for which the record date is prior to the date such payment is made and accepted.

10. **Disclaimer of Rights.** No provision in this Agreement shall be construed to confer upon the Optionee the right to continue as a director of NVR.

11. **Notices.** Notices regarding the exercise of Options must be in writing, addressed and delivered or mailed to: NVR, Inc., Plaza America Tower I, 11700 Plaza America Drive, Suite 500, Reston, VA 20190, Attn: Assistant Treasurer. All other notices to NVR must be in writing, addressed and delivered or mailed to: NVR, Inc., Plaza America Tower I, 11700 Plaza America Drive, Suite 500, Reston, VA 20190, Attn: Sr. Vice President, Human Resources. All notices to the Optionee must be in writing addressed and delivered or mailed to him or her at the address shown on the records of NVR.

12. **Governing Law.** This Agreement and all determinations made and actions taken pursuant thereto, shall be governed under the laws of the Commonwealth of Virginia.

13. **Severability.** If any part of this Agreement shall be determined to be invalid or unenforceable, such part shall be ineffective only to the extent of such invalidity or unenforceability, without affecting the remaining portions hereof.

14. **Amendment, Suspension or Termination of Plan.** The Company may from time to time amend, suspend or, at any time, terminate the Plan or modify this option agreement with the consent of the Optionee. An amendment, suspension or termination of the Plan shall not without the consent of the Optionee, reduce or impair any rights or obligations under this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

NVR, INC.

By:________________________

Its: ________________________

____

OPTIONEE

EXHIBIT 21

NVR, Inc. Subsidiaries

Name of Subsidiary	State of Incorporation or Organization
NVR Mortgage Finance, Inc.	Virginia
NVR Settlement Services, Inc.	Pennsylvania
RVN, Inc.	Delaware
NVR Services, Inc.	Delaware
NVR Funding II, Inc.	Delaware
NVR Funding III, Inc.	Delaware

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NVR, Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-69754) on Form S-8 (for the NVR, Inc. Directors' Long-Term Incentive Plan), the registration statement (No. 33-69756) on Form S-8 (for the NVR, Inc. Management Equity Incentive Plan), the registration statement (No. 33-69758) on Form S-8 (for the NVR, Inc. Equity Purchase Plan), the registration statement (No. 33-87478) on Form S-8 (for the NVR, Inc. 1994 Management Equity Incentive Plan), the registration statement (No. 333-04975) on Form S-8 (for the NVR, Inc. Management Long-Term Stock Option Plan), the registration statement (No. 333-29241) on Form S-8 (for the Profit Sharing Plan of NVR, Inc. and Affiliated Companies), the registration statement (No. 333-04989) on Form S-8 (for the NVR, Inc. Directors' Long-Term Stock Option Plan), the registration statement (No. 333-44515) on Form S-3 (for a universal shelf registration for senior or subordinated debt in an amount up to $400 million), the amended registration statement (No. 333-44515) on Form S-3A (for a universal shelf registration for senior or subordinated debt in an amount up to $400 million), the registration statement (No. 333-79949) on Form S-8 (for the NVR, Inc. 1998 Directors' Long-Term Stock Option Plan), the registration statement (No. 333-79951) on Form S-8 (for the NVR, Inc. 1998 Management Stock Option Plan), the registration statement (No. 333-56732) on Form S-8 (for the NVR, Inc. 2000 Broadly-Based Stock Option Plan), the registration statement (No. 333-82756) on Form S-8 (for the Profit Sharing Plan of NVR, Inc. and Affiliated Companies), the registration statement (No. 333-115936) on Form S-3 (for a universal shelf registration for senior or subordinated debt, common shares, preferred shares, depositary shares representing preferred shares and warrants in an amount up to $1 billion), the registration statement (No. 333-125135) on Form S-8 (for the NVR, Inc. 2005 Stock Option Plan) of our reports dated February 22, 2008 with respect to the consolidated balance sheets of NVR, Inc. and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of NVR, Inc.

Our report refers to the adoption of SFAS 123(R), "Share-Based Payment."

KPMG LLP

McLean, Virginia
February 22, 2008

EXHIBIT 31.1

SARBANES-OXLEY ACT SECTION 302 CERTIFICATIONS

I, Paul C. Saville, certify that:

1. I have reviewed this report on Form 10-K of NVR, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2008

By: /s/ Paul C. Saville
Paul C. Saville
President and Chief Executive Officer

EXHIBIT 31.2

SARBANES-OXLEY ACT SECTION 302 CERTIFICATIONS

I, Dennis M. Seremet, certify that:

1. I have reviewed this report on Form 10-K of NVR, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2008

By: /s/ Dennis M. Seremet
Dennis M. Seremet
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT 32

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of NVR, Inc. for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of NVR, Inc., hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of NVR, Inc.

Date: February 22, 2008

By: /s/ Paul C. Saville
Paul C. Saville
President and Chief Executive Officer

By: /s/ Dennis M. Seremet
Dennis M. Seremet
Senior Vice President, Chief Financial Officer and Treasurer



NVR, INC.
11700 Plaza America Drive
Reston, VA 20190

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on Tuesday, May 6, 2008
11:30 A.M. Eastern Standard Time

NVR, Inc. will hold its Annual Meeting of Shareholders at 11:30 A.M. (Eastern Standard Time) on Tuesday, May 6, 2008. We will hold the meeting at our corporate headquarters located at 11700 Plaza America Dr., Suite 500, Reston, Virginia, 20190.

We are holding the meeting for the following purposes:

1. To elect three nominees for director to serve three year terms and until their successors are duly elected and qualified;

2. To ratify the appointment of the accounting firm of KPMG LLP as our independent auditor for the year ending December 31, 2008; and

3. To transact other business that may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

The above items are fully described within the proxy statement, which is part of this notice. We have not received notice of any other matters that may properly be presented at the meeting.

Only shareholders of record at the close of business on March 3, 2008 will be entitled to vote at the meeting. Whether or not you plan to attend the meeting, you are urged to date and sign the enclosed proxy card and return it promptly in the accompanying envelope. You are invited to attend the meeting in person. If you do attend the meeting, you may withdraw your proxy and vote in person.

By order of the Board of Directors,

James M. Sack
Secretary and General Counsel

March 21, 2008

NVR, INC.

11700 Plaza America Drive
Suite 500
Reston, VA 20190

PROXY STATEMENT

This Proxy Statement, Proxy Card and the Annual Report for the year ended December 31, 2007 are being mailed to our shareholders on or about March 24, 2008 in connection with the solicitation on behalf of the Board of Directors of NVR, Inc., a Virginia corporation, of proxies for use at our Annual Meeting of Shareholders. The Annual Meeting will be held on Tuesday, May 6, 2008, at our corporate headquarters located at 11700 Plaza America Dr., Suite 500, Reston, Virginia, 20190, at 11:30 A.M., Eastern Standard Time, and at any and all postponements and adjournments thereof. Shareholders should contact NVR's Investor Relations Department at the forgoing address to obtain directions to be able to attend the Annual Meeting in person.

We bear the cost of proxy solicitation, including expenses in connection with preparing, assembling and mailing the proxy solicitation materials and all papers accompanying them. We may reimburse brokers or persons holding shares in their names or in the names of their nominees for their expenses in sending proxies and proxy material to beneficial owners. In addition to solicitation by mail, certain of our officers, directors and regular employees, who will receive no extra compensation for their services, may solicit proxies by telephone, facsimile transmission, internet or personally. We have retained Georgeson Inc. to assist in the solicitation of brokers, bank nominees and institutional holders for a fee of approximately $4,000 plus out-of-pocket expenses.

All voting rights are vested exclusively in the holders of our common stock, par value $.01 per share (the "Common Stock"). Only shareholders of record as of the close of business on March 3, 2008 (the "Record Date") are entitled to receive notice of and to vote at the Annual Meeting. Shareholders include holders (the "Participants") owning stock in our Profit Sharing Trust Plan and Employee Stock Ownership Plan (the "Plans").

The accompanying proxy card should be used to instruct the person named as the proxy to vote the shareholder's shares in accordance with the shareholder's directions. The persons named in the accompanying proxy card will vote shares of Common Stock represented by all valid proxies in accordance with the instructions contained thereon. In the absence of instructions, shares represented by properly executed proxies will be voted **FOR** the election of those three persons designated hereinafter as nominees for Class III of our directors, **FOR** the ratification of KPMG LLP as our Independent Auditor for 2008, and in the discretion of the named proxies with respect to any other matters presented at the Annual Meeting.

With respect to the tabulation of proxies, for the election of directors and the ratification of the appointment of KPMG LLP as our independent auditor, abstentions and broker non-votes are counted for the purpose of establishing a quorum, but are not counted in the number of votes cast and will have no effect on the result of the vote.

Any shareholder may revoke his or her proxy at any time prior to its use by 1) filing with our Secretary, at 11700 Plaza America Drive, Suite 500, Reston, Virginia 20190, written notice of revocation, 2) duly executing a proxy bearing a later date than the date of the previously duly executed proxy, or 3) by attending the Annual Meeting and voting in person. Execution of the enclosed proxy will not affect your right to vote in person if you should later decide to attend the Annual Meeting.

The proxy card also should be used by Participants to instruct the trustee of the Plans how to vote shares of Common Stock held on their behalf. The trustee is required under the applicable trust agreement to establish procedures to ensure that the instructions received from Participants are held in confidence and not divulged, released or otherwise utilized in a manner that might influence the Participants' free exercise of their voting rights. Proxy cards representing shares held by Participants must be returned to the tabulator by May 1, 2008 using the enclosed return envelope and should not be returned to us. If shares are owned through the Plans and the Participant does not submit voting instructions by May 1, 2008, the trustee of the Plans will vote such shares in the same proportion as the voting instructions received from the other Participants. Participants who wish to revoke a proxy card will need to contact the trustee and follow its instructions.

As of the Record Date, we had a total of 5,261,961 shares of Common Stock outstanding, each share of which is entitled to one vote. The presence, either in person or by proxy, of persons entitled to vote a majority of the outstanding Common Stock is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Under our Restated Articles of Incorporation and Bylaws, holders of Common Stock are not entitled to vote such shares on a cumulative basis, including with respect to the voting for directors.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 6, 2008:

This Proxy Statement and our Annual Report for the year ended December 31, 2007 are available at www.edocumentview.com/nvr.

ELECTION OF DIRECTORS
(Proposal 1)

Our Board of Directors, or the "Board," is divided into three classes, the classes being as equal in number as possible. At the 2008 Annual Meeting, the following persons constituting Class III of the directors have been nominated by the Board of Directors to be elected to hold office for a three year term and until their successors are duly elected and qualified:

Dwight C. Schar
Robert C. Butler
C. E. Andrews

Our Restated Articles of Incorporation state that the number of directors on our Board will be no less than seven and no more than thirteen, as established from time to time by Board resolution. Currently, our Board has established the size of the Board as ten.

Mr. Schar and Mr. Butler are current directors standing for reelection. Mr. Andrews is standing for election by our shareholders for the first time. Mr. Schar, NVR's Chairman, recommended Mr. Andrews to the Nominating Committee for consideration as a director. Each nominee has consented to serve as one of our directors if elected. Our Board of Directors has affirmatively determined that each of our Board of Directors' proposed nominees is independent, with the exception of Mr. Schar who is NVR's Executive Chairman. Our Board does not contemplate that any of its proposed nominees listed above will become unavailable for any reason, but if any such unavailability should occur before the Annual Meeting, proxies may be voted for another nominee selected by the Board of Directors.

Vote Required

Each director shall be elected by a majority of the votes cast by the shares entitled to vote in the election at the Annual Meeting, assuming that a quorum is present. A majority of the votes cast means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director. Unless marked otherwise, proxies received will be voted **FOR** the election of each of the three nominees named above. Shareholders may abstain from voting for any particular nominee by so indicating in the space provided on the attached proxy card. An abstention will not be counted as a vote cast "for" or "against" a director's election.

Pursuant to our Corporate Governance Guidelines, the Board expects a director to tender his or her resignation if he or she fails to receive the required number of votes for re-election. The Board shall nominate for election or re-election as director only candidates who agree to tender their resignation if they fail to receive the required number of votes for re-election. In addition, the Board shall fill director vacancies and new directorships only with candidates who agree to tender their resignation if they fail to receive the required number of votes for re-election.

The Nominating Committee shall promptly consider the resignation offer of any such director and recommend to the Board whether to accept the tendered resignation or reject it. The Board shall take action with respect to the Nominating Committee's recommendation no later than 90 days following the submission of any such resignation offer.

Following the Board's action regarding the Nominating Committee's recommendation, the Company shall promptly file a Current Report on Form 8-K with the Securities and Exchange

Commission which shall detail the Board's decision regarding a tendered resignation. This disclosure shall include an explanation of the process by which the Board's decision was reached and the reasons for the Board's decision.

To the extent that one or more directors' resignations are accepted by the Board, the Nominating Committee will recommend to the Board whether to fill such vacancy or vacancies or to reduce the size of the Board.

The Board expects that any director who tenders his or her resignation pursuant to this Policy will not participate in the Nominating Committee recommendation or Board action regarding whether to accept or reject the tendered resignation. If, however, a majority of the members of the Nominating Committee fails to receive the required number of votes for re-election in the election, the independent directors who did not fail to receive the required number of votes for re-election in the election shall form a committee amongst themselves for the purposes of evaluating the tendered resignations and recommending to the Board whether to accept or reject them.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" ALL OF THE FOREGOING NOMINEES AS DIRECTORS OF NVR.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

We are committed to having sound corporate governance principles and practices. Having and acting on that commitment is essential to running our business efficiently and to maintaining our integrity in the marketplace. Our primary corporate governance documents, including our Corporate Governance Guidelines, Code of Ethics and all of our Board of Directors' committee charters, are available to the public on our internet website at http://www.nvrinc.com. This material is also available in print to any shareholder who makes a request in writing to the Company at the following address: NVR, Inc., Investor Relations, 11700 Plaza America Drive, Suite 500, Reston, VA 20190.

Board Structure and Committee Composition

Our Restated Articles of Incorporation state that the number of directors on our Board will be no less than seven and no more than thirteen, as established from time to time by Board resolution. As of the date of this Proxy Statement, the Board has ten members.

Dwight C. Schar, our executive chairman, leads our Board, which meets at least quarterly. In addition, our Corporate Governance Guidelines require that each year our Board name an independent lead director to chair meetings of our independent directors. The independent directors of our Board meet as a group at least annually. Our independent lead director position rotates annually between the Audit, Compensation, Corporate Governance and Nominating Committee chairmen. David A. Preiser, the Chairman of our Nominating Committee, served as our independent lead director for calendar year 2007. Manuel H. Johnson, the Chairman of our Audit Committee, assumed the independent lead director role for the 2008 calendar year.

Our Board has the following six committees: Audit, Compensation, Corporate Governance, Executive, Nominating, and Qualified Legal Compliance. Each committee, other than the Executive Committee, meets at least annually to review its Committee Charter. During 2007, the full Board of Directors met ten times, the Audit Committee met six times, the Compensation Committee met five times, the Nominating Committee met three times, the Corporate Governance Committee met twice, and the Qualified Legal Compliance Committee met once. The Executive Committee did not meet during 2007. Our independent directors met once during 2007 in executive session without the presence of non-independent directors and management. Each of our Board members attended at least 75% of our Board meetings and their respective Committee meetings during 2007. Further, each of our Board members and each then-standing director attended the 2007 annual meeting of shareholders. Our Board requires that our Board members attend each Board and Committee meeting in person. Our Board of Directors further requires that all current Board members and all nominees for election to our Board of Directors put forth in our proxy statement by our Board attend in person our annual meeting of shareholders, unless personal circumstances affecting such Board member or director nominee make such attendance impractical or inappropriate.

Board Member Information

The following sets forth certain pertinent information with respect to our current directors, including the nominees listed above.

Name	Age	Year First Elected or Appointed/ Term Expires
Dwight C. Schar (3*)	66	1993/2008
C. E. Andrews	56	N/A
C. Scott Bartlett, Jr. (1) (4) (6)	75	1993/2009
Robert C. Butler (1) (4) (5*) (6)	77	2002/2008
Timothy M. Donahue (2) (4)	59	2006/2009
Manuel H. Johnson (1*) (2) (5) (6*)(**)	59	1993/2010
William A. Moran (3)	61	1993/2009
David A. Preiser (2) (4*) (5)	51	1993/2010
George E. Slye (1) (3) (6)	77	1993/2008
John M. Toups (2*) (3) (5)	82	1993/2010
Paul W. Whetsell (2)(5)	57	2007/2010

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Executive Committee
(4) Member of Nominating Committee
(5) Member of Corporate Governance Committee
(6) Member of Qualified Legal Compliance Committee
(*) Chairperson
(**) Independent Lead Director

Dwight C. Schar has been Chairman of the Board since September 30, 1993. Mr. Schar served as the President and Chief Executive Officer of NVR from September 30, 1993 through June 30, 2005. Mr. Schar is also a director of Six Flags, Inc.

C. E. Andrews is being nominated for his first term as a director with NVR. Mr. Andrews is currently the president of SLM Corporation (Sallie Mae). He joined Sallie Mae in 2003 as the executive vice president of accounting and risk management, and held the title of chief financial officer from 2006 to 2007. Prior to joining Sallie Mae, Mr. Andrews spent approximately 30 years at Arthur Andersen. He served as managing partner for Arthur Andersen's mid-Atlantic region, and was promoted to global managing partner for audit and advisory services in 2002. Mr. Andrews serves on the boards of Junior Achievement (Chair), The Greater Washington Board of Trade, Inova Health Systems Foundation and Six

Flags. Inc., where he is the Chair of the Audit Committee. He is also a member of the Advisory Boards of the R.B. Pamplin College of Business and Accounting Department at Virginia Tech.

C. Scott Bartlett, Jr. has been a director since September 30, 1993. Mr. Bartlett retired as an Executive Vice President of National Westminster Bank USA, now Bank of America, Inc., in 1990. Mr. Bartlett is also a director of Abraxas Petroleum Corporation where he serves as the chairman of the audit committee and serves on the nominating committee.

Robert C. Butler has been a director since May 1, 2002. Prior to his retirement, Mr. Butler served as Senior Vice President and Chief Financial Officer of Celgene Corporation from 1996 through 1998. Previously, Mr. Butler served as Chief Financial Officer of International Paper Co. In addition, Mr. Butler was the Chairman of the Financial Accounting Standards Advisory Council from 1997 through 2001. Mr. Butler is a director of Studio One Networks, Inc. He also serves on the Board of Trustees of COPE Center, Inc., a non-profit social services agency in New Jersey.

Timothy M. Donahue has been a director since January 1, 2006. Prior to his retirement, Mr. Donahue was Executive Chairman of Sprint Nextel Corporation from August 2005 to December 2006. He previously served as president and chief executive officer of Nextel Communications, Inc. He began his career with Nextel in January 1996 as president and chief operating officer. Before joining Nextel, Mr. Donahue served as northeast regional president for AT&T Wireless Services operations from 1991 to 1996. Prior to that, he served as president for McCaw Cellular's paging division in 1986 and was named McCaw's president for the U.S. central region in 1989. He is also a director of Eastman Kodak, Covidien Limited, and Tyco International LTD.

Manuel H. Johnson has been a director since September 30, 1993. Dr. Johnson has been co-chairman and senior partner in Johnson Smick International, Inc., an international financial policy-consulting firm, since 1990. From August 1, 1997 until December 2003, Dr. Johnson was the chairman of the Board of Trustees and president of the Financial Accounting Foundation, which oversees the Financial Accounting Standards Board. Also during 1997, Dr. Johnson was named a member of the Independence Standards Board (which was dissolved on July 31, 2001), formed jointly by the Securities and Exchange Commission and the American Institute of Certified Public Accountants. Dr. Johnson is a founder and co-chairman of the Group of Seven Council, an international commission supporting economic cooperation among the major industrial nations. He is a director of Morgan Stanley Funds and Evergreen Energy, Inc.

William A. Moran has been a director since September 30, 1993. Mr. Moran has been the chairman of Elm Street Development, Inc. ("Elm Street") since 1996. Mr. Moran is currently a director and shareholder of Craftmark, Inc., a homebuilder in Virginia, Maryland, Pennsylvania and Delaware and Craftstar, Inc., which develops, invests in and periodically sells apartments, condominiums, single family homes and townhomes in Virginia and Maryland. Mr. Moran is also a director and shareholder of ESD, Inc.

David A. Preiser has been a director since September 30, 1993. Mr. Preiser has been a senior managing director and a member of the Board of Directors (now an advisory member) of the investment banking firm of Houlihan Lokey Howard & Zukin ("Houlihan Lokey") since 2001. Prior to that date, Mr. Preiser was a managing director of Houlihan Lokey. Since January 1, 2005, Mr. Preiser has served as Chairman of Houlihan Lokey Howard and Zukin – Europe, pursuant to which he leads Houlihan Lokey's European investment banking activities. Additionally, Mr. Preiser continues to hold the position of managing partner of Sunrise Capital Partners L.P., a distressed private equity fund affiliated with Houlihan Lokey since 1998, the investment strategy of which is to invest in bankrupt companies and turn-around situations. From 1990, Mr. Preiser had been active in coordinating Houlihan Lokey's real estate and financial restructuring activities as a managing director. Mr. Preiser is also a director of Jos. A. Bank Clothiers, Inc., Akrion, Inc., and AIT Holding Company, LLC.

George E. Slye has been a director since September 30, 1993. Mr. Slye's term as a director expires at the 2008 Annual Meeting and he is not standing for reelection.

John M. Toups has been a director since September 30, 1993. Prior to his retirement, Mr. Toups held various management positions with Planning Research Corporation from 1970 through 1987, for which he was chief executive officer from 1978 to 1987 and chairman from 1982 to 1987. He is also a director of Halifax Corporation, GTSI, Inc., Dewberry & Davis and Willdan Group, Inc.

Paul W. Whetsell has been a director since March 1, 2007. Mr. Whetsell has been the chairman of the board of Interstate Hotels and Resorts, Inc. ("Interstate") since August 1998 and the president and chief executive officer of Capstar Hotel Company since 2006. From August 1998 until October 2003, he also served as the chief executive officer of Interstate and its predecessor. From August 1998 until May 2006, Mr. Whetsell served as the chairman and chief executive officer of Meristar Hospitality Corporation.

Board Independence

Our Board has established Director independence standards to assist us in determining director independence, the standards of which meet the independence requirements of the New York Stock Exchange's ("NYSE") corporate governance listing standards (our common stock is listed on the NYSE). Our independence standards are included within our Corporate Governance Guidelines, which are available on our website at http://www.nvrinc.com, and as mentioned above, are available in print to any shareholder upon written request. Our Board considers all relevant facts and circumstances in making an independence determination. As required by the rules of the NYSE, to be considered "independent" under our independence standards, a director must be determined, by a resolution of our Board, to have no material relationship with us (other than as a director) directly or indirectly.

Our Board has affirmatively determined that Mssrs. Andrews, Bartlett, Butler, Donahue, Johnson, Preiser, Toups, Slye and Whetsell are independent pursuant to our independent standards and, other than Mr. Andrews and Toups, have no relationship, material or otherwise, with us, directly or indirectly. Mr. Schar, our Executive Chairman, and Mr. Moran, an existing director who controls a company from which we acquire a small portion of our finished lots upon which to build our homes, have been determined by our Board not to be "independent."

When our Board met to analyze the independence of its members, it analyzed two transactions that it considered immaterial to the independence of the director involved:

- Mr. Toups is a director of Dewberry & Davis ("Dewberry"), a privately held professional services firm that provides engineering, surveying and environmental sciences services. Previously, the independent members of our Board (with Mr. Toups abstaining) authorized us to obtain services in the ordinary course of business from Dewberry, the services of which included engineering and surveying of certain finished lots upon which we build our homes. We obtained services from Dewberry during 2007.

- Mr. Andrews is a director of Six Flags, Inc. ("Six Flags"), a publicly traded amusement park company. Previously, the independent members of our Board authorized us to incur services in the ordinary course of business from Six Flags. In 2007, we paid Six Flags $20,000 for such services.

Board Committees

Audit Committee

We have a separately designated standing Audit Committee comprised of four members, each of whom satisfies the independence standards specified above and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 ("1934 Act"). All current members of our Audit Committee are financially literate and are able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement. Our Board has determined that Manuel H. Johnson, our current Audit Committee Chairman, qualifies as an audit committee financial expert as defined within Section 229-401(h) of the 1934 Act. This designation does not impose on Mr. Johnson any duties, obligations or liability that are any greater than are generally imposed on him as a member of our Audit Committee and our Board, and his designation as an audit committee financial expert pursuant to this Securities and Exchange Commission ("SEC") requirement does not affect the duties, obligations or liability of any other member of our Audit Committee or our Board.

Our Audit Committee operates pursuant to a charter adopted by our Board that is available at http://www.nvrinc.com, and which is available in print to any shareholder upon written request. As enumerated in the Charter, our Audit Committee was established to assist our Board's oversight of (1) the integrity of our accounting and financial reporting processes, (2) our compliance with legal and regulatory requirements, (3) our independent external auditor's qualifications and independence, and (4) the performance of our internal audit function and of our independent external auditors. Among other things, our Audit Committee prepares the Audit Committee Report for inclusion in our proxy statement; annually reviews our Audit Committee Charter and the Audit Committee's performance; appoints, evaluates and determines the compensation of our independent external auditors; maintains written procedures for the receipt, retention and treatment of complaints on accounting, internal accounting controls or auditing matters, as well as for the confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters; reviews substantiated complaints received from internal and external sources regarding accounting, internal accounting controls or auditing matters; and reviews reports from management regarding significant accounting, internal accounting controls, auditing, legal and regulatory matters. Our Audit Committee has the authority and available funding to engage any independent legal counsel and any accounting or other expert advisors, as our Audit Committee deems necessary to carry out its duties.

Compensation Committee

We have a separately designated standing Compensation Committee comprised of five members, each of whom satisfies our independence standards specified above. Our Compensation Committee operates pursuant to a charter adopted by our Board that is available at http://www.nvrinc.com, and which is available in print to any shareholder upon written request.

Description of Duties

Among other things, our Compensation Committee (1) reviews and determines all compensation of our Executive Chairman and our Chief Executive Officer ("CEO") and, based in part on the recommendation of the Executive Chairman and the CEO, of all of our other executive officers; (2) periodically reviews and makes recommendations to the Board with respect to the compensation of our directors; (3) administers and interprets incentive compensation and stock option plans for our employees (except as otherwise described below); (4) assists in preparing the Compensation Discussion and Analysis and prepares our Compensation Committee Report for inclusion in our annual meeting proxy statement in accordance with applicable rules and regulations of the SEC; (5) makes recommendations to our Board about succession planning for our CEO, and in conjunction with the CEO, also considers succession planning for other of our key positions; (6) reviews and approves any employment agreements, or amendments thereto, with our Executive Chairman, CEO and other applicable executive officers; and (7) annually reviews our Compensation Committee Charter and the Compensation Committee's performance.

The Compensation Committee charter provides that the Committee may delegate its authority to one or more members of the Committee. Any person to whom authority is delegated must report any actions taken by him or her to the full Committee at its next regularly scheduled meeting. During 2007, the Compensation Committee did not delegate any of its authority to any individual member(s) of the Committee.

The Committee's charter also provides that the Compensation Committee may delegate to a senior executive officer of NVR the authority to grant options to non-executive employees, within limits prescribed by the full Board of Directors. Any options granted by a senior executive officer pursuant to delegated authority must be reported to the Compensation Committee at its next regularly scheduled meeting. Our Compensation Committee, by resolution, delegated authority to either Mr. Schar or Mr. Saville, and the Senior Vice President of Human Resources, jointly, to grant options to new and existing employees below the executive officer rank during 2007. The Senior Vice President of Human Resources was required to report any options granted pursuant to this delegated authority to the Compensation Committee at their next scheduled meeting after the delegated authority was exercised. We do not have a program, plan or practice in place to grant options in coordination with the release of material non-public information.

For a discussion of the role of Mr. Schar and Mr. Saville in recommending the amount or form of compensation paid to our named executive officers during 2007, see the Compensation Discussion and Analysis below.

Compensation Consultants

Pursuant to its charter, the Compensation Committee has the sole authority and available funding to obtain advice and assistance from compensation consultants, as well as internal or outside legal, accounting or other expert advisors, that it determines necessary to carry out its duties. We do not engage compensation consultants to set executive officer compensation each year. Rather, we engage consultants on an as needed basis as determined by our Compensation Committee. In 2007, we engaged Hewitt Associates to assist us in formulating the terms and structure of a long term incentive plan for adoption in 2008. Other than this assistance, Hewitt did not determine or recommend the amount or form of executive compensation during 2007.

Compensation Committee Interlocks and Insider Participation

During 2007, our compensation committee was comprised of Mr. Toups, Mr. Donahue, Mr. Johnson, Mr. Preiser and Mr. Whetsell, all of who are independent directors. None of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or our Compensation Committee; accordingly, there were no interlocks with other companies within the meaning of the SEC's proxy rules during 2007.

Nominating Committee

We have a separately designated standing Nominating Committee comprised of four members, each of whom satisfies our independence standards specified above. The Nominating Committee operates pursuant to a charter adopted by the Board that is available at http://www.nvrinc.com, and which is available in print to any shareholder upon request.

Among other things, the Nominating Committee (1) identifies individuals qualified to become Board members; (2) recommends that our Board select the director nominees for the next annual meeting of shareholders; (3) recommends to our Board names of individuals to fill any vacancies on our Board that arise between annual meetings of shareholders; (4) considers from time to time our Board committee structure and makeup; and (5) annually reviews our Nominating Committee Charter and the Nominating Committee's performance. Our Nominating Committee also has the sole authority and appropriate funding to obtain advice and assistance from executive search firms, and internal or outside legal, accounting or other expert advisors that it determines necessary to carry out its duties.

Attached as Appendix A are our Policies and Procedures for the Consideration of Board of Directors Candidates, including nominations submitted by our security holders. This material is also available at http://www.nvrinc.com. These policies and procedures include minimum qualifications for director nominees and the process for identifying and evaluating director nominees.

Corporate Governance Committee

We have a separately designated standing Corporate Governance Committee comprised of five members, each of whom satisfies our independence standards specified above. The Corporate Governance Committee operates pursuant to a charter adopted by our Board that is available at http://www.nvrinc.com. Our Corporate Governance Guidelines are also available at http://www.nvrinc.com. Each of these documents is available in print to any shareholder upon written request.

Among other things, the Corporate Governance Committee (1) develops and recommends to our Board a set of corporate governance principles; (2) annually reviews and assesses the adequacy of our Corporate Governance Guidelines, including ensuring that they reflect best practices where appropriate; and (3) annually reviews our Corporate Governance Committee Charter and the Corporate Governance Committee's performance. Our Corporate Governance Committee must obtain Board approval for funding to obtain advice and assistance from internal or outside legal, accounting or other expert advisors that it determines necessary to carry out its duties.

Qualified Legal Compliance Committee

Our Qualified Legal Compliance Committee ("QLCC") is a separately designated standing committee, currently consisting of all of the members of our Audit Committee. It was established to assist our Board in fulfilling its responsibilities relating to oversight of legal compliance by our employees and us and to meet the requirements for a qualified legal compliance committee under Part 205 of the rules of the SEC (the "Part 205 Rules"). The composition of the QLCC is intended to comply with all independence requirements under the Part 205 Rules. Our QLCC operates pursuant to a charter adopted by our Board and is available at http://www.nvrinc.com, and is also available in print to any shareholder upon written request. Our QLCC annually reviews the QLCC Charter and the QLCC's performance.

Our QLCC has adopted written procedures for the confidential receipt, retention and consideration of any report of evidence of a material violation of securities laws or material breach of fiduciary duty or similar material violation by us, or our directors, officers, employees or agents ("Material Violation") under the Part 205 Rules, and has the authority and responsibility (1) to inform our chief legal officer ("CLO"), CEO and chief financial officer ("CFO") of any report of evidence of a Material Violation; (2) to determine whether an investigation is necessary regarding any report of evidence of a Material Violation and; (3) if our QLCC determines an investigation is necessary or appropriate, initiate such investigation; (4) to obtain a written report from our CLO or outside counsel conducting any such investigation at the investigation's conclusion; (5) to recommend, by majority vote, that we implement an appropriate response to evidence of a Material Violation and inform our Board, CEO, CLO and CFO of the results of any such investigation and the appropriate remedial measures to be adopted; and (6) acting by majority vote, to take all other appropriate action, including the authority to notify the SEC in the event that we fail in any material respect to implement an appropriate response that our QLCC has recommended that we take. Our QLCC has the authority and available funding to engage any independent legal counsel, accounting or other expert advisors as our QLCC deems necessary to carry out its duties.

Executive Committee

Our Executive Committee was established pursuant to our Bylaws to have such powers, authority and responsibilities as may be determined by a majority of our Board of Directors. Our Executive Committee has never met, nor has our Board ever delegated any powers, authority or responsibilities to the Executive Committee. Our Board of Directors intends to continue the practice of considering corporate matters outside the scope of our other existing Board committees at the full Board level.

Security Holder Communications with the Board of Directors

Our Policies and Procedures Regarding Security Holder Communications with the NVR, Inc. Board of Directors are available at http://www.nvrinc.com. This same policy is applicable to any interested party wanting to communicate to the non-management directors or Mr. Johnson, who is the lead independent director for 2008 meetings of our independent directors.

Transactions With Related Persons

During the year ended December 31, 2007, we entered into forward lot purchase agreements to purchase finished building lots for a total purchase price of approximately $53,000,000 with Elm Street Development, Inc. ("Elm Street"), which is controlled by Mr. Moran. The independent members of our Board approved these transactions, and we expect to purchase these finished lots over the next three years at the contract prices. During 2007, NVR also purchased 186 developed lots at market prices from Elm Street for approximately $37,000,000. Also during 2007, NVR terminated two forward lot purchase agreements entered into with Elm Street prior to 2007 and forfeited $663,200 in lot deposits as liquidated damages.

During 2007, two of Mr. Saville's adult children, who both live independent of him, purchased homes from us for $733,000 and $285,000, respectively. The price and the terms of the sales were no less favorable than those that would have been entered into with an unrelated third party, and our independent Directors approved the sales.

During 2007, Mr. Bartlett's adult child, who lives independent of him, purchased one of our homes for $343,000. The price and the terms of the sale were no less favorable than those that would have been entered into with an unrelated third party, and our disinterested, independent Directors approved the sale.

During 2007, two of Mr. Inman's adult children, who both live independent of him, entered into sales contracts to purchase two of our homes for $760,000 and $787,000, respectively. The sales are expected to close in 2008. The price and the terms of the sales were no less favorable than those that would have been entered into with an unrelated third party, and our independent Directors approved the sales.

During 2007, we had a marketing and promotional arrangement with certain entities controlled by or affiliated with the Washington Redskins National Football League franchise (the "Redskins"). Mr. Schar is a minority owner of the Redskins. Our independent directors approved this arrangement. In total, we incurred $125,000 under this marketing and promotional arrangement.

Procedures for Approval of Related Person Transactions

All related person transactions affecting us that are potentially disclosable under Item 404(a) of Regulation S-K must be considered, reviewed and approved or ratified by the disinterested, independent directors of our Board, regardless of the type of transaction or amount involved. This requirement is contained within various written documents, including Section 7.05 of our Bylaws (available on our website at http://www.nvrinc.com), Sections 1 and 4 of our Code of Ethics (available on our website at http://www.nvrinc.com), and our internal Standards of Business Conduct, Human Resource and Financial Policies and Procedures.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables sets forth certain information as to the beneficial ownership of Common Stock by each person known by us to be the beneficial owner of more than 5% of the outstanding Common Stock as of the dates indicated, and each director, director nominee and executive officer and by all directors and executive officers as a group as of March 3, 2008. Except as otherwise indicated, all shares are owned directly and the owner has sole voting and investment power with respect thereto.

Certain Beneficial Owners

Name and Address of Holder	Number of Shares	Percent of Class
Barclays Global Investors, N.A. 45 Fremont Street San Francisco, CA 94105	717,159 (1)	13.6%
Pamet Capital Management, L.P./David Abrams 222 Berkeley Street, 22nd Floor Boston, MA 02116	388,595 (2)	7.4%
Neuberger Berman Inc. 605 Third Avenue New York, NY 10158	311,141 (3)	5.9%

(1) Of the shares that were reported within a Schedule 13G filed February 6, 2008, the entity has sole power to vote or direct the vote of 627,201 shares and sole power to dispose or direct the disposition of 717,159 shares.

(2) Of the shares that were reported within a Schedule 13G filed February 13, 2008, the entity has sole power to vote or direct the vote and dispose or direct the disposition of 45 shares and shared power to vote or direct the vote and dispose or direct the disposition of 388,550 shares.

(3) Of the shares that were reported within a Schedule 13G filed February 12, 2008, the entity has sole power to direct the vote of 15,279 shares, shared power to direct the vote of 291,840 shares and shared power to dispose or direct the disposition of 311,141 shares.

Directors and Management

Name	Number of Shares	Percent of Class
Dwight C. Schar	498,924 (1)	9.3 %
C. E. Andrews	-	-
C. Scott Bartlett, Jr.	7,730 (2)	*
Robert C. Butler	6,800 (3)	*
Timothy M. Donahue	200	*
Manuel H. Johnson	31,465 (4)	*
William A. Moran	29,000 (5)	*
David A. Preiser	7,550 (6)	*
George E. Slye	8,500	*
John M. Toups	22,893 (7)	*
Paul W. Whetsell	175	*
William J. Inman	109,012 (8)	2.1 %
Paul C. Saville	335,312 (9)	6.2 %
Dennis M. Seremet	77,941 (10)	1.5 %
Robert W. Henley	3,029 (11)	*
All directors, director nominees and executive officers as a group (15 persons)	1,138,531	20.3 %

* Less than 1%.

(1) Includes 100,000 vested options issued under the NVR, Inc. 2000 Broad-Based Stock Option Plan, 3,021 vested shares held by the NVR, Inc. Employee Stock Ownership Plan in trust, 242,653 vested shares held in a Deferred Compensation Rabbi Trust, 31,931 shares held as a discretionary investment in the NVR, Inc. Profit Sharing Plan, 1,000 shares owned by his wife and 200 shares owned by his children. Excludes 5,013 shares held in a Deferred Compensation Plan, which are not distributable until six months subsequent to separation of service.
(2) Includes 5,375 vested options issued under the NVR, Inc. 2000 Broad-Based Stock Option Plan and 555 shares owned by his wife.
(3) Includes 6,500 vested options issued under the NVR, Inc. 1998 Directors' Long Term Stock Option Plan.
(4) Includes 12,500 vested options issued under the NVR, Inc. 1998 Directors' Long Term Stock Option Plan, 8,500 vested options issued under the NVR, Inc. 2000 Broad-Based Stock Option Plan and 65 shares owned by his son.
(5) Includes 4,250 vested options issued under the NVR, Inc. 2000 Broad-Based Stock Option Plan.
(6) Includes 3,500 vested options issued under the NVR, Inc. 2000 Broad-Based Stock Option Plan.
(7) Includes 12,500 vested options issued under the NVR, Inc. 1998 Directors' Long Term Stock Option Plan, 8,500 vested options issued under the NVR, Inc. 2000 Broad-Based Stock Option Plan and 43 shares owned by his wife.
(8) Includes 86,384 vested shares held in a Deferred Compensation Rabbi Trust, 3,135 vested shares held by the NVR, Inc. Employee Stock Ownership Plan in trust, 22 shares held as a discretionary investment in the NVR, Inc. Profit Sharing Plan and 10,000 shares held in a Grantor Retained Annuity Trust.
(9) Includes 72,500 vested options issued under the 1998 Management Long Term Stock Option Plan, 75,000 vested options issued under the NVR, Inc. 2000 Broad-Based Stock Option Plan, 3,135 vested shares held by the NVR, Inc. Employee Stock Ownership Plan in trust, 4,322 shares held as a discretionary investment in the NVR, Inc. Profit Sharing Plan, 60,000 shares held in a family LLC, 105,883 vested shares held in a Deferred Compensation Rabbi Trust and 2,000 shares owned by his children. Excludes 777 shares held in a Deferred Compensation Plan which are not distributable until six months subsequent to separation of service.
(10) Includes 7,000 vested options issued under the 1998 Management Long Term Stock Option Plan, 25,000 vested options issued under the NVR, Inc. 2000 Broad-Based Stock Option Plan, 3,017 vested shares held by the NVR, Inc. Employee Stock Ownership Plan in trust, 2,047 shares held as a discretionary investment in the NVR, Inc. Profit Sharing Plan and 40,527 vested shares held in a Deferred Compensation Rabbi Trust.
(11) Includes 1,750 vested options issued under the NVR, Inc. 2000 Broad-Based Stock Option Plan, 1,031 vested shares held by the NVR, Inc. Employee Stock Ownership Plan in trust and 248 shares held as a discretionary investment in the NVR, Inc. Profit Sharing Plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act requires our directors and executive officers and persons who own more than 10% of our Common Stock to file reports of ownership and changes in ownership of such stock with the SEC and the national securities exchange upon which our shares are publicly traded. Directors, executive officers and greater than 10% shareholders are required by SEC regulations to furnish us with copies of all such forms filed. To our knowledge, based solely on a review of the copies of such reports furnished to us during 2007 and written representations that no other reports were required, all directors, executive officers and greater than 10% shareholders complied with all applicable Section 16(a) filing requirements.

THE FOLLOWING REPORT OF THE AUDIT COMMITTEE SHALL NOT BE DEEMED TO BE "SOLICITING MATERIAL" OR TO BE "FILED" WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934 OR INCORPORATED BY REFERENCE IN ANY DOCUMENT SO FILED.

REPORT OF THE AUDIT COMMITTEE

NVR's Audit Committee is solely comprised of independent directors as defined by our independence standards (see above) and in the applicable SEC rules, and operates pursuant to a charter adopted by our Board, which is available at http://www.nvrinc.com.

Our management has primary responsibility for preparing our financial statements and establishing financial reporting systems and internal controls. Management also has the responsibility of reporting on the effectiveness of our internal controls over financial reporting. Our independent external auditor, KPMG LLP, is responsible for expressing opinions on the conformity of our audited financial statements with accounting principles generally accepted in the United States of America and on the effectiveness of our internal control over financial reporting. In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements and managements' assessment of the effectiveness of our internal controls over financial reporting with management, and reviewed and discussed KPMG LLP's audit opinions with KPMG LLP;

2. The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards ("SAS") 61 (*Codification of Statements on Auditing Standards*, AU 380), SAS 99 (*Consideration of Fraud in a Financial Statement Audit*) and SEC rules discussed in Final Releases 33-8183 and 33-8183a;

3. The Audit Committee has received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committee"), and has discussed with KPMG LLP their independence; and

4. Based on the reviews and discussions referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the SEC.

The undersigned, constituting all of the members of the Audit Committee, have submitted this report to the Board of Directors.

Manuel H. Johnson (Chairman), C. Scott Bartlett, Jr., Robert C. Butler, and George E. Slye

COMPENSATION DISCUSSION AND ANALYSIS

General Compensation Philosophy and Objectives

Our general compensation philosophy for our named executive officers is to place significant focus on, and reward achievement of; long-term objectives, which is necessary considering the industry in which we operate. Residential real estate projects often take a substantial period of time to mature. A typical community in which we sell and build homes may take anywhere between one year and five years to build out completely. For us to be successful, it is necessary for us to acquire control of land upon which to build our homes from land developers several years in advance of our sales and construction efforts. The homebuilding industry is cyclical and exhibits peaks and troughs over a long-term period. Because we need to effectively manage our business over lengthy project time periods and during different stages of the homebuilding economic cycle, we believe that the bulk of our named executive officers' compensation should be predicated upon our long-term results of operations, and not on short-term quarterly or annual measures. We do this by limiting short-term cash compensation opportunities and emphasizing long-term earning opportunities through ownership of our common stock. Specifically, we:

- pay cash compensation to our named executive officers based on their positions, and in amounts that we believe to be lower than comparable positions in other publicly traded companies within our industry;
- cap the annual cash bonus opportunity of our named executive officers at 100% of their base salary, and do not provide any opportunity to exceed that amount for short-term quarterly or annual performance in excess of our expectation from our business plan; and
- issue our named executive officers periodic (though not annual) grants of fixed-price stock options that vest over a long-term vesting schedule. Historically, we have layered our option grants such that each named executive officer has one grant that is within a three- to four-year holding period before vesting begins, and another grant that is actively vesting over a four-year period.

A long-term equity interest in our company by our named executive officers is the major thrust of our philosophy. We believe that providing the bulk of their compensation in the form of fixed price stock options with a long-term vesting schedule is an effective way to retain their services, and the services of all of our other management employees compensated in the same manner, over a long-term period. Additionally, each stock option agreement contains non-compete provisions that protect our interests. Retention of our experienced management team, which includes our named executive officers, has been and will continue to be one of our most key strategic goals in managing our business. To encourage further equity ownership, we give each of our named executive officers, at their choice, the opportunity to defer any salary or annual bonus awards due to them into our deferred compensation plan. All deferred amounts must be invested solely in our common stock and paid out only after separation of service. We also require our named executive officers to continuously hold our common stock with a market value of four to eight times their respective base salaries (see the *Deferred Compensation Plan and Stock Holding Requirement* discussions below, respectively). We believe that fostering a long-term focus through equity compensation and ownership effectively aligns our named executive officers' interest with those of our shareholders.

Fiscal year 2007 represented a difficult year for NVR. As stated above, the homebuilding industry is cyclical and in 2007 NVR, like other U.S. homebuilders, experienced a continuation of a downturn in the U.S. housing market. As a result, the compensation paid to our named executive officers during 2007 generally reflected our current business environment. Base salaries were frozen for 2007, Mr. Schar, our executive Chairman, waived his 2007 salary and bonus opportunity, no annual bonus was paid to three of the four named executive officers eligible for bonus, and no long-term equity grants were made, each as described more fully below. The Compensation Committee, upon the recommendation of Mr. Schar and Mr. Saville, believed this was appropriate given our performance, stock price and resulting shareholder returns during this downturn in our industry.

Compensation Determination Process

As a general matter, Mr. Saville and our Senior Vice President of Human Resources make recommendations to the Compensation Committee, which are generally accepted, with respect to the amount of each element of compensation paid to each named executive officer, other than Mr. Schar and Mr. Saville, during the fiscal year. These recommendations are partially based on salary information for comparable positions at other large, publicly traded homebuilding and mortgage companies, as well as Mr. Saville's subjective assessment of each officer's overall performance during the prior year. The Committee reviews this same salary information, as provided by Mr. Saville and our Senior Vice President of Human Resources, as well as comparative financial measures (our financial and operating performance compared to information publicly-available on our industry peers) for purposes of determining the compensation paid to Mr. Schar and Mr. Saville.

Elements of Compensation

Base Salary

As discussed above and upon the recommendation of Mr. Saville, for 2007, we froze the base salaries at 2006 levels for Mssrs. Saville, Seremet, Inman and Henley to reflect the current downturn in the homebuilding industry. In addition, at Mr. Schar's request, we amended his employment agreement on December 21, 2006 to reduce his 2007 base salary and annual bonus opportunity to $0. On November 6, 2007, and again at Mr. Schar's request, we executed a second amendment to reduce his 2008 base salary and bonus opportunity to $0, as well.

Annual Cash Bonus

2007 Annual Bonus

The objective of the annual cash bonus portion of the total compensation package is to focus each of the named executive officers on the attainment of annual goals necessary to achieve our five-year business plan. These annual goals are consistent with the current year's portion of our five-year business plan. We have never exercised discretion in awarding bonuses in amounts different, either higher or lower, from the amount calculated by our actual results relative to the preset performance target and attainment ranges. The named executive officers can earn no more than 100% of their base salary as a bonus award, which is earned once the cap is attained. Attainment of greater than the cap has no impact on the amount of the bonus award earned. The annual bonus is payable in cash, and may be deferred at the election of the named executive officer. See the *Deferred Compensation Plans* discussion below.

For 2007, to properly focus the named executive officers on managing the downturn currently being experienced in the homebuilding industry, we added a financial target, increased the threshold and tightened the attainment ranges under the annual cash bonus plan as compared to 2006. The annual bonus opportunity remained capped at 100% of base salary for the named executive officers, with the exception of Mr. Schar, who, as noted above, requested that his bonus opportunity for 2007 be reduced to $0.

The annual bonus opportunity in 2007 for Mr. Saville, Mr. Seremet and Mr. Henley was based 80% upon our consolidated pre-tax profit (before consolidated annual bonus and stock-based compensation expense but after all other charges) and 20% based on the number of new orders (net of cancellations) that we generated compared to the consolidated pre-tax profit and new orders within our 2007 annual business plan. While our named executive officers have historically had their bonus opportunity tied solely to a consolidated pre-tax profit measure, the new orders measure was added for 2007 to properly focus our named executive officers on driving new orders during the downturn.

Mssrs. Saville and Seremet were to begin earning the consolidated pre-tax profit portion of their annual bonus award once the target was at least 100% attained (the "threshold"). The full amount of the consolidated pre-tax profit portion of their annual bonus award was to be earned ratably from 100% up to 105% of the target attainment. Mssrs. Saville and Seremet were to begin earning the new orders unit portion of their annual bonus award once the target was at least 85% attained. The full amount of the new orders unit portion of their annual bonus award was to be earned ratably from 85% up to 100% of the target attainment.

Mr. Henley was to begin earning the consolidated pre-tax profit portion of his annual bonus award once the target was at least 80% attained. The full amount of the consolidated pre-tax profit portion of his annual bonus award was to be earned ratably from 80% up to 105% of the target attainment. Mr. Henley was to begin earning the new orders unit portion of his annual bonus award once the target was at least 85% attained. The full amount of the new orders unit portion of his annual bonus award was to be earned ratably from 85% up to 100% of the financial target attainment.

Mr. Inman's annual bonus opportunity in 2007 was based 55% upon our mortgage banking operations pre-tax profit (before annual bonus expense, stock-based compensation expense and certain corporate overhead cost allocations), 25% upon return on invested capital in the mortgage operations and 20% upon our new orders (net of cancellations). Mr. Inman's bonus was based upon these metrics because he is President of NVR Mortgage Finance, Inc. and thus he has primary responsibility for our mortgage operations business. In addition, however, the Committee, as recommended by Mr. Saville, felt it was important for Mr. Inman to be focused on driving new orders as well, similar to the other named executive officers. Mr. Inman began earning the mortgage banking pre-tax profit and return on invested capital portions of his annual bonus award once the target was at least 100% attained. The full amount of the mortgage banking pre-tax profit and return on invested capital portions of his annual bonus award was earned ratably from 100% up to 105% of the target attainment. Mr. Inman began to earn the new orders unit portion of his annual bonus award once the target was at least 85% attained. The full amount of the new orders unit portion of his annual bonus award was earned ratably from 85% up to 100% of the target attainment.

Because we failed to meet any of the thresholds for consolidated pre-tax profit and new orders, Mssrs. Saville, Seremet or Henley did not earn any annual bonus in 2007. Mr. Inman earned approximately 24% of his maximum incentive opportunity. For Mr. Inman's bonus paid for 2007, see the *Non-Equity Incentive Plan Compensation* column of the *Summary Compensation Table* below. See the *Grants of Plan-Based Awards Table* below for the actual performance targets for 2007.

2008 Annual Bonus

We have lead the industry in weathering the homebuilding market downturn. We were one of only two profitable homebuilders for fiscal year 2007 among the top 12 homebuilders on a national level. Despite that, our named executive officers, with the exception of Mr. Inman who has earned less than 50% of his targeted award in each of the past two years, have not earned an annual bonus award in over two years.

Accordingly, for 2008, we are maintaining the same annual bonus performance metrics, but we are adjusting the target achievement ranges for our named executive officers to earn the annual bonus award. The Compensation Committee, upon the recommendation of Mr. Saville, approved lowering the threshold target for the consolidated pre-tax profit metric for Mssrs. Saville, Seremet and Henley to 80% from 100%, with the full amount of the consolidated pre-tax profit portion of their annual bonus award to be earned ratably from 80% up to 100% of the target attainment. Similarly, Mr. Inman will begin earning the mortgage banking pre-tax profit and return on invested capital portions of his annual bonus award at 80%, lowered from 100%, with the full amount of the mortgage banking pre-tax profit and return on invested capital portions of his annual bonus award to be earned ratably from 80% up to 100% of the target attainment. The target achievement ranges for the number of new orders remained the same for each named executive officer in 2008 as in 2007 as we want to continue incentivizing the officers to drive new orders as the downturn continues. As noted above, at Mr. Schar's request, he is not eligible for a 2008 annual bonus award.

Fixed Price Stock Options

Prior Stock Option Plans

Historically, the potential single largest component of each named executive officer's total compensation package is realized through the grant of fixed-price stock options, in which most of our management group participates. We believe that the use of stock options is the best "performance-based" equity vehicle because of our focus on growth in earnings per share, accomplished through both net income growth and the efficient use of capital. Our intent is that the named executive officers only be rewarded when our shareholders realize long-term growth in the price of our stock (we have never paid a dividend). Unless our financial performance over a long-term period drives an increase in our stock price, the options granted provide little or no value to our named executive officers, and if the price of the stock falls below the price at the grant date, the stock option provides no value. Conversely, we do not believe that grants of restricted stock is consistent with our compensation philosophy because restricted stock provides value to the recipient regardless of a company's performance, providing value to an executive even if the stock price drops from the date of grant (unless the stock price falls to $0).

We do not issue stock option grants annually. Our historical practice has been to structure stock option plans to vest over a long-term period. None of our four most recently approved equity plans had options scheduled to vest within the first four and one-half year period from the grant date. The average length of time for full vesting under these plans is over seven and one half years from the date of grant. In addition, we historically have layered our stock option grants to the executives such that there is one grant actively vesting over a four-year period, and another grant in a four to five year pre-vesting period. Following is a summary of the material terms of the four most recently approved stock option plans:

Term description	1996 Plan	1998 Plan	2000 Plan	2005 Plan
Exercise price	Market value on date of grant	Market value on date of grant	Market value on date of grant	Market value on date of grant
Repricing requires shareholder approval	No	Yes	Yes	Yes
Date options were granted to named executive officers **(1)**	May 30, 1996	May 26, 1999	May 3, 2001	May 26, 2005
Vesting Determination	Continued employment at vesting dates	Continued employment at vesting dates	Continued employment at vesting dates	Attainment of EPS Target (as defined below), then continued employment at vesting dates
Vesting period for named executive officers	One-third on each of December 31, 2000, 2001 and 2002	One-third on each of December 31, 2003, 2004 and 2005	One-quarter on each of December 31, 2006, 2007, 2008 and 2009	One-quarter on each of December 31, 2010, 2011, 2012, and 2013
Period from grant date to full vesting	Six years and seven months	Six years and seven months	Eight years and eight months	Eight years and seven months

(1) Mr. Seremet and Mr. Henley each received an additional grant of 1,835 options on July 1, 2005 upon their appointment to CFO and Controller, respectively. See the *Outstanding Equity Awards at December 31, 2007 Table* below for the terms of these grants.

The above chart illustrates that we have consistently sought improvements in our equity compensation plans to ensure that the majority of the named executive officers' potential compensation was effectively aligned with our shareholders. For example, all plans implemented after the 1996 Plan require shareholder approval to reprice options. This feature was added after we independently recognized the importance of shareholder-controlled repricing, and years before the national securities exchanges' amended listing rules took effect in 2003 mandating shareholder approval to reprice options. No options granted under the 1996 Plan, however, have ever been repriced. For the 2000 and 2005 Plans, the period from grant date to full vesting was increased by more than two years to almost nine years from the original grant date. We increased the full vesting time period to increase our probability of retaining our experienced managers over a longer time period.

For the 2005 Plan, we revised our option program to require both performance and service-based vesting conditions. The performance requirement was added as a vesting condition to our stock option program to ensure that potential share dilution from stock option exercises only occurred if our performance provided our shareholders with a 10% compound annual return over the four-year measurement period. Under this plan, no option will become exercisable unless a performance target based on growth in diluted earnings per share (the "EPS Target") is met. We believe that earnings per share-based compensation incentivizes our executives to grow our operations while maintaining an efficient capital structure. The EPS Target was set at a level that reflected a growth rate in diluted earnings per share of 10% per year for four years, based on our 2004 diluted earnings per share of $66.42. The actual aggregate EPS Target was set at $339.00 per share, measured based on the sum of the actual diluted earnings per share results for the four annual periods ending December 31, 2005 through 2008. Per the terms of the 2005 Plan, the EPS Target will not be adjusted for accounting rule changes that subsequently become effective. The service-based vesting condition for the 2005 Plan begins in 2010, with the first 25% installment vesting on December 31, 2010 and the subsequent installments vesting on

December 31, 2011, 2012 and 2013 (see further discussion below on the 2005 Plan, which includes our assessment that it is improbable that the EPS Target will be met, and thus, the 2005 Plan is expected to terminate on December 31, 2008). In addition, the 2005 Plan also contains "clawback" provisions that allow us to recapture realized stock option gains in the event that any holder of an option under the plan, including named executive officers, violates the non-compete provisions contained within the stock option agreement. The "clawback" provision allows for an eighteen-month "look back" from the date of any violation.

2008 Stock Option Award

Due to the continued earnings decline resulting from the deterioration in homebuilding market conditions and our expectation that market conditions will not improve in the near term, we have determined that it is improbable that we will achieve the EPS Target included in the 2005 Plan, and thus, it is expected that these contingently issuable options will terminate unvested on December 31, 2008. In addition, the last vesting year under the 2000 Plan is 2009, meaning that without the 2005 Plan, our named executive officers, as well as all of our key management team, will no longer be tied to a long term incentive plan past December 31, 2009. Consistent with our overall compensation philosophy, we believe that an effective long term incentive plan is essential to the retention of our named executive officers and key managers, and is particularly essential currently as we manage through the still challenging homebuilding market. However, we believe that it is unlikely currently that we could obtain shareholder approval to replace the 2005 Plan due to the dilutive effect of our "overhang," ("overhang" being the total outstanding stock options divided by the total outstanding shares). Given these events, the Compensation Committee engaged Hewitt Associates to assist us in developing a short term solution to this long-term incentive issue.

After evaluating several alternatives with Hewitt, we concluded that we would be forced to break with our long-established stock option granting practice. Using the limited number of available unissued shares from existing plans, primarily from the 2000 Plan, we elected to extend the current long-term incentive plan by one year by issuing to our named executive officers and other key managers stock option grants in January 2008 that will vest on December 31, 2010, based on continued employment. We would have preferred to have continued our historical "layered" approach of granting options such that there is one grant actively vesting over a four-year period, with another grant in a four to five year pre-vesting period (in essence, two plans outstanding at any given time), because we believe that that structure ensures that our executives are focused on driving shareholder value over a long-term period and it has been a highly successful retention vehicle for us. However, we did not have a sufficient number of stock options available to us under existing plans to issue competitive, retentive grants to our executive officers and other key employees beyond 2010. The expected termination of the 2005 Plan required us to select this alternate approach using the limited stock options available to us while we develop future strategies surrounding another long-term incentive plan.

Determining the Size of Option Awards

When issuing option grants under our option plans, including the new 2008 grants described above, to our named executive officers (or to any employee of our company), we first establish a dollar value of the total targeted compensation to be awarded by position. After determining the salary and annual bonus components for a particular year, these amounts are subtracted from the total targeted compensation for the year to drive out the fair value that we want to transfer to the executive in the form of stock options over the vesting period. On the date of grant, we divide that total stock option fair value dollar amount by the per share fair value, calculated using the Black Scholes Option pricing model, to determine the number of options to award.

Although we consider this approach in determining the number of options to award our named executive officers to be a reasoned approach using a formula that is based on a widely accepted option-pricing model, the ultimate value of the options issued only becomes clear when they are exercised. The stock options may wind up being worthless, or worth much more than the fair value initially estimated. As a result, we do not consider realizable gains from prior stock option grants when setting new grant amounts. We do not believe that it is a fair practice to offset current compensation by realized or unrealized stock option gains several years after the grants have been issued. Our goal is that the nominal gain realized on option exercise exceeds our initial estimate of fair value because gains in excess of the estimated fair value calculated on the grant date are also realized by all of our other shareholders that held our common stock over that time period. We believe that limiting potential upside on option gains provides a disincentive for our named executive officers when focusing on long-term results, as our compensation philosophy dictates.

Stock Option Grant Practices

Our practice is to award option grants to existing employees for new option plans as soon as administratively practicable after the Annual Meeting date at which the shareholders approved the plan. Our Annual Meetings are held in May of each year. The existing-employee grants for the 2000 Plan, which was not a shareholder approved plan, were also issued in May so that we would have consistent grant timing relative to the time of year. The timing of the January 2008 grant was predicated on our recent determination and announcement that the 2005 Plan was expected to terminate due to our failure to achieve the EPS Target. Our Compensation Committee has sole authority to grant options to the named executive officers, and the grant date is the date of Compensation Committee approval of the awards. We only grant stock options once per month to new and existing promoted employees, the date of which is the first of the month following the new hire or effective date (or the first of the following month if the new hire or effective date is after the 20th calendar date in the month). We do not have a program, plan or practice in place to grant options in coordination with the release of material non-public information.

Stock Ownership Guidelines

To complete the linkage between the interests of our senior management with our shareholders, we adopted stock ownership guidelines in 2000. These guidelines require the named executive officers (and certain other members of senior management) to acquire and continuously hold a specified minimum level of our shares for so long as we employ them in their respective positions. The Board of Directors determined the holding requirements for the named executive officers based on a review of the publicly-available stock holding policies for other publicly traded companies within our industry. Under our holding requirements, our named executive officers must acquire and hold shares with a total fair market value ranging from four- to eight-times their annual base salaries depending on position. For 2007, the holding requirements for each of the named executive officers were as follows:

Name	Base Salary	Factor	Dollar Holding Requirement
Dwight C. Schar (1)	$1,500,000	8	$12,000,000
Paul C. Saville	$800,000	8	$6,400,000
William J. Inman	$410,000	4	$1,640,000
Dennis M. Seremet	$430,000	6	$2,580,000
Robert W. Henley	$187,000	4	$748,000

(1) As stated above Mr. Schar's employment agreement was amended to reduce his 2007 base salary to $0. However, his holding requirement remains and is calculated on his minimum base salary per the agreement.

Any named executive officer who does not meet his requirement must retain 50% of the net common stock received from option exercises until the holding requirement is attained. "Net common stock received" means the common stock received after the payment of the option price and the taxes withheld related to the option exercise. All of the named executive officers are currently in compliance with our stock ownership guidelines.

Personal Benefits

Our named executive officers are entitled to and eligible only for the same fringe benefits for which all of our employees are eligible. We do not have programs in place to provide personal perquisites for any employee. Our healthcare and other insurance programs, including the program's participation costs, are the same for all eligible employees. Our annual discretionary contribution to the NVR Employee Stock Ownership Plan, expressed as a percentage of eligible wages, and our NVR 401(k) matching contribution, is also the same for all eligible employees, subject to all applicable IRS contribution limits and formulas for plans of these types. Further, we do not offer defined benefit pension or supplemental executive retirement plans to any of our employees.

Deferred Compensation Arrangements

We have two deferred compensation plans, which we refer to as plans 1 and 2, respectively, for purposes of this discussion. We provide deferred compensation plans for three reasons: i) to encourage ownership of our common stock in furtherance of our compensation philosophy, ii) to establish a vehicle whereby named executive officers may defer the receipt of salary and bonus that otherwise would be nondeductible for company tax purposes into a period where we would realize a tax deduction for the amounts paid (see below *Tax Deductibility* discussion), and iii) to enable our named executive officers, and other members of management, to acquire shares of our common stock on a pre-tax basis in order to more quickly meet, and maintain compliance with, the stock holding requirements described above. In addition, the structure of our deferred compensation plans effectively increases the stock holding requirements for certain of our named executive officers, and places the earned compensation "at-risk" during the executive officer's deferral period. Plan 1, which we adopted December 15, 1999, was closed for new contributions effective December 31, 2004. The named executive officers, solely at their election, may defer 100% of any earned salary or bonus into plan 2, which we adopted December 15, 2005. Stock option gains are prohibited by law from being deferred.

The market value of a named executive officer's deferred compensation accounts is not considered when setting their other current compensation. The compensation earned and deferred was already reviewed and analyzed based on the above-described compensation philosophy and policies at the time the compensation was awarded. Had the executive officer instead elected to receive a payout of the compensation earned, and then invested those amounts externally, we would have no knowledge of and would not have considered external investment experience when considering the amount by which we should compensate the executive officer. Thus, we do not believe it is either proper or necessary to consider the value of the executive officer's deferred compensation account just because it is held in a plan we sponsor and is invested in our stock. In addition, had the amounts deferred been instead paid to the applicable named executive officer when earned (and not deferred until separation of service), we would have lost a substantial tax benefit that we will now receive as a result of the deferral. See the *Nonqualified Deferred Compensation Table* and accompanying narrative below for additional information on our deferred compensation plans.

Change of Control and Severance Payments

Each of our named executive officers, other than Mr. Henley, is party to an employment agreement with us pursuant to which the officer is entitled to severance payments upon certain termination events, including termination following a change in control. Generally, we do not believe that we should pay our named executive officers, or any other employee, any incremental compensation upon termination when the termination is either by choice or due to conduct that is potentially detrimental to NVR. Thus, we do not provide any of our named executive officers any incremental severance benefits, other than any amounts already earned and accrued at the date of termination, if the termination is voluntary (unless due to a change in control of NVR), including voluntary termination upon the election or appointment of a new Chairman and/or CEO.

We do not provide tax "gross ups" to our named executive officers in connection with any change in control or severance payment.

Change in Control Provisions

Change of control provisions applicable to our named executive officers are either "single trigger", meaning that the change of control event alone triggers either a payment or an acceleration of certain rights, or "double trigger", meaning that the change of control coupled with the officer's termination from service within a certain period of the time after the change in control triggers a payment or accelerated right.

The change of control provision in each applicable named executive officer's employment agreement (i.e., each named executive officer other than Mr. Henley) for the payment of severance is a double trigger. A double trigger for severance payments was selected because, unless the named executive officer's employment is terminated after the change in control, his cash compensation in the form of salary and annual bonus would continue from the acquiring entity, which is what the severance payment is based upon and intended to replace. See the *Narrative Disclosures of Termination and Change in Control Payments* discussion below for additional information on these severance payments.

The change of control provisions in the stock option agreements and the deferred compensation plans are single trigger, reflecting our intent that the named executive officers have the ability to use those shares to vote upon any proposed transaction, and to ensure that the named executive officers receive deferred compensation to which they are entitled. The change of control acceleration provisions are triggered for the 2005 Stock Option Plan regardless of whether the EPS Target (as defined under *Fixed Priced Stock Options* above) has been satisfied.

Severance Payments

Each of the employment agreements provides for a two-month severance benefit upon the applicable named executive officer's termination due to death or disability. This amount reflects what we believe to be a modest transition for the executive or his family for termination events that are sudden and beyond their control. We provide severance benefits of 200% of base salary for terminations without cause or that are voluntary within one year after a change in control. This amount reflects our belief that it is difficult for executive officers to find comparable employment opportunities in a short period of time, particularly after experiencing a termination that was beyond their control. We provide a severance benefit of 100% of base salary upon retirement. We consider the 100% severance payment a nominal reward for length of service given that we do not provide our executives defined benefit or supplemental executive retirement plans.

Accounting Impact and Tax Deductibility of Compensation

Accounting Impact

We accrue our named executive officers' salaries and bonus awards as an expense when earned by the officer. For our fixed-price stock options, Statement of Financial Accounting Standards 123R, *Share-Based Payment* ("SFAS 123R"), requires us to recognize compensation expense within our income statement for share-based payment arrangements, which includes employee stock option plans. For plans with a performance condition as a requirement of vesting, compensation cost is recognized if it is probable that the performance criteria will be met. As noted above, during 2007, we determined that it is improbable that we will achieve the performance target on certain outstanding stock option grants, and thus, it is expected that these contingently issuable options will terminate unvested on December 31, 2008. As a result of that determination and pursuant to accounting requirements, during 2007 we reversed all of the compensation expense recognized in prior years related to these option grants. See the *Option Awards* column of the *Summary Compensation Table* below.

Stock-based compensation expense when recognized is based on the grant-date fair value of the options granted, and is recognized ratably over the requisite service period. We adopted SFAS 123R under the modified prospective method. Under the modified prospective method, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006, as well as to the unvested portion of awards outstanding as of January 1, 2006. Our stock options are accounted for as equity awards.

Tax Deductibility

Section 162(m) of the Internal Revenue Code limits the corporate deduction for compensation paid to the named executive officers (other than our CFO) to $1 million unless such compensation qualifies as "performance-based compensation." Among other things, Section 162(m) requires approval of the performance-based compensation by our shareholders. We have concluded that the adverse tax impact of paying salaries and bonuses to our Chairman and CEO in excess of that limit were not significant enough to limit the salary and annual bonus amounts awarded. All of the compensation potentially earned by our named executive officers under our stock option plans qualifies as "performance based" under 162(m), except for grants issued under the 2000 Plan, which was not shareholder approved.

THE FOLLOWING REPORT OF THE COMPENSATION COMMITTEE SHALL NOT BE DEEMED TO BE "SOLICITING MATERIAL" OR TO BE "FILED" WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934 OR INCORPORATED BY REFERENCE IN ANY DOCUMENT SO FILED.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee hereby reports as follows:

1. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with NVR's management; and

2. Based on the review and discussion referred to in paragraph 1, the Compensation Committee recommended to the Board, and the Board has approved, that the Compensation Discussion and Analysis be included in our 2008 proxy statement to be incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the Securities and Exchange Commission.

The undersigned, constituting all of the members of the Compensation Committee during 2007, have submitted this report to the Board of Directors.

John M. Toups (Chairman), Timothy M. Donahue, Manuel H. Johnson, David A. Preiser and Paul W. Whetsell

* * * * *

2007 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (2)	Total ($)
Dwight C. Schar	2007	$0	$4,139,226	-	$0	$4,139,226
Chairman of the Board	2006	$1,500,000	$6,751,746	-	$9,300	$8,261,046
Paul C. Saville	2007	$ 800,000	$735,797	-	$7,250	$1,543,047
Principal Executive Officer	2006	$ 800,000	$3,348,317	-	$9,300	$4,157,617
William J. Inman	2007	$ 410,000	$158,182	$ 97,278	$6,750	$672,210
President, NVR Mortgage Finance, Inc.	2006	$ 410,000	$1,203,190	$161,846	$8,800	$1,783,836
Dennis M. Seremet	2007	$ 430,000	$49,796	-	$7,250	$487,046
Principal Financial Officer	2006	$ 430,000	$1,311,576	-	$9,300	$1,750,876
Robert W. Henley	2007	$ 187,000	$(65,340)	-	$5,610	$127,270
VP and Controller	2006	$ 187,000	$255,932	-	$8,800	$451,732

(1) The amounts disclosed represent the stock option compensation expense that we recognized in our financial statements for each of the named executive officers during 2007 and 2006 in accordance with SFAS123(R), disregarding any estimate of forfeitures relating to service-based vesting conditions. The total charge includes stock option grants issued to each of the named executive officers on May 3, 2001 and May 26, 2005, and stock option grants issued on July 1, 2005 to Mr. Seremet and Mr. Henley.

- For the May 3, 2001 stock option grants, the fair value valuation assumptions are as follows: i) the estimated option life is 10 years, ii) the risk free interest rate was 5.5% (based on a U.S. Treasury Strip due in a number of years equal to the stock option term), iii) the expected volatility equals 42.4%, and iv) the estimated dividend yield is 0%.

- For the May 26, 2005 stock option grants, the fair value valuation assumptions are as follows: i) the tranche-weighted estimated option life is 8.8 years, ii) the risk free interest rate was 4.0% (based on a U.S. Treasury Strip due in a number of years equal to the stock option term), iii) the expected volatility equals 34%, and iv) the estimated dividend yield is 0%.

- For the July 1, 2005 stock option grants, the fair value valuation assumptions are as follows: i) the tranche-weighted estimated option life is 8.8 years, ii) the risk free interest rate was 4.1% (based on a U.S. Treasury Strip due in a number of years equal to the estimated option life), iii) the expected volatility equals 34%, and iv) the estimated dividend yield is 0%.

The May 26 and July 1, 2005 option grants were issued under a performance-based plan based on growth in diluted earnings per share (the "EPS Target"). The EPS Target is set at a level that reflects a growth rate in diluted earnings per share of 10% per year for four years, based on our 2004 diluted earnings per share of $66.42. The aggregate EPS Target is $339.00 per share, measured based on the sum of the actual diluted earnings per share results for the four annual periods ending December 31, 2005 through 2008. See the *Fixed Price Stock Options* section of the *Compensation Discussion and Analysis* above. Due to the continued earnings decline resulting from the deterioration in homebuilding market conditions and our expectation that market conditions will not improve in the near term, we determined that it is improbable that we will achieve the EPS Target, and thus, it is expected that these contingently issuable options will terminate unvested on December 31, 2008. As a result of that determination and pursuant to accounting requirements, during 2007, we reversed all of the compensation expense recognized in prior years related to these grants. The amounts in the above table for 2007 include the following:

Name	Expense Related to May 3, 2001 Grant	Expense Reversal Related to May 26 and July 1, 2005 Grants	Total
Dwight C. Schar	$5,445,486	$(1,306,260)	$4,139,226
Paul C. Saville	$2,042,057	$(1,306,260)	$735,797
William J. Inman	$680,686	$(522,504)	$158,182
Dennis M. Seremet	$680,686	$(630,890)	$49,796
Robert W. Henley	$95,296	$(160,636)	$(65,340)

(2) For each executive, the "all other compensation" amounts for 2007 include amounts contributed by us on their behalf to our Employee Stock Ownership Plan ("ESOP"), which is a defined contribution plan, for the 2007 plan year, in the following amounts: For Mssrs. Schar, Saville, Inman, Seremet and Henley, the amounts contributed equaled $0, $6,750, $6,750, $6,750 and $5,610, respectively. For Mssrs. Saville and Seremet, the amounts reported for 2007 also includes a $500 matching contribution made by us pursuant to our 401(K) plan.

2007 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)(1) Target	Maximum
Dwight C. Schar (2)	02/15/07	$0	$0
Paul C. Saville (2)	02/15/07	$800,000	$800,000
William J. Inman (2)	02/15/07	$410,000	$410,000
Dennis M. Seremet (2)	02/15/07	$430,000	$430,000
Robert W. Henley (2)	02/15/07	$187,000	$187,000

(1) Amounts in this table pertain to our 2007 annual bonus plan. See the *Annual Cash Bonus* section in our *Compensation Discussion and Analysis* above and the *Narrative to Summary Compensation Table and Grants of Plan-based Awards* below.

(2) At Mr. Schar's request, he did not participate in the annual bonus plan in 2007. Mssrs. Saville, Seremet and Henley earned no annual bonus in 2007. Mr. Inman earned $97,278 for his 2007 annual bonus, as set forth in the *Non-Equity Incentive Plan Compensation* column of the *Summary Compensation Table* above. See the *Narrative to Summary Compensation Table and Grants of Plan-based Awards Table* below.

Narrative Disclosure to Summary Compensation and Grants of Plan-Based Awards Tables

Employment Agreements

We have entered into employment agreements with each of our named executive officers, except Mr. Henley. The agreements were entered into on July 1, 2005, and continue through January 1, 2011. As discussed above in our Compensation Discussion and Analysis, Mr. Schar's agreement was amended on December 21, 2006 to reduce his 2007 salary and bonus opportunity to $0. On November 6, 2007, Mr. Schar executed a second amendment to his employment agreement to reduce his 2008 salary and bonus opportunity to $0. Any of the agreements can be extended if both the executive and NVR mutually agree to extend the term. The full agreements were filed as exhibits 10.1, 10.2, 10.3, and 10.4 to a Form 8-K filed with the SEC on June 28, 2005. Mr. Schar's December 21, 2006 amendment was filed as exhibit 10.1 to a Form 8-K filed with the SEC on December 22, 2006, and his November 6, 2007 amendment was filed as exhibit 10.1 to a Form 8-K filed with the SEC on November 7, 2007. The three Forms 8-K can be found on the SEC's website at www.sec.gov.

Other than the applicable named executive officers' titles, minimum base salary amounts and NVR stock holding requirements, the material terms in each agreement are essentially the same and cover:

- Minimum base salaries:
  - Mr. Schar $1,500,000(a)
  - Mr. Saville $ 650,000
  - Mr. Inman $ 390,000
  - Mr. Seremet $ 400,000

(a) Effective January 1, 2006, Mr. Schar requested, and the Compensation Committee granted, a $500,000 reduction to his annual base salary to reflect his changed duties after the successful transition of his CEO responsibilities to Mr. Saville. As discussed above, on December 21, 2006, we amended Mr. Schar's employment agreement at his request to permanently reduce his base salary to $1,500,000 and to reduce his 2007 salary and bonus opportunity to $0. A second amendment was executed on November 6, 2007 to reduce his 2008 salary and bonus opportunity to $0. For all other computational purposes in his employment agreement, i.e., his stock holding requirement and severance benefits, the $1,500,000 minimum base salary specified in the amendment is used;

- Annual bonus eligibility up to 100% of base salary based on criteria determined by our Compensation Committee (see *Compensation Discussion and Analysis – Annual Cash Bonus* above);
- Eligibility to participate in our benefit plans at identical participation costs offered to all of our employees eligible to participate in those plans;
- Eligibility to have reasonable business expenses reimbursed, subject to reimbursement policies to which all of our employees are subject equally;
- The requirement of a continuous NVR stock holding requirement, as set forth under the *Stock Ownership Guidelines* section of the *Compensation Discussion and Analysis* above;
- Severance payments due under various termination scenarios (see *Potential Payments Upon Termination or Change of Control* below for additional information);
- Covenants for the applicable named executive officers not to compete with us (see *Potential Payments Upon Termination or Change of Control* below for additional information); and
- Extension of our indemnification to the executives during the performance of their duties to the fullest extent permitted by the laws of the Commonwealth of Virginia.

2007 and 2006 Compensation

For Mssrs. Schar, Saville, Seremet and Henley, all of the cash compensation earned was in the form of base salary during 2007 and 2006. As noted above, none of the executive officers received a salary increase in 2007 from their 2006 base salary, and Mr. Schar voluntarily elected to forgo his salary in 2007. Further, we did not grant any stock options to the named executive officers during 2007 or 2006 (see *Compensation Discussion and Analysis – Fixed Price Stock Options* above).

For a discussion of the general terms and objectives behind our 2007 annual cash bonus plan, see *Compensation Discussion and Analysis – Annual Cash Bonus* above. With respect to the specific performance targets established under the 2007 annual bonus plan, the consolidated pre-tax profit target was $912,632,000. For Mssrs. Saville and Seremet, the 105% maximum at which 100% of that portion of their annual bonus was to be fully earned was $958,264,000, and the 80% threshold at which Mr. Henley's annual bonus was to be ratably earned was $730,106,000. Our actual 2007 consolidated pre-tax profit was $578,965,000. The 2007 new orders target (net of cancellations) for Mssrs. Saville, Seremet and Henley was 15,375 units, with the 85% threshold was 13,069 units. Our actual 2007 new orders were 12,270 units. As a result and as described in the *Compensation Discussion and Analysis*, Mssrs. Saville, Seremet and Henley earned no annual bonus in 2007.

With respect to Mr. Inman's 2007 annual bonus, the 2007 mortgage banking operation's pre-tax profit target was $60,044,000, with the 105% maximum at which 100% of that portion of the annual bonus was fully earned being $63,047,000. The actual 2007 mortgage banking operation's pre-tax profit was $61,339,000, resulting in 43.1% being earned for the 55% portion of Mr. Inman's mortgage banking operation pre-tax profit award. The 2007 target mortgage banking operation's return on invested capital was 183.6%, with the 105% maximum at which 100% of that portion of the annual bonus was fully earned being 192.8%. The actual 2007 mortgage banking operation's return on invested capital was 179.9%, resulting in 0% being earned for the 25% portion of Mr. Inman's mortgage banking operation return on invested capital award. Mr. Inman also earned 0% of the 20% portion of his annual bonus award measured on new orders (net of cancellations). In the aggregate, Mr. Inman earned 23.7% of his base annual salary, or $97,278, calculated as follows: $410,000 x [(55% x 43.1%) + (25% x 0%) + (20% x 0%)].

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2007

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Dwight C. Schar:					
2000 Option Plan (a)	100,000	200,000	-	$189.00	05/02/11
2005 Option Plan (b)	-	-	25,000	$737.00	05/25/15
Paul C. Saville:					
1998 Option Plan (c)	72,500	-	-	$47.625	05/25/09
2000 Option Plan (a)	75,000	75,000	-	$189.00	05/02/11
2005 Option Plan (b)	-	-	25,000	$737.00	05/25/15
William J. Inman:					
2000 Option Plan (a)	12,500	25,000	-	$189.00	05/02/11
2005 Option Plan (b)	-	-	10,000	$737.00	05/25/15
Dennis M. Seremet:					
1998 Option Plan (c)	7,000	-	-	$47.625	05/25/09
2000 Option Plan (a)	25,000	25,000	-	$189.00	05/02/11
2005 Option Plan (b)	-	-	10,000	$737.00	05/25/15
2005 Option Plan (d)	-	-	1,835	$810.00	06/30/15
Robert W. Henley:					
2000 Option Plan (a)	1,750	3,500	-	$189.00	05/02/11
2005 Option Plan (b)	-	-	1,000	$737.00	05/25/15
2005 Option Plan (d)	-	-	1,835	$810.00	06/30/15

(a) These options were granted on May 3, 2001. The exercise price of the options was equal to the market value of the underlying stock on the date of grant. Twenty-five percent of the options vest on each of December 31, 2006, 2007, 2008 and 2009, with vesting based solely upon continued employment.

(b) These options were granted on May 26, 2005. The exercise price of the options was equal to the market value of the underlying stock on the date of the respective grants. The options vest in twenty-five percent increments in each of 2010, 2011, 2012 and 2013 if the EPS Target (as defined in footnote 1 to the *2007 Summary Compensation Table* above) is achieved at the end of 2008 and contingent on continued employment. None of the options granted under the 2005 Stock Option Plan will become exercisable, other than in the case of a change in control (see the *Narrative Disclosure of Termination and Change in Control Payments* below), unless we satisfy the EPS Target. In 2007, we determined that it is improbable that we will achieve the EPS Target, and thus, it is expected that these contingently issuable options will terminate unvested on December 31, 2008.

(c) These options were granted on May 26, 1999 and are fully-vested. The exercise price of the options was equal to the market value of the underlying stock on the date of grant.

(d) These options were granted on July 1, 2005, the date that Mr. Seremet was promoted to chief financial officer and Mr. Henley assumed the position of controller. The exercise price of the options was equal to the market value of the underlying stock on the date of grant. The options vest in 25% increments in each of 2010, 2011, 2012 and 2013 if the EPS Target (see explanation in (b) above) is achieved at the end of 2008 and contingent on continued employment. None of the options granted under the 2005 Stock Option Plan will become exercisable, other than in the case of a change in control (see the *Narrative Disclosure of Termination and Change in Control Payments* below) unless we satisfy the EPS Target. In 2007, we determined that it is improbable that we will achieve the EPS Target, and thus, it is expected that these contingently issuable options will terminate unvested on December 31, 2008.

* * * * *

2007 OPTION EXERCISES AND STOCK VESTED

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)
Dwight C. Schar	100,000	$49,850,000
Paul C. Saville	5,000	$3,886,875
William J. Inman	12,500	$8,162,500
Dennis M. Seremet	10,000	$7,134,950
Robert W. Henley	4,250	$2,699,350

(1) The value realized is calculated based on the difference between the market price of NVR common stock on the date of exercise and the respective exercise price, multiplied by the number of shares exercised.

2007 NON-QUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings (Loss) in Last FY ($) (a)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Dwight C. Schar:					
Plan 1 (b)	-	-	$(29,361,013)	-	$127,150,172
Plan 2 (c)	-	-	$(606,589)	-	$2,626,976
Paul C. Saville:					
Plan 1 (d)	-	-	$(12,811,843)	-	$55,482,692
Plan 2 (e)	-	-	$(93,986)	-	$407,016
William J. Inman:					
Plan 1 (f)	-	-	$(10,452,464)	-	$45,265,216
Dennis M. Seremet:					
Plan 1 (g)	-	-	$(4,903,767)	-	$21,236,148
Robert W. Henley	-	-	-	-	-

(a) Represents unrealized earnings/(losses) of the market value of the NVR common stock held in the respective officer's deferred compensation account. We have never paid dividends.

(b) Mr. Schar deferred a total of $30,171,848 of earned compensation, all of which was previously reported by us in prior years' Summary Compensation Tables within our proxy statements

(c) The amounts were voluntarily deferred by Mr. Schar in 2006 and include his $2,000,000 annual bonus for 2005 that was due to be paid to him in cash on March 15, 2006, and $1,476,520 of his 2006 salary, which was deferred equally in monthly installments as his annual salary was due and payable. We reported the 2005 annual bonus in our 2006 proxy statement, and the amount deferred from his 2006 salary is included in the Summary Compensation Table above.

(d) Mr. Saville deferred a total of $15,995,411 of earned compensation, all of which was previously reported by us in prior years' Summary Compensation Tables within our proxy statements.

(e) The amount was voluntarily deferred by Mr. Saville in 2006 and includes his $600,000 annual bonus for 2005 that was due to be paid to him in cash on March 15, 2006. We reported the 2005 annual bonus in our 2006 proxy statement.

(f) Mr. Inman deferred a total of $12,274,639 of earned compensation, all of which was previously reported by us in prior years' Summary Compensation Tables within our proxy statements.

(g) Mr. Seremet deferred a total of $7,334,970 of earned compensation, all of which was previously reported by us in prior years' Summary Compensation Tables within our proxy statements.

Narrative to the 2007 Non-Qualified Deferred Compensation Table

We have two deferred compensation plans, which we refer to as plans 1 and 2, respectively, for purposes of this discussion. Plan 1, which we adopted on December 15, 1999, is closed for new contributions effective December 31, 2004. Each of the named executive officers, solely at their election, may defer 100% of any earned salary or bonus into plan 2, which we adopted December 15, 2005. Stock option gains are prohibited by law from being deferred.

Amounts deferred are invested in a fixed number of shares of our common stock, which is purchased on the open market at fair market value. This is the only investment choice for the named executive officers. All amounts placed in the deferred compensation plan are amounts already due to the named executive officer; we do not make employer contributions to their accounts. Further, earnings on deferred amounts solely represent appreciation/(depreciation) of the market value of the NVR shares of common stock held. We do not provide for a minimum return or guarantee a minimum payout amount.

These are "at risk" investments. The shares of our common stock held in each named executive officer's account are distributed to the named executive officer upon expiration of the deferral period. The deferral period expires for Plan 1 at the named executive officer's termination of employment, and expires for Plan 2 six months after the named executive officer's termination of employment.

NARRATIVE DISCLOSURES OF TERMINATION AND CHANGE OF CONTROL PAYMENTS

Our named executive officers are eligible to receive certain termination and/or change in control payments and acceleration rights under certain of the compensation arrangements that they hold with us. These payments and acceleration rights are contained within the executive officers' employment agreements, employee stock option agreements and deferred compensation plan agreements.

Employment Agreements

As noted in the *Narrative Disclosure to the Summary Compensation Table*, we employ Mssrs. Schar, Saville, Inman and Seremet pursuant to employment agreements (Mr. Henley does not have an employment agreement with us). The agreements cover the additional payments that would be due to these individuals in the following termination scenarios: 1) death, 2) disability, 3) retirement, 4) cause, 5) without cause, 6) voluntary, 7) voluntary within one year after a change in control, and 8) voluntary upon the election or appointment of a new Chairman and/or CEO accompanied by a change in business philosophy. The terms are identical in each of the agreements.

As noted above, Mr. Schar amended his employment agreement on December 21, 2006 to forgo his 2007 salary and 2007 bonus opportunity. The amendment specified that for purposes of calculating any severance benefits under the employment agreement that Mr. Schar would be deemed to have a $1,500,000 annual salary.

Severance payments under the various terminations scenarios are summarized below.

Termination Events

- *Death or Disability*. The applicable named executive officer is entitled to receive in a lump sum two months of his then annual base salary and accrued pro-rated annual bonus, assuming that the maximum of 100% of base salary is earned for the period ending on the last calendar day of the second calendar month following the month in which the death or disability occurred. Assuming a December 31, 2007 termination event for death or disability, payments would be as follows:

Name	Salary Due	Bonus Due	Total Due
Dwight C. Schar	$250,000	$250,000	$500,000
Paul C. Saville	$133,333	$133,333	$266,666
William J. Inman	$68,333	$68,333	$136,666
Dennis M. Seremet	$71,667	$71,667	$143,334

- *Retirement.* Upon retirement, the applicable named executive officer is entitled to receive, in 12 monthly installments, an amount equal to 100% of his then annual base salary and any accrued pro-rated annual bonus, assuming that the maximum of 100% of base salary is earned and the annual bonus being paid at the same time that all of our other employees are paid their annual bonus. Assuming a December 31, 2007 termination event in connection with retirement, payments would be as follows:

Name	Salary Due	Bonus Due	Total Due
Dwight C. Schar	$1,500,000	$1,500,000	$3,000,000
Paul C. Saville	$800,000	$800,000	$1,600,000
William J. Inman	$410,000	$410,000	$820,000
Dennis M. Seremet	$430,000	$430,000	$860,000

- *Cause.* The applicable named executive officers are not entitled to receive any payments after the date of termination for cause. Termination for "cause" is a termination due to:

  - the officer being convicted of any felony, other crime involving moral turpitude, or any crime or offense which results in his incarceration for more than three months;

  - gross misconduct in connection with the performance of his duties as described within the employment agreement; or

  - the officer materially breaching affirmative or negative covenants or undertakings described in the employment agreement, such as the agreement's non-compete provisions.

- *Without cause.* The applicable named executive officer is entitled to receive, in 12 monthly installments, an amount equal to 200% of his then annual base salary. In addition, we would provide the executive with up to $60,000 of outplacement services. Assuming a December 31, 2007 termination event without cause, payments would be as follows:

Name	Salary Due	Outplacement Due	Total Due
Dwight C. Schar	$3,000,000	$60,000	$3,060,000
Paul C. Saville	$1,600,000	$60,000	$1,660,000
William J. Inman	$820,000	$60,000	$880,000
Dennis M. Seremet	$860,000	$60,000	$920,000

- *Voluntary.* The applicable named executive officer is not entitled to receive any payments after the date of termination.

- *Voluntary within one year after a change in control.* The applicable named executive officer is entitled to receive, in 12 monthly installments, an amount equal to 200% of his then annual base salary, and accrued pro-rated annual bonus under the assumption that 100% of the target bonus would have been paid for that year. A change of control means i) any person or group acquires 20% or more of our stock, ii) substantially all of our assets are sold to another party, iii) we are liquidated or dissolved, or adopt a plan to do so, or iv) we are merged into another entity or we are taken private, and the executive officer experiences a significant reduction in responsibilities. Assuming a December 31, 2007 termination event in connection with a change in control, payments would be as follows:

Name	Salary Due	Bonus Due	Total Due
Dwight C. Schar	$3,000,000	$1,500,000	$4,500,000
Paul C. Saville	$1,600,000	$800,000	$2,400,000
William J. Inman	$820,000	$410,000	$1,230,000
Dennis M. Seremet	$860,000	$430,000	$1,290,000

- *Voluntary termination upon the election or appointment, as applicable, of a new Chairman and/or Chief Executive Officer.* The applicable named executive officer is not entitled to receive any payments after the date of termination.

Conditions to Receipt of Payment

The covenants within the employment agreements include non-compete provisions, including the prohibition from:

- engaging, on the individual's or another entity's behalf in the homebuilding or mortgage businesses as an employee, greater than 1% owner, manager or otherwise;
- inducing or attempting to induce any customers or potential customers from conducting business with us;
- hiring or attempting to hire our employees; or
- utilizing the services of or trying to acquire land, goods or services from, any of our developers or subcontractors.

The periods that the non-compete provisions cover are as follows:

- During their term of employment with us, the named executive officers are bound by the non-compete covenants at all times.
- For two years after termination, the named executive officer is bound by the non-compete covenants if the termination was voluntary, due to retirement, for cause, or without cause.
- The named executive officer is not bound by the non-compete covenants after their termination date if the termination was voluntary within one year after a change in control, or voluntary upon the election or appointment, as applicable, of a new Chairman and/or Chief Executive Officer.

Stock Option Agreements

Each option agreement provides for the acceleration of vesting of all unvested options if we experience a "change in control" (as defined below). This includes any outstanding and unearned options under the 2005 Stock Option Plan prior to achievement of the EPS Target. See *Compensation Discussion and Analysis – Fixed Price Stock Options* above. The accelerated vesting is based on a single trigger, meaning that the named executive officer does not need to terminate employment to receive the acceleration right. The "change of control" provisions within the named executive officers' agreements are identical to the "change of control" provisions within the agreements for all other participants of the respective stock option plans. Generally, the "change of control" provision is triggered upon:

- our merger, consolidation, reorganization or other business combination with one or more other entities in which we are not the surviving entity;
- our selling substantially all of our assets to another entity; or
- our experiencing any transaction resulting in any person or entity owning 20% or more of the total number of our voting shares, or any person commencing a tender or exchange offer to acquire beneficial ownership of 20% or more of the total number of our voting shares.

Assuming we experienced a change in control on December 31, 2007, the market value realized on the accelerated stock options for each of the named executive officers would be as follows:

Name	Number of Options Accelerated (#)	Option Exercise Price ($)	Market Price of NVR Common Stock at 12/31/07 ($)	Per Share Intrinsic Value at 12/31/07 ($)	Market Value Realized on Acceleration ($)
Dwight C. Schar:					
2000 Option Plan	200,000	$189.00	$524.00	$ 335.00	$67,000,000
2005 Option Plan	25,000	$737.00	$524.00	$(213.00)	-
Total					$67,000,000
Paul C. Saville:					
2000 Option Plan	75,000	$189.00	$524.00	$335.00	$25,125,000
2005 Option Plan	25,000	$737.00	$524.00	$(213.00)	-
Total					$25,125,000
William J. Inman:					
2000 Option Plan	25,000	$189.00	$524.00	$ 335.00	$8,375,000
2005 Option Plan	10,000	$737.00	$524.00	$(213.00)	-
Total					$8,375,000
Dennis M. Seremet:					
2000 Option Plan	25,000	$189.00	$524.00	$ 335.00	$8,375,000
2005 Option Plan	10,000	$737.00	$524.00	$ (213.00)	-
2005 Option Plan	1,835	$810.00	$524.00	$(286.00)	-
Total					$8,375,000
Robert W. Henley:					
2000 Option Plan	3,500	$189.00	$524.00	$ 335.00	$1,172,500
2005 Option Plan	1,000	$737.00	$524.00	$ (213.00)	-
2005 Option Plan	1,835	$810.00	$524.00	$(286.00)	-
Total					$1,172,500

Deferred Compensation Plans

Under the deferred compensation plans (see the *Non-Qualified Deferred Compensation Table* above for more information on these plans), each named executive officer receives a lump sum distribution immediately if we experience a "change in control", rather than receiving their account balance at separation of service. The "change of control" provisions within the deferred compensation plans are equally applicable to all participants within the plans.

- *Plan 1.* Generally, the "change of control" provision is the same as the "change in control" provision set forth in our stock option agreements, as summarized above.

- *Plan 2.* Generally, the "change of control" provision is triggered if (i) we experience any transaction resulting in any person or entity owning 50% or more of the total fair market value or total voting power of our shares, (ii) we experience any transaction resulting in any person or entity acquiring 35% or more of the total fair market value or total voting power of our shares during a 12-month period, (iii) a majority of our board of directors is replaced during any 12-month period by new directors not endorsed by a majority of our board of directors who were on our board immediately preceding the new appointments or elections, or (iv) we sell to another entity our assets that have a total gross fair market value equal to or more than 40% of the total gross fair market value of our total assets.

Assuming a change in control under the deferred compensation plans at December 31, 2007, the market value of the accelerated account balances is presented in the *Non-Qualified Deferred Compensation Plans Table* above.

* * * * *

2007 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)(2)	Option Awards ($) (3) (4)	Total ($)
Dwight C. Schar (1)	-	-	-
C. Scott Bartlett, Jr.	$58,000	$158,409	$214,809
Robert C. Butler	$59,600	$429,671	$487,671
Timothy M. Donahue	$54,800	$(74,598)	$(19,798)
Manuel H. Johnson	$74,400	$158,409	$231,209
William A. Moran	$37,200	$158,409	$195,609
David A. Preiser	$54,800	$158,409	$213,209
George E. Slye	$53,200	$158,409	$210,009
John M. Toups	$53,200	$158,409	$211,609
Paul W. Whetsell	$45,667	-	$45,667

(1) Mr. Schar, who as our executive Chairman is also one of our named executive officers, receives no additional compensation for his service as a director. His compensation as a named executive officer is disclosed above in the *2007 Summary Compensation Table.*

(2) Mr. Johnson, the Audit Committee Chairman, is paid an annual retainer equal to $36,000 per annum for serving as a director. All other non-employee Board members are paid a $26,000 annual retainer. Non-employee Board members are paid fees of $1,600 for each Board and Committee meeting attended during 2007. Reasonable incidental travel and out-of-pocket business expenses are reimbursed as incurred in accordance with the policies to which all of our executive officers and employees are subject.

(3) The amounts disclosed represent the stock option compensation expense that we recognized in our financial statements for each of the Board members during 2007 pursuant to SFAS 123(R), disregarding any estimate of forfeitures relating to service-based vesting conditions. The total charge includes stock option grants issued to Mssrs. Bartlett, Johnson, Moran, Preiser, Slye and Toups on May 3, 2001; a stock option grant issued to Mr. Butler on May 1, 2002; stock option grants issued to each of the directors, except Mr. Donahue and Mr. Whetsell, on July 28, 2005; a stock option grant issued to Mr. Donahue on January 1, 2006; and a stock option Grant issued to Mr. Whetsell on March 1, 2007.

- For the May 3, 2001 grants, the fair value valuation assumptions are as follows: i) the estimated option life is 10 years, ii) the risk free interest rate was 5.5% (based on a U.S. Treasury Strip due in a number of years equal to the stock option term), iii) the expected volatility equals 42.4%, and iv) the estimated dividend yield is 0%.
- For the May 1, 2002 grant, the fair value valuation assumptions are as follows: i) the estimated option life is 10 years, ii) the risk free interest rate was 5.5% (based on a U.S. Treasury Strip due

in a number of years equal to the stock option term), iii) the expected volatility equals 40.7%, and iv) the estimated dividend yield is 0%.

- For the July 28, 2005 grants, the fair value valuation assumptions are as follows: i) the estimated tranche-weighted option life is 8.7 years, ii) the risk free interest rate was 4.1% (based on a U.S. Treasury Strip due in a number of years equal to the stock option term), iii) the expected volatility equals 34%, and iv) the estimated dividend yield is 0%.

- For the January 1, 2006 grant, the aggregate grant date fair value of the award, computed in accordance with SFAS 123(R), was $472,136. The fair value valuation assumptions are as follows: i) the tranche-weighted estimated option life is 8.4 years, ii) the risk free interest rate was 4.5% (based on a U.S. Treasury Strip due in a number of years equal to the estimated option life), iii) the expected volatility equals 34%, and iv) the estimated dividend yield is 0%.

- For the March 1, 2007 grant, the aggregate grant date fair value of the award, computed in accordance with SFAS 123(R), was $550,000. The fair value valuation assumptions are as follows: i) the tranche-weighted estimated option life is 8.2 years, ii) the risk free interest rate was 4.6% (based on a U.S. Treasury Strip due in a number of years equal to the estimated option life), iii) the expected volatility equals 37%, and iv) the estimated dividend yield is 0%.

The July 28, 2005, the July 1, 2006 and the March 1, 2007 option grants were issued under the 2005 performance-based plan based on growth in diluted earnings per share (the "EPS Target"). See footnote 1 to the *2007 Summary Compensation* Table for the named executive officers above. Due to the continued earnings decline resulting from the deterioration in homebuilding market conditions and our expectation that market conditions will not improve in the near term, we determined that it is improbable that we will achieve the EPS Target, and thus, it is expected that these contingently issuable options will terminate unvested on December 31, 2008. As a result of that determination and pursuant to accounting requirements, during 2007 we reversed all of the compensation expense recognized in prior years related to these grants. The amounts in the above table for 2007 include the following:

Name	Expense Related to May 3, 2001 and May 1, 2002 Grants	Expense Reversal Related to July 28, 2005, January 1, 2006 and March 1, 2007 Grants	Total
C. Scott Bartlett, Jr.	$231,433	$(73,024)	$158,409
Robert C. Butler	$502,695	$(73,024)	$429,671
Timothy M. Donahue	$0	$(74,598)	$(74,598)
Manuel H. Johnson	$231,433	$(73,024)	$158,409
William A. Moran	$231,433	$(73,024)	$158,409
David A. Preiser	$231,433	$(73,024)	$158,409
George E. Slye	$231,433	$(73,024)	$158,409
John M. Toups	$231,433	$(73,024)	$158,409
Paul W. Whetsell	$0	$0	$0

(4) The following table sets forth the outstanding stock option awards for our directors at December 31, 2007, excluding Mr. Schar's outstanding grant awards which are disclosed in the above *Outstanding Equity Awards at December 31, 2007 Table* for the named executive officers:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
C. Scott Bartlett, Jr.:					
1998 Option Plan **(a)**	3,875	-	-	$49.06	05/25/09
2000 Option Plan **(b)**	8,500	8,500	-	$189.00	05/02/11
1998 Option Plan **(c)**	-	-	1,100	$907.75	07/27/15
Robert C. Butler:					
1998 Option Plan **(d)**	6,500	8,500	-	$369.75	04/30/12
1998 Option Plan **(c)**	-	-	1,100	$907.75	07/27/15
Timothy M. Donahue:					
1998 Option Plan **(e)**	-	-	1,355	$702.00	12/31/15
Manuel H. Johnson:					
1998 Option Plan **(a)**	12,500	-	-	$49.06	05/25/09
2000 Option Plan **(b)**	8,500	8,500	-	$189.00	05/02/11
1998 Option Plan **(c)**	-	-	1,100	$907.75	07/27/15
William A. Moran:					
2000 Option Plan **(b)**	4,250	8,500	-	$189.00	05/02/11
1998 Option Plan **(c)**	-	-	1,100	$907.75	07/27/15
David A. Preiser:					
2000 Option Plan **(b)**	8,500	8,500	-	$189.00	05/02/11
1998 Option Plan **(c)**	-	-	1,100	$907.75	07/27/15
George E. Slye:					
2000 Option Plan **(b)**	4,250	8,500	-	$189.00	05/02/11
1998 Option Plan **(c)**	-	-	1,100	$907.75	07/27/15
John M. Toups:					
1998 Option Plan **(a)**	12,500	-	-	$49.06	05/25/09
2000 Option Plan **(b)**	8,500	8,500	-	$189.00	05/02/11
1998 Option Plan **(c)**	-	-	1,100	$907.75	07/27/15
Paul W. Whetsell:					
1998 Option Plan **(f)**	-	-	1,574	$676.85	2/28/17

(a) The options were granted on May 26, 1999. The exercise price of the options was equal to the market value of the underlying stock on the date of grant. The applicable director received a grant of 12,500 options, which vested 25% on each of December 31, 2002, 2003, 2004 and 2005, with vesting based solely upon continued services being provided as a director.

(b) The options were granted on May 3, 2001. The exercise price of the options was equal to the market value of the underlying stock on the date of grant. The applicable director received a grant of 17,000 options, which vest in 25% increments on each of December 31, 2006, 2007, 2008 and 2009, with vesting solely based upon continued services being provided as a director on the vesting dates.

(c) The options were granted on July 28, 2005. The exercise price of the options was equal to the market value of the underlying stock on the date of the respective grants. The options vest in 25% increments in each of 2010, 2011, 2012 and 2013 if the EPS Target (as defined above in footnote 3 to the *2007 Director Compensation Table*) is achieved and contingent on continued services being provided as a director on the vesting dates. In 2007, we determined that it is improbable that we will achieve the EPS Target, and thus, it is expected that these contingently issuable options will terminate unvested on December 31, 2008.

(d) The options were granted on May 1, 2002. The exercise price of the options was equal to the market value of the underlying stock on the date of grant. The applicable director received a grant of 17,000 options, which vest in 25% increments on each of December 31, 2006, 2007, 2008 and 2009, with vesting based solely upon continued services being provided as a director on the vesting dates.

(e) The options were granted on January 1, 2006. The exercise price of the options was equal to the market value of the underlying stock on the date of the respective grants. The options vest in 25% increments on each of December 31, 2010, 2011, 2012 and 2013 if the EPS Target (as defined above in footnote 3 to the *2007 Director Compensation Table*) is achieved and contingent on continued services being provided as a director on the vesting dates. In 2007, we determined that it is improbable that we will achieve the EPS Target, and thus, it is expected that these contingently issuable options will terminate unvested on December 31, 2008.

(f) The options were granted on March 1, 2007. The exercise price of the options was equal to the market value of the underlying stock on the date of the respective grants. The options vest in 25% increments on each of December 31, 2011, 2012, 2013 and 2014 if the EPS Target (as defined above in footnote 3 to the *2007 Director Compensation Table*) is achieved and contingent on continued services being provided as a director on the vesting dates. In 2007, we determined that it is improbable that we will achieve the EPS Target, and thus, it is expected that these contingently issuable options will terminate unvested on December 31, 2008.

Stock Holding Requirements

To link the interests of our Board of Directors with our shareholders, we adopted stock ownership guidelines in 2000. These guidelines require the members of our Board of Directors to acquire and continuously hold a specified minimum level of our shares for so long as they serve as directors. Under our holding requirements, Board members must acquire and hold shares with a total fair market value equal to five times the annual board retainer fee, which is $130,000 for all of the Board members, with the exception of Mr. Johnson whose holding requirement is $180,000 due to his higher annual board retainer. Board members must satisfy the holding requirement within three years of first becoming subject to the holding requirements, and at a minimum, have satisfied one-third of the requirement after one year, and two-thirds of the requirement after two years. All members of our Board of Directors are in compliance with our stock ownership guidelines.

APPROVAL OF INDEPENDENT AUDITORS
(Proposal 2)

At the Annual Meeting, our Board of Directors will recommend shareholder ratification of the appointment of KPMG LLP as our independent auditor for the year 2008. If the appointment is not ratified, the Board will consider whether it should select another independent auditor. Representatives of KPMG LLP are expected to be present at the meeting to respond to shareholders' questions and will have an opportunity to make a statement if they so desire.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" THE APPROVAL OF KPMG LLP AS NVR'S INDEPENDENT AUDITORS FOR 2008.

DISCLOSURE OF FEES PAID OR ACCRUED FOR KPMG LLP DURING THE YEARS ENDED DECEMBER 31:

	2007	2006
Audit fees:		
Audit fees and quarterly reviews	$387,915	$350,190
Section 404 internal control audit	242,482	283,500
SEC comment letters and amended filings	6,375	33,155
Reimbursable expenses	2,357	5,524
Total audit fees	639,129	672,369
Audit-related fees:		
Employee benefit plan audit	37,653	30,000
Tax fees:		
State tax appeal assistance	-	6,101
All other fees:	-	-
Total fees	$676,782	$708,470

The Audit Committee annually evaluates what types of audit and non-audit services (permitted by law) that, subject to certain limits, can be entered into with pre-approval authority granted by the Audit Committee and will grant that authority, if applicable, pursuant to an Audit Committee resolution. For the years 2007 and 2006, under separate authorizations applicable to each respective year, the Audit Committee delegated to our Chairman of the Audit Committee (the "Chairman"), CEO and CFO, together or separately, in our name and on our behalf, the authority, subject to individual cost limits, to engage KPMG LLP to perform 1) accounting guidance and technical assistance for the implementation of newly issued accounting pronouncements and standards, 2) accounting guidance and technical assistance related to the application of existing accounting pronouncements and standards to our transactions, and 3) SEC registration statement comfort letters and consents, together in an aggregate amount for all services not to exceed 50% of the annual audit fee, provided that the Chairman, the CEO and CFO reported any such audit-related or non-audit services to the full Audit Committee at its next regularly scheduled meeting. All fees incurred during 2007 were approved directly by our Audit Committee. During 2006, $23,460 of the $33,155 related to our SEC comment letters and amended filings was paid pursuant to the delegated authority granted by the Audit Committee.

SHAREHOLDER PROPOSALS

Shareholder proposals that are intended by a shareholder to be included in our proxy statement for our next annual meeting of shareholders pursuant to Rule 14a-8 of the Securities and Exchange Commission must be received in the office of NVR's Secretary no later than November 24, 2008. Shareholder proposals that are not submitted for inclusion in our proxy statement pursuant to Rule 14a-8, but that one or more shareholders intend to propose for consideration at our next annual meeting, must be submitted to the office of NVR's Secretary no earlier than November 24, 2008 and no later than December 24, 2008 and must otherwise comply with the conditions set forth in Section 2.04 of our bylaws (or, the case of director nominations, Section 3.03 of our bylaws). Any shareholder proposal that is not submitted within the applicable time frame will not be eligible for presentation or consideration at the next annual meeting.

OTHER MATTERS

Management knows of no other business to be presented for action at the Annual Meeting, other than those items listed in the notice of the Annual Meeting referred to herein. If any other business should properly come before the Annual Meeting, or any adjournment thereof, it is intended that the proxies will be voted in accordance with the best judgment of the persons acting thereunder.

Our Annual Report on Form 10-K for 2007, including consolidated financial statements and other information, accompanies this Proxy Statement but does not form a part of the proxy soliciting material. A complete list of the shareholders of record entitled to vote at our Annual Meeting will be open and available for examination by any shareholder, for any purpose germane to the Annual Meeting, between 9:00 a.m. and 5:00 p.m. at our offices at 11700 Plaza America Drive, Suite 500, Reston, Virginia 20190, from April 22, 2008 through May 5, 2008 and at the time and place of the Annual Meeting.

Copies of our most recent Annual Report on Form 10-K, including the financial statements and schedules thereto, which we are required to file with the SEC, and any of our corporate governance documents, will be provided in print without charge upon the written request of any shareholder. Such requests may be sent to Investor Relations, NVR, Inc., 11700 Plaza America Drive, Suite 500, Reston, Virginia, 20190. Our SEC filings are also available to the public from our website at http://www.nvrinc.com, and the SEC's website at http://www.sec.gov.

By Order of the Board of Directors,



James M. Sack
Secretary and General Counsel

Reston, Virginia
March 21, 2008

Appendix A

NVR, INC.

Nominating Committee Policies and Procedures for the Consideration of Board of Director Candidates

The following amended and restated policies and procedures were adopted by the NVR, Inc. (the "Company") Nominating Committee (the "Committee") on November 1, 2005:

I. Policy Regarding Director Candidates Recommended by Security Holders.

A. The Company will consider all director candidates recommended by shareholders owning at least 5% of the Company's outstanding shares at all times during the preceding year that meet the qualifications established by the Board of Directors (the "Board").

II. Director Minimum Qualifications.

A. Each director nominee is evaluated in the context of the full Board's qualifications as a whole, with the objective of establishing a Board that can best perpetuate the success of the Company's business and represent shareholder interests through the exercise of sound judgment. Each director nominee will be evaluated considering the relevance to the Company of the director nominee's respective skills and experience, which must be complementary to the skills and experience of the other members of the Board;

B. A substantial majority of the Board shall be independent as defined by the applicable exchange on which the Company's shares are listed. The Audit, Compensation, Corporate Governance, Nominating and Qualified Legal Compliance Committees will be comprised solely of independent directors;

C. Director nominees must possess a general understanding of marketing, finance and other elements relevant to the success of a large publicly-traded company in today's business environment, and an understanding of the Company's business on an operational level;

D. Each director may be assigned committee responsibilities. A director nominee's educational and professional backgrounds must be consistent with the director nominee's committee assignment (e.g., director nominees who will be assigned to the audit committee must be financially literate as defined within the Company's Audit Committee Charter);

E. Director nominees must demonstrate a willingness to devote the appropriate time to fulfilling Board duties;

F. Director nominees shall not represent a special interest or special interest group whose agenda is inconsistent with the Company's goals and objectives or whose approach and methods are inconsistent with what the Board believes is in the best interest of the Company's shareholders; and

G. Director nominees shall not be a distraction to the Board, nor shall a director nominee be disruptive to the achievement of the Company's business mission, goals and objectives.

III. Procedures for Consideration of Security Holder Nominations.

A. Security holder nominations must include **ALL** of the information described in paragraphs C. through H. below and must be received in its entirety by the 120th calendar day before the date of the company's proxy statement released to security holders in connection with the previous year's annual meeting to be considered for the next scheduled annual meeting of shareholders;

B. Security holder nominations must be in writing and submitted via registered mail or overnight delivery service to the Nominating Committee Chairman at the Company's corporate headquarters' address;

C. Supporting documentation must be submitted that allows the Nominating Committee to verify ownership of not less than 5% of the Company's outstanding shares at all times during the immediately preceding year;

D. The shareholder must submit an affidavit from the director nominee stating that if elected, the director nominee is willing and able to serve on the Company's Board for the full term to which the director nominee would be elected. The affidavit must also acknowledge that the director nominee is aware of, has read and understands the Company's Code of Ethics, Standards of Business Conduct, Corporate Governance Guidelines, and Board of Director Committee Charters (collectively, the "Corporate Governance Documents"), and further that the director nominee acknowledges that, if elected, the director nominee is subject to and will abide by the Corporate Governance Documents;

E. The director nominee must submit a signed independence questionnaire. This questionnaire shall be distributed to the director nominee upon receipt of a properly delivered security holder director nomination request, and must be returned within five days of receipt via registered mail or overnight delivery service to the Company's Corporate Secretary and Nominating Committee Chairman, or designee;

F. The shareholder must submit documentation as to the director nominee's qualifications, which at a minimum must include:

1. A complete biography;

2. Full employment history, including current primary occupation;

3. A signed consent form and waiver authorizing the Company to perform a full background investigation of the director nominee, including criminal and credit history, from a security firm acceptable to the Company in its sole discretion, an original report of which must be sent directly from the security firm to the Company's Corporate Secretary and Nominating Committee Chairman, or designee;

4. Documentation of educational levels attained, complete with official transcripts issued directly by the educational institution and sent directly from the educational institution to the Company's Corporate Secretary and Nominating Committee Chairman, or designee. The Nominating Committee may waive this requirement if the security firm performing the background investigation verifies that the director nominee completed the educational levels indicated by the director nominee;

5. Disclosure of all special interests and all political and organizational affiliations; and

6. A complete list of clients if the director nominee is a consultant, attorney or other professional service provider;

G. The shareholder must submit any additional information required to be included in the Company's proxy statement for director nominees which determination will be made by the Company in its sole and absolute discretion (including, without limitation, information regarding business experience, involvement in legal proceedings, security ownership and transactions with the Company or management); and

H. The information submitted by the security holder must include relevant contact information (e.g., address, phone numbers) for the submitting shareholder and the director nominee.

IV. Identification and Evaluation of Director Candidates.

A. For directors standing for reelection, the Nominating Committee may consider:

1. The general qualifications as noted above;

2. The director's attendance at Board and Committee meetings; and

3. The director's participation and contributions to Board activities.

B. The Nominating Committee may consider the following when identifying and evaluating an individual who is not currently a Company director:

1. Use of outside executive search firms or referrals, as appropriate; and

2. Consideration of the Company's minimum director qualifications as noted above in light of the specific qualifications possessed by the individual being considered; and

C. Regardless of the source of the nomination, individuals being considered for nomination to the Company's Board, who are not currently directors, must provide to the Company the information described in Section III, paragraphs D – H.

SKU 002CS-61010

Directors and Officers

Board of Directors

C. Scott Bartlett, Jr. [1,3,4]
Corporate Director

Robert C. Butler [1,3,4,6]
Corporate Director

Timothy M. Donahue [2,3]
Corporate Director

Manuel H. Johnson [1,2,4,6]
Co-Chairman & Senior Partner
Johnson Smick International, Inc.

William A. Moran [5]
Chairman
Elm Street Development, Inc.

David A. Preiser [2,3,6]
Senior Managing Director
Houlihan Lokey Howard & Zukin

Dwight C. Schar [5]
Chairman of the Board
NVR, Inc.

George E. Slye [1,4,5]
Chief Executive Officer & Owner
GESCOM, Inc.

John M. Toups [2,5,6]
Corporate Director

Paul W. Whetsell [2,6]
President & Chief Executive Officer
CapStar Hotel Company

Committees:
[1] Audit
[2] Compensation
[3] Nominating
[4] Qualified Legal Compliance
[5] Executive
[6] Corporate Governance

Executive Officers

Dwight C. Schar
Chairman of the Board

Paul C. Saville
President & Chief Executive Officer

William J. Inman
President
NVR Mortgage

Dennis M. Seremet
Sr. Vice President, Chief Financial Officer
& Treasurer

Robert W. Henley
Vice President & Controller

General Information

Stock Exchange Information

Listed on the New York Stock Exchange
Symbol: NVR

Transfer Agent & Registrar

Computershare Trust Company, NA
P.O. Box 43078
Providence, RI 02940-3078
1-877-282-1169
www.computershare.com

Annual Meeting

The Annual Meeting of NVR, Inc. will be held on May 6, 2008, at 11:30 a.m. at the NVR Corporate Headquarters, Plaza America Tower 1 11700 Plaza America Drive, Suite 500 Reston, VA 20190

Shareholders should contact the NVR Investor Relations Department at the preceding address to obtain directions to attend the Annual Meeting in person.

Shareholder Inquiries

Communications concerning transfer requirements, lost certificates, dividends or change of address should be addressed to Computershare at the address listed above.

General Counsel

Sack Harris & Martin, P.C.
McLean, VA

Auditors

KPMG LLP
McLean, VA

Press Releases, SEC Filings, & Corporate Governance Documents

Recent press releases, SEC filings, and corporate governance documents are available on NVR's website (www.nvrinc.com) or they may be obtained in print at no charge by contacting the NVR Investor Relations Department at:
NVR, Inc.
Plaza America Tower 1
11700 Plaza America Drive, Suite 500
Reston, VA 20190
703-956-4000



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NVR